UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO HODLINGS INC.’s 3Q Interim Report for the year 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: December 7, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

INTERIM REPORT

(From January 1, 2022 to September 30, 2022)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2022 to September 30, 2022)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chon, Jung-Son
Chon, Jung-Son
President and Representative Director
POSCO HOLDINGS INC.
POSCO Center, 440, Teheran-ro, Gangnam-gu, Seoul, 06194 Korea
Telephone: +82-2-3457-0114

/s/ Han, Young-Ah
Han, Young-Ah
Senior Vice President
POSCO HOLDINGS INC.
POSCO Center, 440, Teheran-ro, Gangnam-gu, Seoul, 06194 Korea
Telephone: +82-2-3457-0114

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows:

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;

(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;

(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;

(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

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2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.

Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea	POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(2) Steel Works and Offices

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Date	POSCO	POSCO HOLDINGS INC.

March 2, 2022

(a) Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b) Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c) Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d) Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows: United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

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(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 9, 2018	Ordinary	—	Representative Director Oh, In-Hwan	—
		—	Representative Director Chang, In-Hwa	—
		—	Inside Director Yu, Seong	—
		Inside Director Chon, Jung-Son	—	—
		—	—	Representative Director Choi, Jeong-Woo
		Outside Director Kim, Sung-Jin	—	—
		—	Outside Director Bahk, Byong-Won	—
		—	Outside Director Kim, Joo-Hyun	—
		—	—	Outside Director Shin, Chae-Chol
July 27, 2018	Extraordinary	Representative Director Choi, Jeong-Woo	—	—
		—	—	Representative Director Kwon, Oh-Joon
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin*	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won
March 18, 2022	Ordinary	—	Representative Director Chon, Jung-Son	—
		—	Inside Director Chung, Chang-Hwa	—
		Inside Director Yoo, Byeong-Og	—	—
		—	—	Representative Director Kim, Hag-Dong
		—	—	Inside Director Jeong, Tak
		Non-standing Director Kim, Hag-Dong	—	—
		—	Outside Director Pahk, Heui-Jae
		Outside Director Yoo, Jin-Nyong**	—
		Outside Director Sohn, Sung-Kyu**	—
			—	Outside Director Kim, Shin-Bae
			—	Outside Director Chung, Moon-Ki

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*	The re-appointed Outside Director Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member
**	The Outside Director Yoo, Jin-Nyong and Sohn, Sung-Kyu were appointed as Audit Committee Member at the General Meeting of Shareholders held on March 18, 2022.

(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

(a) From SK Telecom to National Pension Service

(b) Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2) September 2019 : Handover of business right of LNG terminal to POSCO ENERGY

(3) September 2019 : Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off

(4) January 2022 : Handover of logistic related business to POSCO Terninal

(5) March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO HOLDINGS INC.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

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3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

	(Unit : Share, KRW/Share, In millions of KRW)
Type	Details	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
Common Stock	Total number of issued shares	84,571,230	87,186,835	87,186,835
	Par value	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Others	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230, and there will be no change in capital. For more information, please refer to the ‘Retirement of Stocks’ disclosure on August 12, 2022.

4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2022)
Authorized Shares	Issued Shares
200,000,000	84,571,230

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230

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B. Treasury Stock Acquisition and Disposal

(As of September 30, 2022)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	remark
Direct	Common Stock	7,071,194	—	223,605	1,441,410-	5,406,179	1), 2)
Trust Contract		4,490,069	—	—	1,174,195	3,315,874	2)

Total		11,561,263	—	223,605	2,615,605	8,722,053	3)

1)	The company has disposed of 223,605 treasury stocks(0.26% of total number of issued shares) to the employee stock ownership association on February 25, 2022.
2)	In order to improve shareholder value, the company has cancelled 2,615,605 shares which accounts for 3.00% of the total number of issued shares on August 22, 2022.
3)

Aforementioned number of treasury stocks includes 3,128,714 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

5. Voting Rights

	(As of September 30, 2022)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	84,571,230	—
(2) Shares without Voting Rights	8,722,053	Treasury stock
(3) Shares with Voting Rights	75,849,177	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of September 30, 2022.

6. Earnings and Dividends

	(In millions of KRW)
	2022.3Q	2021	2020
(Consolidated) Profit*	3,809,956	6,617,239	1,602,148
(Separate) Profit	-1,193,472	5,181,227	965,863
Earnings per Share (Consolidated, KRW)	50,247	87,330	20,165
Cash Dividend Paid	758,492	1,285,635	620,287
Pay-out Ratio (Consolidated, %)	19.9	19.4	38.7
Dividend per Share (KRW)	10,000	17,000	8,000
Dividend Yield (%)	4.3	6.0	3.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
*	Cash Dividends includes quarterly dividends
-	1Q, 2022 : Cash Dividend Paid : KRW 303,397 million Dividend per Share : KRW 4,000
-	2Q, 2022 : Cash Dividend Paid : KRW 303,397 million Dividend per Share : KRW 4,000
-	3Q, 2022 : Cash Dividend Paid : KRW 151,698 million Dividend per Share : KRW 2,000

Changes after the record date (September 30, 2022) of the disclosure

On November 4, 2022 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 3rd quarter for the fiscal year 2022 as KRW 2,000 per share (total cash dividend paid : KRW 151.7 billion)

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7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(KRW/share, In thousands of shares)

		April 2022	May 2022	June 2022	July 2022	August 2022	September 2022
Common share	Highest Price	299,000	294,000	290,000	242,000	259,500	253,000
	Lowest Price	278,000	273,000	230,500	223,000	233,000	211,000
	Average Price	286,881	286,690	260,075	231,571	248,045	236,825
Trading volume	Daily highest	444	695	627	343	469	539
	Daily lowest	129	155	152	104	181	197
	Monthly	5,225	4,952	6,362	5,123	6,692	7,406

B. New York Stock Exchange

(USD/ADS*, In thousands of ADS*)

		April 2022	May 2022	June 2022	July 2022	August 2022	September 2022
American Depositary Share (ADS)	Highest Price	60.5	59.1	58.3	46.9	50.2	46.1
	Lowest Price	55.0	52.4	44.5	42.1	44.8	36.6
	Average Price	57.9	56.3	51.1	44.4	47.0	42.3
Trading volume	Daily highest	324.0	295.0	438.7	250.8	601.7	483.1
	Daily lowest	115.9	99.3	83.1	119.9	76.2	192.0
	Monthly	3,868	3,767	4,267	3,535	4,873	6,892

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Green Infrastructure, Green Materials and Energy, and Others.

Green Infrastructure is subdivided into Construction, Trading, and Energy and others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2022.3Q		2021		2020
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	34,995,320	4,078,039	41,093,405	8,123,117	28,892,877	1,372,852
Green Infrastructure (Construction)	5,570,260	274,115	6,398,366	424,085	6,576,170	385,048
Green Infrastructure (Trading)	20,187,524	639,312	25,065,608	488,884	19,345,222	394,954
Green Infrastructure (Energy and others)	2,780,636	261,422	2,061,277	96,968	1,739,469	198,192
Green Materials and Energy	1,871,790	118,713	1,241,957	69,510	771,575	22,818
Others	97,128	-96,180	471,732	35,525	467,484	29,171
Total	65,502,659	5,275,421	76,332,345	9,238,089	57,792,796	2,403,035

2. Business Status of Segments

A. Steel

There are 76 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

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∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works.

The steel industry is a key industry that has taken pivotal roles in the national economic development since the 1970s. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Global crude steel production until September 2022 fell 4.3% year-on-year to 1,405 million tons as China decreased production for carbon neutrality.

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness. In the meantime, protectionism is intensifying, with the U.S. and Europe building trade barriers to protect their steel industries. In Asia, there is little difference in logistic costs, and the trading is relatively active among countries. Therefore, POSCO is focusing on defending imported products and expanding domestic market share.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing and consider company’s new growth strategy and ESG policy, POSCO maintains an appropriate ratio of investment in raw material development by acquiring or selling shares of overseas raw material companies.

In the third quarter of 2022, energy price soared due to the prolonged Russia-Ukraine war and economic instability and slow steel demand continued affected by concerns over stagflation and economic recession. POSCO responded flexibly to market fluctuations by adjusting sales prices and sales mix of the steel products in consideration of global market situation as well as regional market conditions. In addition, sales volume is expected to decrease until Pohang Steelwork is fully recovered from the flood damage. However, Gwangyang Steelwork is increasing its production volume by adjusting repairing schedule and increasing its productivity. Not only that, POSCO is minimizing sales impact from the flood damage by reducing inventory level which had maintained at a high level due to downtrend in steel market.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 60% of total sales and export sales are around 40%, and by export region, the proportion of Southeast Asia, China, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO is the No. 1 global steel company that can maintain its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO has the ability to change current steelmaking process to a low-carbon, eco-friendly process.

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Second, not only being the world’s largest integrated mill, POSCO is building ‘intelligent Smart mill’

Third, POSCO has a portfolio for ‘premium product competitiveness’. POSCO is proactively responding to the increasing customer demand of eco-friendly products by expanding the development of high-end products and Green transition solutions. Fourth, POSCO has been strengthening ESG oriented management. POSCO is strengthening ESG management by establishing a framework for ESG management practice in nine key areas, including carbon neutrality, eco-friendly material development, safety, corporate citizenship management, and diversity.

(2) Market Share

	(Millions of Tons, %)
Category	2022.3Q
	Production	Market share
Crude Steel Production	50.5	100%
POSCO	26.2	51.8%
Others	24.3	48.2%

Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market. In addition, POSCO Steeleon is strengthening sales system of WTP (World Top Premium) products through joint marketing with POSCO. In line with POSCO Group’s strategy that strengthens the sales base for high-end steel materials for construction use, POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets. POSCO M-TECH’s business performance is closely related to the steel industry, and the business situation of the steel industry could have both direct or indirect impact on POSCO M-TECH’s business performance. In the case of the packaging business, the operating performance may vary depending on the change in the production of steel coils and the sales of steel raw materials may also affected by the production of crude steel.

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(2) Market Share

						(Tons)
Category	2022.3Q		2021		2020
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	18,142	50.4%	34,846	49.0%	31,044	53.0%
PJ Metal	17,878	49.6%	36,257	51.0%	27,576	47.0%

Total	36,020	100.0%	71,102	100.0%	58,620	100.0%

It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted. The market share stated above is calculated based on supply to POSCO.

B. Green Infrastructure Business

There are 76 subsidiaries on consolidated basis including trading sector (36 subsidiaries including POSCO International), construction sector (26 subsidiaries including POSCO E&C) and energy sector (14 subsidiaries including POSCO Energy).

∎ POSCO INTERNATIONAL

(1) Market Share

	(Millions of US Dollars)
Category	2022.3Q	2021.3Q	Growth Rate
All Trading Companies in Korea	524,903	467,675	12.24%
POSCO International Corp.	7,755	6,386	21.44%

Source: Korea International Trade Association

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure. In regard to investment business, POSCO International mainly focus on food resource business in which developing palm farm in Indonesia, and other food value chain in North America. Together with POSCO Mobility Solution, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030. In addition, the company invests in mineral resource development in Australia and power generation infrastructure overseas. To be specific, POSCO International has been participating in the Ambatobi Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake since 2006. In addition, POSCO International is searching for new business opportunities in secondary battery materials which is considered to be POSCO Group’s core business in the future.

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∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants. Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. With the government’s Green New Deal policy, the infrastructure industry is expected to increase investment in eco-friendly facilities such as water treatment and waste treatment, and investment in roads and railways is expected to increase as well. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe. Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch. In addition, disputes between contractors/union and construction companies are increasing due to worsening profitability due to rising construction costs. This trend is expected to continue for a considerable period of time, and only profitable businesses would be carried forward in the future. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but economic uncertainties of each country are also soaring as the exchange rate of emerging economies has plunged due to the recent strong dollar. From now on, construction companies’ risk management is expected to be the top priority in overseas.

∎ POSCO ENERGY

(1) Market Share

-	Power generation business : POSCO ENERGY’s power generation facility capacity is about 2.4% of the total power generation facilities in Korea

* Source: Power Exchange as of the end of September, 2022

-	Gas business : POSCO ENERGY’s LNG terminal capacity accounts for about 5.2% of domestic terminals.

* Source: POSCO ENERGY’s Estimate Data as of the end of September, 2022

-	Fuel cell business : POSCO ENERGY’s supply of fuel cell power generation facilities accounts for about 21.4% of all fuel cell facilities in Korea.

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* Source: POSCO ENERGY’s Estimate Data as of the end of September, 2022

* Statistics on the supply of renewable energy by the Korea Energy Management Corporation as of the end of 2020

(2) Summary of Businesses

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power. Furthermore, POSCO ENERGY has been running businesses such as fuel cell facility installation, long-term O&M service provision, and fuel cell power plant operation after it has established fuel cell business division in 2007. POSCO Energy is strengthening its expertise and enhancing its management efficiency through Korea Fuel Cell Co., Ltd., which was established in November 2019.

∎ POSCO ICT

POSCO ICT has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. Based on the research conducted by KRG which is IT professional research organization, ICT has 2.9% of domestic ICT market share (ICT market for local corporates only). The experiences operating POSCO’s Smart Factory based on PosFrame system, an AI-based platform, led the company to have a strength in the area of continuous process. The company took this advantage to expand this technology to assembly process and F&B manufacturing. With its experiences in POSCO’s smart factory construction, POSCO ICT is planning to support the mass production system of eco-friendly materials such as lithium and nickel. In addition, POSCO ICT will apply POSCO’s production quality management system that is controlled by edge computing-based smart factory solution to steel production and processing centers overseas.

17

C. Green Materials and Energy

∎ POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material.

Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China. In the quicklime & chemical business, POSCO CHEMICAL is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO CHEMICAL operates cokes business. In addition, it produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary battery: cathode, anode, electrolyte and separation membrane. It is planned to expand its production of natural graphite anode materials from 61 thousand ton/year in 2021 to 106 thousand ton/year in 2025. Considering expanding artificial graphite production to 62 thousands ton/year by 2025, it is expected to have a production capacity of 168 thousands ton/year in total by 2025. Furthermore, cathode material production is expected to increase from 40 thousands ton/year in 2021 to 345 thousands ton/year in 2025.

Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously. In particular, the secondary battery market for electric vehicles is expected to grow 29% annually from about 2 million in 2018 to about 15 million in 2025 due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle. In 2021, POSCO CHEMICAL has focused on investing in large-scale expansion of energy materials for future growth under a difficult business environment. In the meantime, the company conducted various activities to improve profitability and sustainable management and therefore, achieved its highest sales volume of KRW 1,989.5 billion and operating profit of KRW 121.7 billion (consolidated basis) since its foundation.

Global EV Market Outlook

(Ten thousand vehicles)

(SNE Research)

18

D. Others

In Others segment, there are 13 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDING is focusing on investment in new growth businesses and opportunities

3. Key Products

A. Sales of Key Products (2022.3Q)

(In hundred millions of KRW, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	103,995	18.70%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	170,707	30.70%
	Stainless Steel Products	Tableware, pipes, etc.	109,731	19.80%
	Others	Plates, Wire rods, etc.	170,945	30.80%
	Gross Sum		555,378	100.00%
	Deduction of Internal Trade		-205,425

	Sub Total		349,953

Green Infrastructure	Trading	Steel, Metal	294,918	57.80%
		Chemical, Strategic Item, Energy	40,034	7.80%
		Others	58,770	11.50%
	Construction	Architecture (Domestic)	26,257	5.10%
		Plant (Domestic)	11,031	2.20%
		Civil Engineering (Domestic)	6,714	1.30%
		Others (Domestic)	1,302	0.30%
		Overseas Construction	10,649	2.10%
		Owned Construction	5,545	1.10%
		Others	2,666	0.50%
	Energy and etc.	Electricity Sales, etc.	52,272	10.20%
	Gross Sum		510,158	100.00%
	Deduction of Internal Trade		-224,774

	Sub Total		285,384

Green Materials and Energy	Gross Sum		25,807	100.00%
	Deduction of Internal Trade		-7,089

	Sub Total		18,718

Others	Gross Sum		5,431	100.00%
	Deduction of Internal Trade		-4,459

	Sub Total		972

Total Sum			655,027

*	The steel segment above includes POSCO’s performance before the spin-off (January to February).

19

B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Segment	Products	2022.3Q	2021	2020
Steel	Hot-rolled Product (HR)	1,175	970	622
	Cold-rolled Product (CR)	1,321	1,035	759
Green Infrastructure	Electric Power	201	98	72
Green Materials and Energy	Refractory	994	913	965
	Lime	119	104	106

Trade and Engineering & Construction sector in Green Infrastructure segment are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

In consideration of the global steel market, the price of 3Q was partially adjusted, mainly those of distribution market. However, due to the nature of the sales structure, which has a high proportion of long-term contracts, the decline in sales prices is relatively small.

[Green Infrastructure]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

•	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green materials and Energy]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Price of refractories is affected by business condition of front industry and raw material cost. Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

20

4. Major Raw Materials

A. Current Status of Major Raw Materials

						(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	166,528	60.62%	Iron Ore, Coal
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	51,638	18.80%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	56,545	20.58%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,715	17.52%	—
			Steel Reinforcement	Strengthening Concrete	2,218	22.66%	—
			Cable	Electricity Transfer	35	0.36%	—
			Steel Pile	Foundation of Structure	247	2.52%	—
			Others	Construction of Pipe and Structure etc.	5,576	56.95%	—
	Trading	Raw Materials	Others	For other use	1,170	100.00%	—
	Energy	Raw Materials	LNG	Material for Power Generation	14,968	79.11%	—
			Others	For other use	3,952	20.89%	—

21

Green Materials and Energy	Raw Materials	NCM and etc.	Production of cathode materials	13,990	85.20%	—
		Graphite and etc.	Production of anode materials	940	5.70%	—
		Limestone and etc.	Production of Lime	749	4.60%	—
		Others	Production of refractory	744	4.50%	—

*	The steel segment above includes POSCO’s performance before the spin-off (January to February).

22

B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2022.3Q	2021	2020
		Iron Ore (per ton)	149	169	120
		Coal (per ton)	500	257	147
Steel		Scrap Iron (per ton)	628	563	348
		Nickel (per ton)	32,696	21,130	16,254
Green Infrastructure	Construction	Ready-mixed Concrete (per m3)	77	68	65
		Steel Pile (per m)	243	272	102
		Steel Reinforcement (per kg)	0.9	1.0	0.7
		Cable (per m)	1.0	1.2	1.0
	Energy and etc.	LNG (per ton)	1,421	702	484
Green Materials and Energy		Refractory (per ton)	418	320	294
		Limestone (per ton)	22	19	19

Trading and Others parts of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

23

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

									(In US Dollars/ Tons)
	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	94	126	132	96	148	188	158	126	110	88	83	80

(2) Coal

									(In US Dollars/ Tons)
	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q
Trend of International Benchmark Price (FOB)	250	446	488	369	264	137	127	109	115	118	155	140

(3) Scrap Iron

									(In US Dollars/ Tons)
	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	394	531	562	527	500	497	443	361	289	254	274	270

(4) Nickel

									(In US Dollars/lb, US Dollars/Tons)
	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q
Trend of London Metal	10.01	13.13	11.98	8.99	8.68	7.87	7.97	7.23	6.45	5.54	5.77	7.01
Exchange ( “LME”) Cash Price	22,063	28,940	26,395	19,821	19,125	17,359	17,570	15,930	14,210	12,215	12,723	15,450

LME : London Metal Exchange

24

[Green Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Construction	Ready-mixed Concrete	Standard 25-210-15	Raise of priced agreed in Seoul metropolitan area
	Steel Pile	SPIRAL,609.6,12T,STP275, KS F 4602,STEEL PILE	Changes in unit price due to decrease in raw material (coil) price
	Steel Reinforcement	SD400 10mm	Decrease the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Decrease the price of raw materials (electrolytic copper)
Energy and etc.	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)

[Green Materials and Energy]

(1) Criteria for Calculation

- Based on the receiving amount

(2) Factors of Price Changes

- Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

- Other (refractory raw materials) : Price fluctuations and compositional costs of raw materials in China

25

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Thousands of Tons)
Business Area	Products	2022.3Q	2021	2020
Steel	Crude Steel	30,315	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February).

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2022.3Q	2021	2020
Steel	Galvanized / Color- coated Steel	Pohang	718	960	960
		Myanmar	52	70	70

Total			770	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2022.3Q	2021	2020
Raw materials for steel production	Ingot and etc.	30,916	38,080	38,232

[Green Infrastructure]

∎ POSCO ENERGY

		(MW)
Business Area	Products	2022.3Q	2021	2020
Power Generation	Electric Power	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO CHEMICAL

Business Area	Products	Place of Business	2022.3Q	2021	2020
Refractory	Brick and etc.	Pohang	85,640	113,000	115,000
LIME	Quicklime	Pohang Gwangyang	819,000	1,095,000	1,098,000
			819,000	1,095,000	1,098,000

Total			1,723,640	2,303,000	2,311,000

In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

26

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2022.1H	2021	2020
Crude Steel		29,524	42,964	40,579
Products	Hot-Rolled Steel	6,243	9,243	9,128
	Plate	4,913	6,832	7,009
	Wire Rod	1,716	2,688	2,666
	Pickled-Oiled Steel	2,065	2,880	2,432
	Cold- Rolled Products	5,865	7,898	6,795
	Coated Steel	5,026	7,446	6,316
	Electrical Steel	722	1,032	826
	Stainless Steel	2,772	4,099	3,900
	Others	2,128	3,106	4,691

	Total	31,451	45,224	43,763

The amount of products is the aggregate amount of POSCO’s production and production of POSCOsubsidiaries, which may include interested parties’ transactions.
POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	30,315	26,175	86.30%
	PT.KRAKATAU POSCO	2,319	2,323	100.20%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	825	728	88.20%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	413	299	72.40%

	Total	33,871	29,524	87.20%

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

27

[Green Infrastructure]

∎ POSCO ENERGY

(1) Production Result

				(Gwh)
Business Area	Products	2022.3Q	2021	2020
Power Generation	Electric Power	8,076	13,493	13,998

(2) Capacity Utilization Rate				(Hour, %)
Business Area	Products	2022.3Q Capacity	2022.3Q Production	Utilization Rate
Power Generation	Incheon Power Plant	6,552	3,437	52.5%

[Green Materials and Energy]

∎ POSCO CHEMICAL

(1) Production Result

					(Tons)
Business Area	Products	Place of Business	2022.3Q	2021	2020
Refractory	Brick and etc.	Pohang	60,906	83,884	80,587
LIME	Quicklime	Pohang	818,193	1,151,419	1,101,589
		Gwangyang	876,337	1,295,720	1,243,402

Total			1,755,436	2,531,023	2,425,578

In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

28

(2) Capacity Utilization Rate (Current Business Year)

			(Tons)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	85,640	60,906	71%
Quicklime Factory (Pohang)	819,000	818,193	100%
Quicklime Factory (Gwangyang)	819,000	876,337	107%

Total	1,723,640	1,755,436	—

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,856,469	11,807	-45,147	—	1,823,129
Green Infrastructure	Construction	122,399	261,106	-1,013	—	382,492
	Trading	176,007	9,776	—	—	185,783
	Energy and etc.	372,989	201	-50	—	373,140
Green Materials and Energy		174,851	5,942	—	—	180,793
Others		—	120,987	—	—	120,987

[Buildings]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,245,693	86,218	-10,231	-174,485	3,147,195
Green Infrastructure	Construction	85,033	34,433	-4,291	-1,265	113,910
	Trading	460,474	79,354	-1,452	-10,233	528,143
	Energy and etc.	197,846	5,782	-646	-9,897	193,085
Green Materials and Energy		208,793	22,286	-184	-6,137	224,758
Others		6,611	335,013	-196,543	-35,616	109,465

29

[Structures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,510,527	193,985	-9,294	-133,365	2,561,853
Green Infrastructure	Construction	24,430	5,391	-441	-1,406	27,974
	Trading	25,313	43,438	—	-3,081	65,670
	Energy and etc.	554,835	5,242	—	-19,417	540,660
Green Materials and Energy		16,690	1,544	-70	-939	17,225
Others		—	43,639	-5,750	-31,626	6,263

[Machinery and Equipment]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,286,899	1,524,012	-285,396	-1,414,786	14,110,729
Green Infrastructure	Construction	8,640	1,022	-315	-1,514	7,833
	Trading	373,354	41,900	-4,721	-23,233	387,300
	Energy and etc.	1,224,934	23,349	—	-60,034	1,188,249
Green Materials and Energy		526,329	142,354	-9,428	-34,837	624,418
Others		—	422,245	-107,192	-302,700	12,353

[Vehicles]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		32,036	17,553	-10,412	-7,733	31,444
Green Infrastructure	Construction	2,297	4,908	-2,618	-618	3,969
	Trading	5,894	4,861	-1,394	-1,524	7,837
	Energy and etc.	1,014	805	-532	-267	1,020
Green Materials and Energy		4,786	1,425	-362	-1,651	4,198
Others		3	1,578	—	-1,546	35

30

[Tools and Fixtures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		45,388	27,986	-12,507	-12,710	48,157
Green Infrastructure	Construction	1,447	407	-194	-412	1,248
	Trading	21,496	12,107	-2,676	-8,358	22,569
	Energy and etc.	1,840	303	-73	-415	1,655
Green Materials and Energy		7,624	3,356	-882	-2,996	7,102
Others		—	5,406	-3,451	-1,924	31

[Equipment]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		111,762	30,859	-16,567	-23,203	102,851
Green Infrastructure	Construction	5,995	6,506	-3,000	-2,682	6,819
	Trading	22,143	17,958	-3,879	-6,267	29,955
	Energy and etc.	16,267	3,984	-1,774	-2,674	15,803
Green Materials and Energy		8,916	3,905	-1,176	-2,259	9,386
Others		1,079	18,520	-878	-5,393	13,328

[Financial Lease Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		622,803	17,800	-68,674	-25,491	546,438
Green Infrastructure	Construction	66,477	178,938	-133,057	-30,693	81,665
	Trading	83,790	286,043	-59,728	-32,329	277,776
	Energy and etc.	35,466	11,438	-3,516	-8,015	35,373
Green Materials and Energy		59,070	15,641	-3,016	-15,319	56,376
Others		140	43,501	-11,400	-9,332	22,909

31

[Biological Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Green Infrastructure	Construction	—	—	—	—	—
	Trading	154,682	19,860	-1	-7,252	167,289
	Energy and etc.	—	—	—	—	—
Green Materials and Energy		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,111,470	330,848	-189	—	1,442,129
Green Infrastructure	Construction	2,166	12,178	—	—	14,344
	Trading	36,295	74,884	-190	—	110,989
	Energy and etc.	32,332	36,930	—	—	69,262
Green Materials and Energy		642,904	546,857	—	—	1,189,761
Others		—	162,325	-128,206	—	34,119

32

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	October 2008 ~ December 2026	P) Establishment of #6 Coke plant	14,419	3,290	11,129
		November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	8,898	1,553	7,345
	Maintenance/ Improvement	August 2021 ~ October 2028	P) Improvement of #2 Hot strip mill furnace	3,074	76	2,998
		October 2019 ~ June 2025	G,P) The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	14,432	1,090	13,342
POSCO M-TECH	Expansion/ Establishment	November 2021 ~ June 2023	New facility investment (comprehensive packing line)	113	—	113
POSCO-CSPC	Expansion/ Establishment	December 2021 ~ March 2023	Combination Press (1,600MT Capacity)	101	48	53
PT. KRAKATAU POSCO	Expansion/ Establishment	July 2021 ~ March 2023	Establishment of SPM (Skin Pass Mill)	142	105	37

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

33

[Green Infrastructure]

					(In hundred millions of KRW)
Business Area	Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
Trading	PT. BIO INTI AGRINDO	Expansion/ Establishment	June 2021- ~December 2022	CPO Mill	298	167	131
	POSCO MOBILITY SOLUTION	Expansion/ Establishment	June 2021- ~December 2022	Mechanical Equipment Press (Pohang)	152	115	36
			January 2022 ~March 2023	Mechanical Equipment Press/Molding/Assembling (Gwangyang)	130	27	103
	POSCO INTERNATIONAL TEXTILE LLC.	Expansion/ Establishment	March 2022 ~May 2023	Fixed assets	166	81	85
Construction	POSCO O&M	Expansion/ Establishment	January 2022 ~December 2022	Other current investments	220	182	38
Energy and etc.	POSCO ICT	Expansion/ Establishment	January 2022 ~December 2022	Other business and current investments	118	62	56
			January 2022 ~December 2022	Expansion of SM servers, etc	145	54	91
	POSCO Energy	Expansion/ Establishment	January 2021-~May 2024	Gwangyang LNG #6 Tank	1,437	511	926

34

[Green Materials and Energy]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO CHEMICAL	Expansion/ Establishment	November 2019 ~April 2023	The 2nd stage of production line up expansion in #2 anode material factory	2,711	1,883	828
		February 2020 ~May 2024	Establishment of new Artificial Graphite Anode material line	2,177	1,412	765
		July 2020 ~January 2024	The 3rd stage of cathode material factory in Gwangyang	2,895	2,384	511
		October 2020 ~December 2022	Facilities rationalization of refractory sintering plant in Pohang	327	100	227
		November 2020 ~March 2023	The 4th stage of cathode material factory in Gwangyang	2,758	2,215	543
		December 2021 ~June 2024	cathode material factory in Pohang	3,303	527	2,776
		July 2022 ~May 2024	#2 precursor factory in Gwangyang	3,262	0	3,262
P&O Chemical	Expansion / Establishment	October 2021 ~December 2024	New construction of pitch production plant	963	173	790
POSCO-Pilbara LITHIUM SOLUTION	Expansion / Establishment	April 2021 ~February 2024	Construction of hard rock lithium commercialization plant	9,188	1,468	7,720
Zhejiang POSCO-HUAYOU New Energy Co., Ltd	Expansion / Establishment	December 2021 ~December 2024	#2 new factory with capacity of 29 thousand tons	3,270	1,007	2,262
POSCO ARGENTINA	Expansion / Establishment	January 2022 ~April 2024	Brine lithium commercialization plant stage 1 (25,000 tons of lithium hydroxide production)	10,484	1,217	9,165

Ongoing investments over KRW 10 billion as of September 30, 2022 are listed on the table.

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2022.3Q	2021	2020
Domestic	Hot-Rolled Products	53,902	70,117	39,663
	Cold-Rolled Products	44,368	54,864	37,870
	Stainless Steel	36,789	35,722	23,746
	Others	87,655	94,737	63,111
Overseas	Hot-Rolled Products	50,093	55,180	37,368
	Cold-Rolled Products	126,339	144,421	101,808
	Stainless Steel	72,942	86,712	72,140
	Others	83,290	93,736	66,876
Total	Gross Sum	555,378	635,489	442,583
	Internal Transaction	-205,425	-224,555	-153,654

	Total	349,953	410,934	288,929

35

[Green Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2022.3Q	2021	2020
Trading	Domestic Trading	Merchandise	52,569	63,137	33,565
		Product	7,986	8,757	2,028
		Others	436	1,174	240
	Overseas Trading	Merchandise	103,998	137,741	75,922
		Product	772	1,223	528
		Others	-722	207	1,192
	Trades among the 3 countries		228,683	240,665	209,444
Construction	Domestic Construction	Building	26,257	35,633	42,761
		Plant	11,031	13,272	12,887
		Civil Engineering	6,714	6,771	6,177
		Others	1,302	1,763	—
	Overseas		10,649	8,097	7,089
	Own Construction		8,211	8,589	7,185
Energy and etc.	Electric Power Sales		52,272	29,145	25,688
Total	Gross Sum		510,158	556,174	424,706
	Deduction of Internal Transaction		-224,774	-220,938	-148,097

	Total		285,384	335,236	276,609

[Green Materials and Energy]

	(In hundred millions of KRW)
Items	2022.3Q	2021	2020
Gross Sum	25,807	20,892	16,137
Deduction of Internal Transaction	-7,089	-8,472	-8,421

Total	18,718	12,420	7,716

36

[Others]

	(In hundred millions of KRW)
Items	2022.3Q	2021	2020
Gross Sum	5,431	17,842	14,062
Deduction of Internal Transaction	-4,459	-13,109	-9,388

Total	972	4,733	4,674

Domestic and overseas categorized by the sales area.
Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

7. Derivatives

POSCO use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of September 30, 2022, we assessed the fair value of our currency swap contracts to be USD 0.5 billion(expiring November, 2022), USD 0.5 billion(expiring January 2023), USD 0.5 billion (expiring August, 2023), USD 0.5 billion(expiring July, 2024) USD 0.44 billion(expiring January, 2025), EUR 0.5 billion(expiring January, 2024). The transaction gain of forward exchange contracts is KRW 3,383 million(expiring September, 2022). Also, we recognized KRW 553,448 million of valuation gain on currency swap contracts.

37

8. Significant Contracts

[Steel]

∎ POSCO M-TECH

Contract	Contract Date	Remarks
Outsourcing of Products Packaging Contract with Pohang and Gwangyang Steelworks	November 26, 2021

(1) Contract Counterparty: POSCO

(2) Purpose: Service concerning packaging of steel products, supply of packaging materials, maintenance of packaging facilities, etc,

Packaging work for Pohang and Gwangyang Steelworks

(3) Contract period: July 1, 2021~June 30, 2022

(4) Transaction amount: KRW 174,209 million

Consign management of Ferromanganese Plant	December 30, 2021	(1) Contract counterparty: POSCO (2) Purpose: Collective consignment of plant facilities and operations (3) Contract period: July 1, 2021~June 30, 2022 (4) Transaction amount: KRW 27,412 million
Consign management of copperplate factory	December 1, 2021

(1) Contractual Counterparty: POSCO

(2) Purpose: Collective consignment of plant facilities and operations

(3) Contract period: November 1, 2021~October 31, 2022

(4) Transaction amount: KRW 740 million

Supply contract of aluminum deoxidizer	November 30, 2021

(1) Contract Counterparty: POSCO

(2) Purpose: Production and sale of sub-materials that remove supersaturated oxygen in steel making process

(3) Contract period: January 1, 2022~June 30, 2022

(4) Transaction amount: KRW 55,500 million

Supply contract of aluminum deoxidizer	August 19, 2022

(1) Contract Counterparty: POSCO

(2) Purpose: Production and sale of sub-materials that remove supersaturated oxygen in steel making process

(3) Contract period: July 1, 2022~December 31, 2022

(4) Transaction amount: KRW 42,937 million

The above transaction amount is excluding VAT, and the transaction amount of the aluminum deoxidizer supply contract may vary depending on the total volume and aluminum market situation.

∎ POSCO YAMATO VINA STEEL JOINT STOCK COMPANY

Contract	Date	Remarks
Joint stock contract with POSCO, YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51%

 YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD.  takes 19% of shares.

3) Signed date of the contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

38

[Green Infrastructure]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS (Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : Production and Development of land gas field in eastern Australia

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946 Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

- POSCO International : 50.1%

- Hancock Energy (Australia) : 49.9%

  POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger	August 2022

1) Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date) : August 12, 2022

4) Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5) Record date of merger : January 1, 2023

6) Scheduled date of merger registration : January 2, 2023

  POSCO International disclosure date :

September 26, 2022 (Decision on Merger)

[Green Materials and Energy]

∎ POSCO ENERGY

Contract	Date	Remarks
Merger	May 2020

1) Contract counterpart : PSC Energy Global Co., Ltd.

2) Signed date : May 26, 2020

3) Date of merger : August 1, 2020

4) Merger ratio : 1.0000000 : 0.0000000

5) Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

39

∎ POSCO ICT

Contract	Date	Remarks
Sales of shares of ChargEV	November 2021

1) Contract counterpart : GS Energy, ChargEA

2) Signed date : November 3, 2022

3) Date of Transfer : November 11, 2022

4) Transfer amount : KRW 15,958,116,470

5) Information : Sales of shares of ChargEV (13.88% of total shares which is 6,445 shares) that POSCO ICT used to own following the exercise of the right to claim for joint sale of ChargEA(claimant of the right).

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : KRW 2,945 million

5) Information : Transfer of all logistics tasks such as arranging logistics and performing related services

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
R&D Center
Steel Product R&D Center
Low-Carbon Process R&D Center
Automotive Steel R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Production & Marketing Strategy Office
	POSCO M-TECH	Pohang Steel Business Division
Automation R&D Center
Green Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO ENGINEERING & CONSTRUCTION	R&D Center
	POSCO A&C	R&D Center
	POSCO ENERGY	Business Development Division
Energy Infra Business Division
	POSCO ICT	R&D Center
Green Materials and Energy	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories, New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

40

B. R&D Expenses in 2022.3Q

						(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Construction	Trading	Energy and etc.
Selling and Administrative Cost	38,839	1,980	509	10,108	30,746	38,767	120,949
Manufacturing Cost	266,346	189	385	20	2	—	266,942
R&D Cost (Intangible Assets)	21,788	-12	—	—	3,386	0	25,162
Total*	326,973	2,157	894	10,128	34,134	38,767	413,053
Government Subsidy	—	166	—	—	—	—	166
R&D/Sales Ratio (%)	0.94%	0.04%	0.00%	0.36%	1.82%	15.49%	0.63%

*	Total includes government subsidy.

41

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2022.3Q	2021	2020
	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	53,769,257	46,621,631	35,830,815
Cash and cash equivalents	7,495,318	4,775,166	4,754,644
Other receivables, net	2,337,194	2,104,609	1,494,239
Other short-term financial assets	14,085,171	13,447,717	11,709,209
Trade accounts and notes receivable, net	11,098,545	10,061,982	8,120,619
Inventories	17,429,574	15,215,098	9,051,790
Other current assets	1,323,455	1,017,059	700,314
[Total non-current assets]	51,456,095	44,849,983	43,256,158
Other receivables, net	1,623,991	1,415,143	1,195,962
Other long-term financial assets	2,639,595	2,119,674	1,561,807
Investments in associates and joint ventures	5,585,955	4,514,647	3,876,249
Property, plant and equipment, net	31,289,244	29,596,698	29,400,141
Intangible assets, net	5,359,334	4,166,309	4,449,432
Other non-current assets	4,957,976	3,037,512	2,772,567
Total assets	105,225,352	91,471,614	79,086,973
[Total current liabilities]	26,694,756	21,083,623	16,854,968
[Total non-current liabilities]	18,337,909	15,583,048	14,557,413
Total liabilities	45,032,664	36,666,671	31,412,381
[Equity attributable to owners of the controlling company]	54,453,448	50,427,355	44,331,350
Share capital	482,403	482,403	482,403

42

Capital surplus	1,388,938	1,387,960	1,310,547
Hybrid bonds	—	199,384	199,384
Retained earnings	53,619,709	51,532,888	46,111,457
Other equity attributable to owners of the controlling company	-1,037,602	-3,175,280	-3,772,441
[Non-controlling Interests]	5,739,240	4,377,588	3,343,242
Total equity	60,192,688	54,804,943	47,674,592

	From January 1, 2022 to September 30, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	65,502,659	76,332,345	57,792,796
Operating profit	5,275,421	9,238,089	2,403,035
Profit	4,297,464	7,195,890	1,788,152
[Profit attributable to owners of the controlling company]	3,809,956	6,617,239	1,602,147
[Profit attributable to non-controlling interests]	487,508	578,651	186,005
Total comprehensive Income	5,843,686	8,013,489	1,570,204
[Total comprehensive income attributable to owners of the controlling company]	5,160,420	7,384,572	1,415,132
[Total comprehensive income attributable to non-controlling interests]	683,266	628,917	155,072
Earnings per share (KRW)	50,247	87,330	20,165
Number of Consolidated Companies	180	170	167

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

43

2. Separate Financial Statements

A. Summary

	(In millions of KRW)
Account	2022.3Q	2021	2020
	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	3,457,736	25,918,880	19,579,954
Cash and Cash equivalents	452,735	2,042,274	1,822,660
Trade accounts and notes receivable, net	49,541	6,017,508	3,693,535
Other receivables, net	70,672	545,341	279,555
Other short-term financial assets	2,833,636	9,605,522	9,607,632
Inventories	—	7,623,202	4,093,829
Other current assets	51,152	85,033	82,743
[Total non-current assets]	47,402,754	38,323,879	37,215,015
Other receivables, net	258,099	274,253	84,037
Other long-term financial assets	1,083,211	1,326,565	1,072,817
Investments in Subsidiaries, associates, and joint ventures	45,679,653	16,002,640	14,883,152
Property, plant and equipment, net	142,647	19,772,299	20,216,932
Intangible assets, net	14,401	551,410	621,926
Other non-current assets	224,743	396,712	336,151
Total assets	50,860,490	64,242,759	56,794,969
[Total current liabilities]	125,078	7,868,269	5,089,111
[Total non-current Liabilities]	4,201,027	7,339,065	6,591,154
Total liabilities	4,326,105	15,207,334	11,680,265
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,348,780	1,339,289	1,339,289
[Hybrid bonds]	—	199,384	199,384
[Retained earnings]	46,810,082	49,734,492	45,781,777
[Other equity]	-2,106,880	-2,720,143	-2,688,149

44

Account	2022.3Q	2021	2020
Total equity	46,534,385	49,035,425	45,114,704

	From January 1, 2022 to September 30, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	7,996,178	39,920,201	26,509,920
Operating profit	1,157,819	6,649,600	1,135,197
Profit	-1,193,472	5,181,227	965,863
Earnings per share (KRW)	-15,759	68,360	12,123

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

45

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of four inside directors (Choi, Jeong-Woo, Chon, Jung-Son, Chung, Chang-Hwa, Yoo, Byeong-Og), one non-standing director (Kim, Hag-Dong), and seven outside directors (Kim, Sung-Jin, Chang, Seung-Wha, Pahk, Heui-Jae, Yoo, Young-Sook, Kwon, Tae-Kyun, Yoo, Jin-Nyong, Sohn, Sung-Kyu)

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

    Composition of the Special Committees under the BoD and their Functions (as of August 16, 2022)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Yoo, Young-Sook (Chairman) Kim, Sung-Jin Kwon, Tae-kyun Yoo, Byeong-Og

[Deliberation Items]

(1)   Matters related to Operations of BoD and Special Committees

A. Agenda development and establishment of operating standards of the BoD and Special Committees

B. Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the BoD

(2)   ESG-related implementation monitoring and report publication

(3)   Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

(4)   Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

(5)   Appointment of Fair Trade Compliance Officer.

[Report Items]

1.  Major ESG issues of affiliates

46

Director Candidate Recommendation Committee	3 Outside Directors	Kwon, Tae-Kyun (Chairman) Chang, Seung-Wha Yoo, Jin-Nyong

(1)   Qualification review of Outside Director candidates and recommendation to GMoS

(2)   Preliminary review and qualification review of Inside Director candidates

(3)   Prior deliberation on appointment of members of Special Committees

(4)   Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

(5)   Operation of Outside Director Candidate Recommendation Advisory Panel

(6)   Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee	4 Outside Directors	Chang, Seung-Wha (Chairman) Pahk, Heui-Jae Yoo, Young-Sook Sohn, Sung-Kyu

(1)   Establishment of management succession and management training plan

(2)   Establishment of plan for management evaluation and compensation, and execution

(3)   Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Pahk, Heui-Jae (Chairman) Yoo, Young-Sook Kwon, Tae-kyun Chon, Jung-Son

(1)   Developing policies for soundness of company’s internal value and finance

(2)   Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   Regarding investment activities

A. Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

B. Prior deliberation on existing external investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

C. Approval of new investments (more than KRW 50 billion and less than KRW 100 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

D. Approval of new investments (more than KRW 100 billion and less than KRW 200 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

E.  Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (over 200 billion won, based on book value per unit of investment assets)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment).

47

Audit Committee	3 Outside Directors	Sohn, Sung-Kyu (Chairman) Kim, Sung-Jin Yoo, Jin-Nyong

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary GMoS

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

(16)  Report that independent auditors have violated the company’s accounting standards

(17)  Other items deemed necessary by each committee member

*	In order to strengthen the roles of the Board of Director, the Special Committees were reorganized at the General Meeting of Shareholders held on March 18, 2022.

•	Before : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, and Executive Management Committee.

•	After : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, and Audit Committee

(1) List of Key Activities of the Board of Directors (January 1, 2022 ~ November 14, 2022)

(January 1, 2022 ~ March 17, 2022)

No.	Date	Agenda	Approval
2022-1	January 4, 2022	• Deliberation Agenda\ 1. Amendment of articles of incorporation of new steel subsidiary related to vertical spin-off	Approved
2022-2	January 28, 2022

•   Deliberation Agenda

1. Approval of the 54th financial statements and schedule for the general meeting of shareholders

2. Disposal of treasury stocks in accordance with employee stock ownership program implementation

•   Report Agenda

1. Status of implementation of the resolved agendas in 2021 by the BoD

2. Business performance of the fiscal year of 2021

3. Report on internal control over financial reporting

4. Assessment on the effectiveness of internal control over financial reporting

Approved

48

2022-3	February 17, 2022

•   Deliberation Agenda

1. Recommendation of Inside Directors candidates and Non-Standing Director candidate

2. Agendas for the 54th general meeting of shareholders

•   Report Agenda

1. Amendment of the Operational Regulation of Board of Directors in accordance with conversion to a holding company

Approved
2022-4	March 2, 2022

•   Deliberation Agenda

1. Approval of public notice replacing general shareholder’s meeting to report the completion of Spin-off and inaugural general meeting

2. Approval of registration of relocation of Headquarters

Approved

*

At the 54th General Meeting of Shareholders which was held on March 18, 2022, Outside Director Kim, Shin-Bae and Chung, Moon-Ki, and Inside Director Jeong, Tak and Kim, Hag-Dong retired due to expiration of the terms. Outside Directors Yoo, Jin- Nyong, Sohn, Sung-Kyu, Inside Director Yoo, Byeong-Og, and Non-standing Director Kim, Hag-Dong were newly elected.

(March 18, 2022 ~ November 14, 2022)

No.	Date	Agenda	Approval
2022-5	March 18

•   Deliberation Agenda

1. Appointment of the Chairman of the BoD

2. Appointment of Special Committees members

3. Appointment of Representative Directors and Inside Directors

4. Revision of the Board of Directors Operation Regulations in accordance with the transition to the holding company

Approved
2022-6	April 8 May 13	• Deliberation Agenda 1. Revision of Operation Regulations of Succession Council	Approved
	April 8	2. Second investment in POSCO lithium solution ○ Report Agenda Investment status of secondary battery material business	Approved
2022-7	May 13

•   Deliberation Agenda

1. Appointment of a compliance officer

2. Dividends in the 1st quarter of 2022

○   Report Agenda

1. Business performance and Group’s ESG performance of the 1st quarter of 2022

2. Joint investment of anode materials in North America

3. Performance and evaluation results of the board of directors in 2021

Approved
2022-8	August 12

•   Deliberation Agenda

1. Merger plan of POSCO International and POSCO Energy

2. Sale of stake of CSP

3. Cancellation of Treasury Shares

4. Dividends in the 2nd quarter of 2022

○   Report Agenda

1. Business performance of the 2nd quarter of 2022 and outlook of second half of 2022

2. Major business performance of subsidiaries

Approved
2022-9	October 7	• Deliberation Agenda 1. Business plan of 2nd stage of POSCO Argentina’s lithium brine project	Approved
2022-10	November 4

•   Deliberation Agenda

1. POSCO’s decision on acquisition of steel business related shares or investment certificates of POSCO HOLDINGS

2. Dividends in the 3rd quarter of 2022

○    Report Agenda

1. Business performance of the 3rd quarter of 2022 and outlook of 2022

2. Major business performance of subsidiaries

3. Additional review of economic feasibility of 2nd stage of POSCO Argentina’s lithium brine project under the duel exchange rate system in Argentina.

Approved

49

    Major Activities of Outside Directors on the Board of Directors (January 1, 2022 ~ November 14, 2022)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2022-1	January 4	7 (7)	—
2022-2	January 28	7 (7)	—
2022-3	February 17	7 (7)	—
2022-4	March 2	7 (7)	—
2022-5	March 18	7 (7)	—
2022-6	April 8, May 13	7 (7)	—
2022-7	May 13	7 (7)	—
2022-8	August 12	7(7)	—
2022-9	October 7	7 (7)	—
2022-10	November 4	7 (7)	—

(3) Special Committees under the BoD and Their Activities (From January 1, 2022 to November 14, 2022)

○	ESG Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval
January 28, 2022	• Deliberation Agenda 1. Contribution to the Labor Welfare Fund(Internal Transaction) 2. Financial contribution to the joint labor welfare fund with partner companies (Internal Transaction)	Approved

○	ESG Committee (March 18, 2022 ~ November 14, 2022)

Date	Agenda	Approval
March 29, 2022	• Deliberation Agenda 1. Lease contract for POSCO Center in 2022	Approved
May 13, 2022

•   Deliberation Agenda

1. Appointment of Fair Trade Self-Compliance Manager

2. POSCO HOLDINGS’ Publication of Corporate Citizenship Report

•   Report Agenda

1. Group ESG performance in the 1st quarter of 2022

Approved
July 7, 2022	• Report Agenda 1. Current Status and Prospects of Emissions Trading System in Korea 2. Progress of POSCO HOLDINGS Corporate Citizenship Report
August 12, 2022

•   Report Agenda

1. Operation status of the Fair Trade Self-compliance Program in the first half of 2022

2. Group ESG Performance in 2nd quarter of 2022

3. Report on POSCO HOLDINGS Corporate Citizenship Report

November 2, 2022	• Preliminary Review 1. Transfer plan of steel business related shares or investment certificates of POSCO HOLDINGS • Report Agenda 1. Group ESG Performance in 3rd quarter of 2022

50

○	Director Candidate Recommendation and Management Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval
January 28, 2022	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved
February 17, 2022	• Deliberation Agenda 1. Recommendation of the Outside Directors candidates • Preliminary Review 1. Qualification review of the Inside Directors candidates and Non-Standing Director candidate	Approved —

○	Director Candidate Recommendation and Management Committee (March 18, 2022 ~ November 14, 2022)

Date	Agenda	Approval
November 4, 2022	• Deliberation Agenda Resolution to operate an Outside Director Candidate Recommendation Advisory Panel	Approved

○	Evaluation and Compensation Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval
January 27, 2022	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2021	Approved

○	Evaluation and Compensation Committee (March 18, 2022 ~ November 14, 2022)

Date	Agenda	Approval
—	• Not Applicable	—

○	Finance Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval
February 17, 2022	• Deliberation Agenda 1. Equity investment in an all-solid-state battery manufacturing company	Approved

51

○	Finance Committee (March 18, 2022 ~ November 14, 2022)

Date	Agenda	Approval
August 10, 2022	• Preliminary Review 1. Sale of stake of CSP	—
October 7, 2022	• Preliminary Review Business plan of 2nd stage of POSCO Argentina’s lithium brine project	—
November 2, 2022	• Preliminary Review 1. Transfer plan of steel business related shares or investment certificates of POSCO HOLDINGS • Report Agenda 1. Additional review of economic feasibility of 2nd stage of POSCO Argentina’s lithium brine project	—

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung-Kyu Kim, Sung-Jin Yoo, Jin-Nyong	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2022 ~ March 17, 2022)

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1. Assessment of internal control over financial reporting in 2021

2. Review of the agendas for the extraordinary General Meeting of Shareholders

3. Approval of audit and non-audit services for POSCO and subsidiaries

4. Audit Committee activities in 2021

5. The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2021

•   Report Agenda

Approved
		1. Report of operation of internal control over financial reporting in 2021	—

2	February 16	• Deliberation Agenda 1. Internal audit result for the year 2021 • Report Agenda	Approved
		1. External audit result for the year 2021	—

3	February 17	• Deliberation Agenda 1. Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

- At the 54th general meeting of shareholders held on March 18, 2022, due to Chung, Moon-Ki and Pahk, Heui-Jae’s expiration of term in the Audit Committee, a new Audit Committee member, Sohn, Sung-Kyu and Yoo, Jin- Nyong was elected.

52

(March 18, 2022 ~ September 30, 2022)

Session	Date	Agenda	Approval
4	March 18	• Deliberation Agenda 1. Appointment of the chairman of the audit committee 2. Consent to appoint a person in charge of internal audit department	Approved
5	April 5	• Deliberation Agenda 1. Approval of POSCO HOLDINGS audit service contract change and POSCO audit, non-audit service contract	Approved
6	April 27

•   Deliberation Agenda

1. Results of internal audit on the consolidated financial statements for the 1st quarter of 2022

•   Report Agenda

1. The results of the 20-F audit for 2021 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2022

Approved
7	June 10	• Report Agenda 1. Audit trends and pending issues such as PCAOB monitoring cases
8	June 24	• Deliberation Agenda 1. Approval of POSCO’s non-audit service contract 2. Approval of POSCO E&C’s Audit Service Contract	Approved
9	August 11

•   Deliberation Agenda

1. Internal audit performance for the 1st half of 2022 and plans for the 2nd half of 2022

2. Results of internal audit on the consolidated financial statements for the 2nd quarter of 2022

3. Audit activity evaluation results of the independent auditor for the year 2021

•   Report Agenda

1. Results of external audit on consolidated financial statements for the 2nd quarter of 2022

Approved

Changes after the record date (September 30, 2022) of the disclosure

Session	Date	Agenda	Approval
10	November 2	• Deliberation Agenda 1. Evaluation criteria for selection of external auditors 2. Results of internal audit on the consolidated financial statements for the 3rd quarter of 2022 • Report Agenda	Approved
		1. Result of external review of the consolidated financial statement for the 3rd quarter of 2022	—

C. Voting Rights of Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2) Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting ofshareholders on March 12, 2004.

(3) The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

53

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

Remuneration for directors and audit committee members are not included in the quarterly report in accordance with corporate disclosure guide and it will be included in business report instead.

54

POSCO HOLDINGS INC.

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2022

(With Independent Auditors’ Review Report Thereon)

KPMG SAMJONG Accounting Corp.	Tel +82 (2) 2112 0100
152, Teheran-ro, Gangnam-gu, Seoul 06236	Fax +82 (2) 2112 0101
(Yeoksam-dong, Gangnam Finance Center 27th Floor)	www.kr.kpmg.com
Republic of Korea

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2022, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matters

Without qualifying our review conclusion:

1) we draw attention to Note 1 to the condensed consolidated interim financial statements, which describes the spin-off by the former POSCO, the controlling company on March 1, 2022. Upon completion of the spin-off, the surviving company was renamed as POSCO HOLDINGS INC., and a new subsidiary, POSCO, was established.

2) we draw attention to Note 2 to the condensed consolidated interim financial statements, which describes that the Company recognized impairment losses of ~~W~~131,933 million and ~~W~~95,300 million for property, plant and equipment and inventories respectively due to the flooding of Naengcheon stream in Pohang. Meanwhile, impairment losses may be adjusted in the subsequent reporting periods as restoration activities on the business sites, including Pohang works, were still ongoing of September 30, 2022.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2022, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 14, 2022

This report is effective as of November 14, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	21	~~W~~	7,495,318	4,775,166
Trade accounts and notes receivable, net	4,21,26,27,34		11,098,545	10,061,982
Other receivables, net	5,21,34		2,337,194	2,104,610
Other short-term financial assets	6,21		14,085,171	13,447,717
Inventories	7		17,429,574	15,215,098
Current income tax assets			68,659	23,229
Assets held for sale	8		31,177	78,470
Other current assets	14		1,223,619	915,358

Total current assets			53,769,257	46,621,630

Long-term trade accounts and notes receivable, net	4,21		24,984	63,205
Other receivables, net	5,21		1,623,991	1,415,143
Other long-term financial assets	6,21		2,639,595	2,119,674
Investments in associates and joint ventures	9		5,585,955	4,514,647
Investment property, net	11		1,088,368	1,086,077
Property, plant and equipment, net	12		31,289,244	29,596,698
Goodwill and other intangible assets, net	13		5,359,334	4,166,309
Defined benefit assets, net	19		92,884	255,858
Deferred tax assets			3,587,903	1,433,766
Other non-current assets	14		163,837	198,607

Total non-current assets			51,456,095	44,849,984

Total assets		~~W~~	105,225,352	91,471,614

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		December 31, 2021
Liabilities
Trade accounts and notes payable	21,34	~~W~~	5,630,406	5,468,175
Short-term borrowings and current installments of long-term borrowings	4,15,21		15,379,985	8,830,067
Other payables	16,21,34		2,414,736	2,189,361
Other short-term financial liabilities	17,21		152,617	111,641
Current income tax liabilities			805,199	2,139,718
Liabilities directly associated with the assets held for sale	8		4	189
Provisions	18,35		386,254	399,984
Other current liabilities	20,26,27		1,925,554	1,944,488

Total current liabilities			26,694,755	21,083,623

Long-term trade accounts and notes payable	21		31	694
Long-term borrowings, excluding current installments	15,21		13,314,078	12,911,149
Other payables	16,21		882,901	679,009
Other long-term financial liabilities	17,21		22,733	23,996
Defined benefit liabilities, net	19		21,845	50,842
Deferred tax liabilities			3,324,533	1,271,775
Long-term provisions	18,35		608,630	589,092
Other non-current liabilities	20,26		163,158	56,491

Total non-current liabilities			18,337,909	15,583,048

Total liabilities			45,032,664	36,666,671

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,388,938	1,387,960
Hybrid bonds	23		—	199,384
Reserves	24		854,707	(666,985)
Treasury shares	25		(1,892,308)	(2,508,294)
Retained earnings			53,619,708	51,532,887

Equity attributable to owners of the controlling company			54,453,448	50,427,355
Non-controlling interests	23		5,739,240	4,377,588

Total equity			60,192,688	54,804,943

Total liabilities and equity		~~W~~	105,225,352	91,471,614

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2022 and 2021

(Unaudited)

		For the three-month period			For the nine-month period
		ended September 30			ended September 30
(in millions of Won, except per share information)	Notes	2022		2021	2022	2021
Revenue	26,27,34,37	~~W~~	21,154,535	20,636,883	65,502,659	54,998,072
Cost of sales	7,27,31,34		(19,546,575)	(16,858,368)	(58,232,794)	(46,258,539)

Gross profit			1,607,960	3,778,515	7,269,865	8,739,533
Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			4,882	(16,431)	(160)	(8,908)
Other administrative expenses	28		(625,981)	(544,661)	(1,794,932)	(1,567,051)
Selling expenses	28		(67,324)	(100,700)	(199,352)	(293,821)

Operating profit			919,537	3,116,723	5,275,421	6,869,753
Share of profit (loss) of equity-accounted investees, net	9		(13,050)	287,056	428,663	552,925
Finance income and costs	21,29
Finance income			2,149,392	925,999	4,588,113	2,101,487
Finance costs			(2,145,375)	(897,663)	(4,678,487)	(2,197,640)
Other non-operating income and expenses	34
Impairment loss on other receivables			(6,093)	(3,001)	(5,105)	(15,750)
Other non-operating income	30		24,182	62,597	320,910	396,395
Other non-operating expenses	30,31		(301,371)	(132,298)	(500,751)	(390,359)

Profit before income tax	37		627,222	3,359,413	5,428,764	7,316,811
Income tax expense	32,37		(35,584)	(731,794)	(1,131,300)	(1,743,241)

Profit			591,638	2,627,619	4,297,464	5,573,570
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		15,348	(3,447)	(24,606)	(6,225)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		109,960	30,254	(14,729)	199,143
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			370,735	86,979	588,822	159,691
Foreign currency translation differences			619,741	204,121	994,435	350,890
Gains on valuation of derivatives	21		2,568	108	2,300	333

Other comprehensive income, net of tax			1,118,352	318,015	1,546,222	703,832

Total comprehensive income		~~W~~	1,709,990	2,945,634	5,843,686	6,277,402

Profit attributable to:
Owners of the controlling company		~~W~~	509,914	2,429,721	3,809,956	5,118,800
Non-controlling interests			81,724	197,898	487,508	454,770

Profit		~~W~~	591,638	2,627,619	4,297,464	5,573,570

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	1,496,126	2,715,538	5,160,420	5,784,574
Non-controlling interests			213,864	230,096	683,266	492,828

Total comprehensive income		~~W~~	1,709,990	2,945,634	5,843,686	6,277,402

Earnings per share (in Won)	33
Basic earnings per share (in Won)			6,723	32,106	50,247	67,536
Diluted earnings per share (in Won)		~~W~~	6,723	31,571	47,716	67,115

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	5,118,800	5,118,800	454,770	5,573,570
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(8,081)	(8,081)	1,856	(6,225)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	157,606	—	—	157,606	2,085	159,691
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	201,194	—	(2,067)	199,127	16	199,143
Foreign currency translation differences, net of tax		—	—	—	316,855	—	—	316,855	34,035	350,890
Gains or losses on valuation of derivatives, net of tax		—	—	—	267	—	—	267	66	333

Total comprehensive income		—	—	—	675,922	—	5,108,652	5,784,574	492,828	6,277,402

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(62,057)	(404,622)
Interim dividends		—	—	—	—	—	(529,379)	(529,379)	—	(529,379)
Changes in subsidiaries		—	—	—	—	—	—	—	16,800	16,800
Changes in ownership interest in subsidiaries		—	49,514	—	—	—	—	49,514	566,539	616,053
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)	(5,456)	(12,337)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(5,528)	—	1	—	7,176	1,649	(2,073)	(424)

Total transactions with owners of the controlling company		—	43,986	—	1	(116,771)	(871,649)	(944,433)	513,753	(430,680)

Balance as of September 30, 2021	~~W~~	482,403	1,354,533	199,384	(704,995)	(2,508,294)	50,348,460	49,171,491	4,349,823	53,521,314

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	3,809,956	3,809,956	487,508	4,297,464
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(54,300)	(54,300)	29,694	(24,606)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	554,717	—	—	554,717	34,105	588,822
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	102,216	—	(116,928)	(14,712)	(17)	(14,729)
Foreign currency translation differences, net of tax		—	—	—	863,736	—	—	863,736	130,699	994,435
Gains or losses on valuation of derivatives, net of tax		—	—	—	1,023	—	—	1,023	1,277	2,300

Total comprehensive income		—	—	—	1,521,692	—	3,638,728	5,160,420	683,266	5,843,686

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(81,557)	(459,685)
Interim dividends		—	—	—	—	—	(606,794)	(606,794)	—	(606,794)
Changes in subsidiaries		—	—	—	—	—	—	—	422,994	422,994
Changes in ownership interest in subsidiaries		—	(8,073)	—	—	—	—	(8,073)	149,822	141,749
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(10,850)	(12,337)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004	—	58,004
Retirement of treasury shares		—	—	—	—	567,473	(567,473)	—	—	—
Others		—	(440)	—	—	—	1,975	1,535	(1,407)	128

Total transactions with owners of the controlling company		—	978	(199,384)	—	615,986	(1,551,907)	(1,134,327)	678,386	(455,941)

Balance as of September 30, 2022	~~W~~	482,403	1,388,938	—	854,707	(1,892,308)	53,619,708	54,453,448	5,739,240	60,192,688

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		September 30, 2021
Cash flows from operating activities
Profit		~~W~~	4,297,464	5,573,570
Adjustments for:
Depreciation			2,368,731	2,333,660
Amortization			356,011	332,988
Finance income			(2,522,702)	(1,109,407)
Finance costs			2,548,610	1,145,436
Income tax expense			1,131,300	1,743,241
Impairment loss on property, plant and equipment			131,966	44,536
Gain on disposal of property, plant and equipment			(16,873)	(8,406)
Loss on disposal of property, plant and equipment			80,483	56,389
Impairment loss on intangible assets			261	27,997
Gain on disposal of investments in subsidiaries, associates and joint ventures			(12,273)	(26,655)
Loss on disposal of investments in subsidiaries, associates and joint ventures			18	7,878
Share of profit of equity-accounted investees			(428,663)	(552,925)
Gain on disposal of assets held for sale			(55,124)	(46,703)
Expenses related to post-employment benefit			168,748	182,557
Impairment loss on trade and other receivables			5,265	24,658
Loss on valuation of inventories			272,724	44,936
Increase to provisions			150,324	115,351
Others, net			25,592	(60,054)

			4,204,398	4,255,477

Changes in operating assets and liabilities	36		(3,314,450)	(5,854,540)
Interest received			294,212	201,958
Interest paid			(379,448)	(343,757)
Dividends received			501,229	523,564
Income taxes paid			(2,580,738)	(548,146)

Net cash provided by operating activities		~~W~~	3,022,667	3,808,126

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		September 30, 2021
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(55,565,108)	(28,919,763)
Proceeds from disposal of short-term financial instruments			55,639,967	27,375,607
Increase in loans			(593,352)	(736,125)
Collection of loans			836,825	769,622
Acquisitions of securities			(400,743)	(188,670)
Proceeds from disposal of securities			82,011	236,447
Acquisitions of long-term financial instruments			(16,813)	(292,201)
Acquisitions of investment in associates and joint ventures			(493,649)	(228,646)
Proceeds from disposal of investment in associates and joint ventures			27,227	46,178
Acquisitions of investment property			(1,122)	(91,737)
Proceeds from disposal of investment property			2,250	3,585
Acquisitions of property, plant and equipment			(2,735,137)	(1,906,519)
Proceeds from disposal of property, plant and equipment			(17,917)	(19,760)
Acquisitions of intangible assets			(369,695)	(236,668)
Proceeds from disposal of intangible assets			2,993	8,869
Proceeds from disposal of assets held for sale			116,701	59,320
Collection of lease receivables			43,826	79,460
Cash outflow from business combination, net of cash acquired			(901,207)	—
Others, net			4,694	776

Net cash used in investing activities			(4,338,249)	(4,040,225)

Cash flows from financing activities
Proceeds from borrowings			3,834,065	3,650,451
Repayment of borrowings			(2,193,610)	(2,495,064)
Proceeds from short-term borrowings, net			2,819,827	262,380
Capital contribution from non-controlling interests			576,185	638,911
Payment of cash dividends			(1,066,482)	(934,029)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			(12,362)	(12,362)
Repayment of lease liabilities			(228,535)	(180,365)
Others, net			(51,292)	11,973

Net cash provided by financing activities			3,677,796	825,124

Effect of exchange rate fluctuation on cash held			357,937	132,376

Net increase in cash and cash equivalents			2,720,151	725,401
Cash and cash equivalents at beginning of the period	8		4,775,720	4,755,578

Cash and cash equivalents at end of the period	8	~~W~~	7,495,871	5,480,979

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2022

(Unaudited)

1. General Information

General information about POSCO HOLDINGS INC., its 44 domestic subsidiaries including POSCO, 135 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 131 associates and joint ventures are as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

The Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of September 30, 2022, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established during the nine-month period ended September 30, 2022, are as follows:

Company	Date of inclusion	Ownership (%)	Reason
Senex Holdings PTY LTD and the subsidiaries (*1, 2)	January 2022	50.10	New establishment
POSCO	March 2022	100.00	Spin-off from the controlling company
Posco Mexico e-Mobility S.A DE C.V.	March 2022	100.00	New establishment
eSteel4U	April 2022	61.12	New establishment
POSCO social investment fund	April 2022	70.00	New establishment
POSCO CHEMICAL CANADA INC.	June 2022	100.00	New establishment
POSCO Silicon Solution Co., Ltd (formerly, TERA TECHNOS CO., Ltd.)	July 2022	100.00	New addition
ULTIUM CAM GP INC.	September 2022	85.00	New establishment
ULTIUM CAM LIMITED PARTNERSHIP	September 2022	85.00	New establishment
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	September 2022	100.00	Spin-off from POSCO (Wuhu) Automotive Processing Center Co., Ltd.
Consus Pf Private Real Estate Fund No.2	September 2022	66.70	New establishment

(*1)	During the nine-month period ended September 30, 2022, K-A Energy 1 PTY LTD changed the name to Senex Holdings PTY LTD.

(*2)	The subsidiary acquired 100% shares of Senex Energy Limited in April 2022.

(c)	Subsidiary for which the Company has lost control during the nine-month period ended September 30, 2022, is as follows:

Company	Date of exclusion	Ownership (%)	Reason
POSCAN ELKVIEW COAL LTD.	August 2022	100.00	Merged into POSCO Canada Ltd.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2021. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements except for the matter described below:

During the three-month period ended September 30, 2022, the Company recognized ~~W~~131,933 million and ~~W~~95,300 million of impairment loss for property, plant and equipment and inventories in its production facility, including Pohang works due to the flooding of the Naengcheon stream in Pohang in September 2022, as further explained in Note 7 and 12.

The Company evaluated the degree of flood damage to significant property, plant and equipment and inventories during the three-month period ended September 30, 2022, and estimated impairment loss based on available information as of September 30, 2022. The amount of damage to the insured property, plant and equipment is still under evaluation, and the amount and timing of insurance payments have not yet been determined and no insurance recovery has been recognized. In addition, impairment losses may be adjusted in the subsequent reporting periods as restoration activities on the business sites, including Pohang works, were still ongoing as of September 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2021.

Changes in accounting policies

The changes in accounting policies described below are expected to be applied to the consolidated financial statements as of and for the year ending December 31, 2022.

(a)	K-IFRS No. 1016 “Property, plant and equipment”

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. The cumulative effect of the first application of the amendment is recognized by adjusting the beginning balance of retained earnings on the start date of earliest period presented for comparison, and the amendments did not have any impact on the beginning balance of retained earnings.

(b)	K-IFRS No. 1103 “Business Combinations”

The definition of assets and liabilities to be recognized is amended to refer to the revised conceptual framework for financial reporting. However, the amendments add an exception which allows K-IFRS No. 1037 “Provisions, contingent liabilities and contingent assets” and K-IFRS No. 2121 “Levies” to be applied to the liabilities and contingent liabilities included in the scope of these standards. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments are applied to business combination occurred on or after January 1, 2022.

(c)	K-IFRS No. 1037 “Provisions, Contingent Liabilities and Contingent Assets” — Onerous Contracts : Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The cumulative effect of the first application of the amendment is recognized by adjusting the beginning balance of retained earnings on the date of initial application, and the amendments did not have any impact on the beginning balance of retained earnings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company expects that an exchangeable bond (~~W~~1,373,234 million as of September 30, 2022) will be reclassified from non-current liabilities to current liabilities with the adoption of the amendments.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Trade accounts and notes receivable	~~W~~	10,148,361	9,266,729
Finance lease receivables		—	126
Due from customers for contract work		1,273,186	1,110,082
Less: Allowance for doubtful accounts		(323,002)	(314,955)

	~~W~~	11,098,545	10,061,982

Non-current
Trade accounts and notes receivable	~~W~~	71,027	113,370
Less: Allowance for doubtful accounts		(46,043)	(50,165)

	~~W~~	24,984	63,205

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of September 30, 2022, and December 31, 2021, the carrying amounts of such secured borrowings are ~~W~~375,008 million and ~~W~~270,101 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Loans	~~W~~	351,159	331,692
Other accounts receivable		1,474,736	1,305,383
Accrued income		407,466	350,301
Deposits		121,370	130,011
Others		22,446	17,706
Lease receivables		56,017	63,568
Less: Allowance for doubtful accounts		(96,000)	(94,051)

	~~W~~	2,337,194	2,104,610

Non-current
Loans	~~W~~	1,024,854	884,990
Other accounts receivable		245,491	196,018
Accrued income		131,408	121,041
Deposits		426,932	390,971
Lease receivables		72,266	80,317
Less: Allowance for doubtful accounts		(276,960)	(258,194)

	~~W~~	1,623,991	1,415,143

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Derivatives assets	~~W~~	638,375	66,558
Debt securities		241,084	157,895
Deposit instruments(*1,2)		3,353,955	2,709,171
Short-term financial instruments(*2)		9,851,757	10,514,093

	~~W~~	14,085,171	13,447,717

Non-current
Derivatives assets	~~W~~	424,663	182,538
Equity securities(*3)		1,490,419	1,466,061
Debt securities		82,053	3,968
Other securities(*3)		614,172	430,998
Deposit instruments(*2)		28,288	36,109

	~~W~~	2,639,595	2,119,674

(*1)	As of December 31, 2021, ~~W~~4,314 million are restricted in use for government project.
(*2)

As of September 30, 2022 and December 31, 2021, financial instruments amounting to ~~W~~111,203 million and ~~W~~83,738 million, respectively, are restricted in use for financial arrangements, pledge and others.

(*3)

As of September 30, 2022 and December 31, 2021, ~~W~~204,485 million and ~~W~~189,198 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Finished goods	~~W~~	2,675,923	2,583,191
Merchandise		1,549,364	1,326,736
Semi-finished goods		3,845,536	2,902,717
Raw materials		4,888,239	3,777,112
Fuel and materials		1,084,431	917,906
Construction inventories		532,052	716,446
Materials-in-transit		3,004,289	3,051,786
Others		101,903	101,133

		17,681,737	15,377,027

Less: Allowance for inventories valuation		(252,163)	(161,929)

	~~W~~	17,429,574	15,215,098

The amounts of loss on valuation of inventories recognized in cost of sales during the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were ~~W~~272,724 million and ~~W~~78,783 million, respectively. The amount of loss on valuation of inventories includes ~~W~~95,300 million of damage caused by the flooding of the Naengcheon stream in Pohang during the nine-month period ended September 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022				December 31, 2021
	The controlling company		Subsidiaries (*3,6)	Total	The controlling company(*1,2,3)	Subsidiaries (*6)	Total
Asset
Cash and cash equivalents(*4)	~~W~~	—	554	554	—	554	554
Trade accounts and other receivables		—	956	956	—	956	956
Other financial assets		13,910	—	13,910	—	—	—
Investment in joint ventures(*5)		—	—	—	—	13,044	13,044
Property, plant and equipment		—	15,602	15,602	29,236	30,995	60,231
Intangible assets		—	—	—	553	2,977	3,530
Others		—	155	155	—	155	155

	~~W~~	13,910	17,267	31,177	29,789	48,681	78,470

Liability
Others	~~W~~	—	4	4	185	4	189

(*1)

During the year ended December 31, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as asset held for sale and the Company recognized ~~W~~43,760 million of gain on disposal.

(*2)

During the year ended December 31, 2021, the Company decided to trade and exchange the emission rights and reclassified the emission rights to assets held for sale. After that, the Company recognized ~~W~~1,316 million loss on disposal of assets held for sale.

(*3)

During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale for ~~W~~24,000 million. Meanwhile, the facility was transferred to the newly established company (POSCO) through vertical spin-off during the nine-month period ended September 30, 2022. During the nine-month period ended September 30, 2022, the Company disposed of the assets held for sale for ~~W~~9,604 million. As of September 30, 2022, the remaining amount ~~W~~14,396 million is included in assets held for sale.

(*4)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of September 30, 2022 and December 31, 2021.
(*5)

During the year ended December 31, 2021, the Company decided to dispose of interests of POSCO(Guangdong) Automotive Steel Co, Ltd. which is classified investment in joint ventures as asset held for sale for ~~W~~13,044 million. The Company disposed of investments in joint venture and recognized ~~W~~3,968 million of loss on disposal during the nine-month period ended September 30, 2022.

(*6)

During the year ended December 31, 2021, the Company decided to dispose tangible and intangible assets of HUME COAL PTY LTD, a subsidiary, and classified as assets held for sale for ~~W~~33,972 million. The Company disposed of the assets held for sale, and recognized ~~W~~55,063 million of gain on disposal during the nine-month period ended September 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022						December 31, 2021
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	47.69	~~W~~	178,787	~~W~~	177,289	176,136
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00		429,904		358,918	382,887
SNNC	18,130,000	49.00		90,650		184,869	171,332
QSONE Co.,Ltd.	200,000	50.00		84,395		86,201	86,058
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		9,571	9,571
Western Inland highway CO.,LTD.(*2)	—	—		—		—	53,563
Pocheon-Hwado Highway Corp.(*1)	6,981,975	27.64		34,910		28,853	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	1,181,160	29.53		5,906		15,512	19,191
Daesung Steel(*3)	108,038	17.54		14,000		20,184	19,073
PCC Amberstone Private Equity Fund 1(*3)	8,130,098,340	8.80		8,012		8,973	9,251
Others (58 companies)(*1)						135,370	107,035

						1,025,740	1,062,910

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		328,985	238,601
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		249,129	182,639
9404-5515 Quebec Inc.	260,118,182	23.64		296,656		393,082	135,738
FQM Australia Holdings Pty Ltd	186,000,030	30.00		109,568		108,381	91,052
Eureka Moly LLC	—	20.00		240,123		16,500	13,633
AMCI (WA) PTY LTD	49	49.00		209,664		65,889	67,972
NCR LLC	—	22.10		159,927		191,397	102,319
KOREA LNG LTD.	2,400	20.00		135,205		37,943	31,340
Nickel Mining Company SAS	3,234,698	49.00		157,585		73,437	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	565,680,000	40.00		104,432		109,433	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd (*4)	—	—		—		—	19,099
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		18,564	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		10,024	9,140
Others (29 companies)(*1)						248,501	161,962

						1,851,265	1,140,364

					~~W~~	2,877,005	2,203,274

(*1)

As of September 30, 2022 and December 31, 2021, investments in associates amounting to ~~W~~679,883 million and ~~W~~629,832 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

During the nine-month period ended September 30, 2022, investment in this associate was transferred to equity security because the Company lost significant influence due to a decline in ownership upon capital increase in the associate in which the Company did not participate.

(*3)

As of September 30, 2022, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(*4)

During the nine-month period ended September 30, 2022, the Company disposed of investments in associates of Zhongyue POSCO (Qinhuangdao)Tinplate Industrial Co., Ltd, and recognized ~~W~~1,771 million of gain on disposal.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022						December 31, 2021
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	161,145	169,838
Others (6 companies)						9,252	6,676

						170,397	176,514

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,532,402	1,346,712
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		466,444	393,793
KOBRASCO	2,010,719,185	50.00		32,950		123,581	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		119,654	107,650
DMSA/AMSA(*1)	—	3.89		346,880		29,703	24,144
CSP - Compania Siderurgica do Pecem(*2)	1,578,377,432	20.00		676,060		—	52,257
HBIS-POSCO Automotive Steel Co.Ltd	—	50.00		235,251		240,173	110,769
Others (8 companies)						26,596	31,238

						2,538,553	2,134,859

					~~W~~	2,708,950	2,311,373

(*1)	As of September 30, 2022 and December 31, 2021, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

During the nine-month period ended September 30, 2022, the Company decided to dispose of CSP - Compania Siderurgica do Pecem and recognized the impairment loss of ~~W~~160,415 million since the remaining carrying amounts exceeded the recoverable amount. The Company transferred it to assets held for sale.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	176,136	—	—	1,153	—	177,289
Samcheok Blue Power Co.,Ltd.		382,887	—	(7,494)	(15,352)	(1,123)	358,918
SNNC		171,332	—	(5,348)	18,886	(1)	184,869
QSONE Co.,Ltd.		86,058	—	(1,100)	1,243	—	86,201
Chun-cheon Energy Co., Ltd		9,571	—	—	(375)	375	9,571
Western Inland highway CO.,LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(2,995)	(2,484)	28,853
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,191	—	—	455	(4,134)	15,512
Daesung Steel		19,073	—	—	1,112	(1)	20,184
PCC Amberstone Private Equity Fund 1		9,251	—	(492)	459	(245)	8,973
POSCO MITSUBISHI CARBON TECHNOLOGY		169,838	—	(24,000)	15,307	—	161,145
Others (64 companies)		113,711	44,163	(4,232)	(4,851)	(4,169)	144,622

		1,239,424	49,682	(42,666)	14,917	(65,220)	1,196,137

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	(6,075)	41,226	55,233	328,985
AES-VCM Mong Duong Power Company Limited		182,639	—	(12,317)	37,899	40,908	249,129
9404-5515 Quebec Inc.		135,738	172,315	(10,411)	29,304	66,136	393,082
FQM Australia Holdings Pty Ltd		91,052	—	—	(2,072)	19,401	108,381
Eureka Moly LLC		13,633	—	—	—	2,867	16,500
AMCI (WA) PTY LTD		67,972	—	—	610	(2,693)	65,889
NCR LLC		102,319	61,190	—	(2,209)	30,097	191,397
KOREA LNG LTD.		31,340	—	(15,086)	14,866	6,823	37,943
Nickel Mining Company SAS		48,249	—	—	22,040	3,148	73,437
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	82,010	—	(778)	5,432	109,433
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	824	4,363	18,564
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(85)	969	10,024
Roy Hill Holdings Pty Ltd		1,346,712	—	(204,291)	216,236	173,745	1,532,402
POSCO-NPS Niobium LLC		393,793	—	(28,262)	18,996	81,917	466,444
KOBRASCO		68,296	—	(12,312)	47,516	20,081	123,581
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	3,849	8,155	119,654
DMSA/AMSA		24,144	—	—	427	5,132	29,703
CSP - Compania Siderurgica do Pecem		52,257	—	—	(90,395)	38,138	—
HBIS-POSCO Automotive Steel Co.Ltd		110,769	126,195	—	(8,481)	11,690	240,173
Others (37 companies)		193,200	32,175	(54,691)	83,760	20,653	275,097

		3,275,223	473,885	(345,919)	413,746	572,883	4,389,818

	~~W~~	4,514,647	523,567	(388,585)	428,663	507,663	5,585,955

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the nine-month period ended September 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,939	—	—	197	—	176,136
Samcheok Blue Power Co.,Ltd.		145,092	250,495	(405)	(4,248)	(8,047)	382,887
SNNC		160,332	—	(18,243)	29,314	(71)	171,332
QSONE Co.,Ltd.		86,004	—	(1,140)	1,194	—	86,058
Chun-cheon Energy Co., Ltd		23,913	—	—	(15,094)	752	9,571
Western Inland highway CO.,LTD.		45,070	4,031	—	(1,981)	6,443	53,563
Nextrain Co., Ltd.		47,364	—	—	(127)	(47,237)	—
Pocheon-Hwado Highway Corp.		13,721	13,954	—	(2,679)	3,817	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,137	—	—	2,054	—	19,191
Daesung Steel		16,990	—	—	2,083	—	19,073
PCC Amberstone Private Equity Fund 1		9,230	—	(674)	977	(282)	9,251
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	16,243	138	169,838
Others (62 companies)		117,486	38,021	(7,159)	6,399	(41,036)	113,711

		1,011,735	306,501	(27,621)	34,332	(85,523)	1,239,424

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(27,828)	48,159	18,928	238,601
AES-VCM Mong Duong Power Company Limited		158,777	—	(28,623)	35,959	16,526	182,639
9404-5515 Quebec Inc.		123,296	—	(16,999)	18,071	11,370	135,738
FQM Australia Holdings Pty Ltd		—	109,568	—	(17,997)	(519)	91,052
Eureka Moly LLC		43,520	—	—	(32,607)	2,720	13,633
AMCI (WA) PTY LTD		71,732	—	—	(5,986)	2,226	67,972
NCR LLC		46,608	44,797	—	(2,016)	12,930	102,319
KOREA LNG LTD.		42,229	—	(9,178)	9,145	(10,856)	31,340
Nickel Mining Company SAS		40,890	—	—	7,243	116	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(1,838)	2,460	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,181	—	—	1,752	2,166	19,099
PT. Wampu Electric Power		12,716	—	—	1,389	1,746	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	675	1,355	9,140
Roy Hill Holdings Pty Ltd		1,418,056	—	(522,947)	392,887	58,716	1,346,712
POSCO-NPS Niobium LLC		353,725	—	(20,479)	28,729	31,818	393,793
KOBRASCO		54,400	—	(39,059)	52,118	837	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	6,291	10,089	107,650
DMSA/AMSA		31,104	—	—	674	(7,634)	24,144
CSP - Compania Siderurgica do Pecem		—	19,176	—	22,398	10,683	52,257
HBIS-POSCO Automotive Steel Co.Ltd		—	109,057	—	1,636	76	110,769
Others (38 companies)		132,411	12,184	(4,713)	48,555	4,763	193,200

		2,864,514	294,782	(669,826)	615,237	170,516	3,275,223

	~~W~~	3,876,249	601,283	(697,447)	649,569	84,993	4,514,647

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2021.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows:

1)	September 30, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	360,010	559	359,451	—	8,459
Samcheok Blue Power Co.,Ltd.		3,513,054	2,868,186	644,868	—	(4,458)
SNNC		675,784	271,081	404,703	710,374	24,270
QSONE Co.,Ltd.		252,527	80,125	172,402	13,656	2,486
Chun-cheon Energy Co., Ltd		647,345	546,486	100,859	418,225	13,431
Pocheon-Hwado Highway Corp.		312,077	190,032	122,045	—	(839)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		31,142	8,924	22,218	17,189	1,540
Daesung Steel		192,558	108,875	83,683	96,425	6,338
PCC Amberstone Private Equity Fund 1		104,896	2,892	102,004	9,177	5,223
POSCO MITSUBISHI CARBON TECHNOLOGY		452,950	180,163	272,787	181,829	28,079
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,908,664	594,841	1,313,823	310,558	164,637
AES-VCM Mong Duong Power Company Limited		2,044,538	1,230,709	813,829	313,456	126,077
9404-5515 Quebec Inc.		1,702,053	—	1,702,053	—	199,450
FQM Australia Holdings Pty Ltd		1,650,460	1,289,511	360,949	300,728	(30,226)
KOREA LNG LTD.		189,969	251	189,718	75,848	74,329
Nickel Mining Company SAS		581,700	336,970	244,730	260,546	65,783
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		344,180	70,115	274,065	23,190	(1,861)
PT. Wampu Electric Power		227,501	137,697	89,804	15,282	4,120
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		95,233	57,851	37,382	101,222	(431)
Roy Hill Holdings Pty Ltd		10,696,039	2,778,111	7,917,928	5,687,183	1,886,424
POSCO-NPS Niobium LLC		932,686	—	932,686	—	35,565
KOBRASCO		303,440	56,884	246,556	143,346	95,032
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		668,037	216,287	451,750	1,461,390	15,397
DMSA/AMSA		3,359,619	2,596,010	763,609	1,021,567	10,972
CSP - Compania Siderurgica do Pecem		4,899,622	4,231,037	668,585	2,403,989	349,027
HBIS-POSCO Automotive Steel Co.Ltd		786,174	292,124	494,050	370,224	(8,843)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	400,339	574	399,765	—	5,411
Samcheok Blue Power Co.,Ltd.		2,301,783	1,620,752	681,031	—	(6,226)
SNNC		628,075	236,726	391,349	869,815	75,125
QSONE Co.,Ltd.		251,158	79,042	172,116	17,962	2,388
Chun-cheon Energy Co., Ltd		616,111	528,683	87,428	327,534	(5,424)
Western Inland highway CO.,LTD.		305,166	42,052	263,114	—	(2,137)
Pocheon-Hwado Highway Corp.		217,888	95,005	122,883	—	(929)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		56,418	21,740	34,678	45,543	6,957
Daesung Steel		176,458	99,112	77,346	113,706	11,868
PCC Amberstone Private Equity Fund 1		105,169	—	105,169	11,910	11,110
POSCO MITSUBISHI CARBON TECHNOLOGY		470,330	185,622	284,708	172,441	28,699
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,604,624	651,751	952,873	439,974	192,322
AES-VCM Mong Duong Power Company Limited		1,677,096	1,084,900	592,196	366,205	119,863
9404-5515 Quebec Inc.		1,317,335	3	1,317,332	—	173,763
FQM Australia Holdings Pty Ltd		1,348,138	1,021,630	326,508	243,611	(64,143)
KOREA LNG LTD.		157,060	357	156,703	47,843	45,724
Nickel Mining Company SAS		475,751	307,570	168,181	328,570	31,688
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		129,618	72,965	56,653	28,488	(4,680)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		92,850	31,260	61,590	174,511	5,193
PT. Wampu Electric Power		209,172	132,917	76,255	20,288	6,946
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		89,809	54,517	35,292	117,461	2,595
Roy Hill Holdings Pty Ltd		9,165,759	2,227,659	6,938,100	8,839,084	3,740,696
POSCO-NPS Niobium LLC		787,383	—	787,383	—	52,451
KOBRASCO		194,022	57,430	136,592	165,224	104,507
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		727,958	324,222	403,736	2,044,978	25,165
DMSA/AMSA		3,631,856	2,068,847	1,563,009	749,634	636,113
CSP - Compania Siderurgica do Pecem		3,777,391	3,542,398	234,993	2,570,010	653,370
HBIS-POSCO Automotive Steel Co.Ltd		502,645	261,765	240,880	482,696	3,272

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2022 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1,2) Contstruction Work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	32.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yangsan Sasong Apartment Project (C1,B3,B4 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction work	Construction	70.00	Korea
Songdo B5 Block office Complex Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	332,308	—	(2,814)	—	(17,932)	311,562
Buildings		584,549	1,122	—	(19,839)	31,981	597,813
Structures		753	—	—	(583)	1,287	1,457
Right-of-use assets		168,467	—	—	(4,638)	13,707	177,536

	~~W~~	1,086,077	1,122	(2,814)	(25,060)	29,043	1,088,368

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference, and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	279,397	83,497	(1,092)	—	(29,494)	332,308
Buildings		559,584	11,378	(2,264)	(21,362)	37,213	584,549
Structures		1,199	—	—	(598)	152	753
Right-of-use assets		154,601	—	—	(4,364)	18,230	168,467

	~~W~~	994,781	94,875	(3,356)	(26,324)	26,101	1,086,077

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(*1)	Ending
Land	~~W~~	2,702,715	17,251	248,858	(1,062)	—	—	98,562	3,066,324
Buildings		4,204,450	8,563	37,741	(2,855)	(237,633)	—	306,290	4,316,556
Structures		3,131,795	11,401	38,561	(2,400)	(189,834)	—	230,122	3,219,645
Machinery and equipment		16,420,156	43,782	1,216	(17,109)	(1,705,219)	(131,885)	1,719,941	16,330,882
Vehicles		46,030	9,500	886	(456)	(13,339)	—	5,882	48,503
Tools		77,795	16,946	203	(339)	(26,785)	(30)	12,972	80,762
Furniture and fixtures		166,162	24,313	1,924	(1,144)	(42,430)	(48)	29,365	178,142
Lease assets		867,746	140,995	188,570	(18,101)	(121,179)	—	(37,494)	1,020,537
Bearer plants		154,682	—	—	—	(7,252)	—	19,859	167,289
Construction-in-progress		1,825,167	2,588,321	11,117	(380)	—	(3)	(1,563,618)	2,860,604

	~~W~~	29,596,698	2,861,072	529,076	(43,846)	(2,343,671)	(131,966)	821,881	31,289,244

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)	Represents increases in property, plant and equipment due to business combination upon acquisition of Senex Energy Limited during the nine-month period ended September 30, 2022.
(*3)

The Company estimated the recoverable amount of damaged assets due the flooding of Naengcheon stream in Pohang at the fair value less cost to sell, and recognized an impairment loss of ~~W~~131,933 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2,3)	Others(*4)	Ending
Land	~~W~~	2,590,087	66,015	(117)	—	5,670	41,060	2,702,715
Buildings		4,161,400	22,559	(4,001)	(316,999)	(32,863)	374,354	4,204,450
Structures		3,025,226	15,728	(15,727)	(233,370)	(4,900)	344,838	3,131,795
Machinery and equipment		16,857,307	206,564	(31,769)	(2,283,704)	(77,173)	1,748,931	16,420,156
Vehicles		37,156	14,896	(832)	(15,242)	(58)	10,110	46,030
Tools		60,301	21,802	(782)	(30,864)	(69)	27,407	77,795
Furniture and fixtures		127,459	28,178	(1,630)	(47,135)	(667)	59,957	166,162
Lease assets		773,700	224,667	(8,320)	(172,443)	(1,547)	51,689	867,746
Bearer plants		149,965	—	(24,876)	(9,264)	—	38,857	154,682
Construction-in-progress		1,617,540	2,838,175	(10,789)	—	(190,556)	(2,429,203)	1,825,167

	~~W~~	29,400,141	3,438,584	(98,843)	(3,109,021)	(302,163)	268,000	29,596,698

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire accident.

(*2)

During the year ended December 31, 2021, the Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized ~~W~~217,564 million of impairment loss.

(*3)

During the year ended December 31, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~27,672 million since recoverable amounts are less than their carrying amounts.

(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)

Changes in the carrying amount of right-of-use assets presented as investment property and property, plant and equipment for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Depreciation	Others	Ending
Land	~~W~~	391,446	18,081	—	(13,010)	30,361	426,878
Buildings and structures		143,854	68,983	6,714	(38,623)	(4,969)	175,959
Machinery and equipment		256,205	13,441	175,795	(33,622)	(68,574)	343,245
Vehicles		14,753	11,127	98	(9,562)	3,689	20,105
Ships		210,056	23,793	—	(13,766)	—	220,083
Others		19,899	5,570	5,963	(17,234)	(2,395)	11,803

	~~W~~	1,036,213	140,995	188,570	(125,817)	(41,888)	1,198,073

(*1)	Represents increases in right-in-use assets upon acquisition of Senex Energy Limited during the nine-month period ended September 30, 2022.

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	371,719	14,161	(14,191)	19,757	391,446
Buildings and structures		171,760	30,912	(61,261)	2,443	143,854
Machinery and equipment		239,181	13,543	(41,721)	45,202	256,205
Vehicles		11,456	12,159	(8,657)	(205)	14,753
Ships		106,555	120,217	(16,716)	—	210,056
Others		27,630	33,675	(34,261)	(7,145)	19,899

	~~W~~	928,301	224,667	(176,807)	60,052	1,036,213

(c)	The amounts recognized in profit or loss related to leases for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2022		2021	2022	2021
Interest on lease liabilities	~~W~~	8,769	7,386	25,888	24,519
Expenses related to short-term leases		6,498	4,317	21,620	14,247
Expenses related to leases of low-value assets		1,359	5,822	9,771	13,567

	~~W~~	16,626	17,525	57,279	52,333

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Acquisitions	Business combination(*3,4)	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	735,969	—	66,206	—	—	—	5,702	807,877
Intellectual property rights		2,225,808	288,477	912,971	(582)	(233,851)	379	100,111	3,293,313
Membership(*1)		142,370	8,701	—	(2,090)	(113)	962	(13,535)	136,295
Development expense		153,973	2,935	—	(13)	(51,013)	(46)	12,031	117,867
Port facilities usage rights		216,021	—	—	—	(11,144)	—	887	205,764
Exploratation and evaluation assets		61,957	8,752	21,266	—	—	—	2,097	94,072
Development assets		—	502	76,591	—	—	—	2,387	79,480
Customer relationships		285,720	—	—	—	(33,359)	—	145	252,506
Other intangible assets		344,491	55,357	26,628	(192)	(26,531)	(206)	(27,387)	372,160

	~~W~~	4,166,309	364,724	1,103,662	(2,877)	(356,011)	1,089	82,438	5,359,334

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	Represents increases in intangible assets upon acquisition of Senex Energy Limited during the nine-month period ended September 30, 2022.
(*4)	Represents increases in intangible assets upon acquisition of POSCO Silicon Solution Co., Ltd (formerly, TERA TECHNOS CO., Ltd.) during the nine-month period ended September 30, 2022.

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2,4,5)	Others(*3)	Ending
Goodwill	~~W~~	903,893	17,804	—	—	(189,167)	3,439	735,969
Intellectual property rights		2,170,738	281,544	(574)	(271,931)	(20,005)	66,036	2,225,808
Membership(*1)		138,703	7,457	(4,198)	(137)	145	400	142,370
Development expense		227,111	11,301	—	(72,294)	(4,027)	(8,118)	153,973
Port facilities usage rights		236,272	—	—	(20,581)	—	330	216,021
Exploratation and evaluation assets		57,140	3,649	—	—	(374)	1,542	61,957
Customer relationships		330,247	—	—	(44,478)	—	(49)	285,720
Other intangible assets		385,328	68,253	(14,818)	(34,679)	(10,032)	(49,561)	344,491

	~~W~~	4,449,432	390,008	(19,590)	(444,100)	(223,460)	14,019	4,166,309

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2021, the Company decided to sell a portion of purchased emission rights and recognized ~~W~~7,180 million of impairment loss since book value exceeded fair value less costs to sell.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*4)

During the year ended December 31, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~20,006 million since recoverable amounts are less than their carrying amounts.

(*5)

During the year ended December 31, 2021, impairment loss of ~~W~~184,770 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment, was recognized as the recoverable amount is less than the carrying amount of the CGU.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

14. Other Assets

Other assets as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Advance payments	~~W~~	876,017	564,196
Prepaid expenses		308,024	274,023
Firm commitment asset		15,089	11,323
Others		24,489	65,816

	~~W~~	1,223,619	915,358

Non-current
Long-term advance payments	~~W~~	21,514	47,752
Long-term prepaid expenses		59,594	76,739
Others(*1)		82,729	74,116

	~~W~~	163,837	198,607

(*1)

As of September 30, 2022, and December 31, 2021, the Company recognized tax assets amounting to ~~W~~6,764 million and ~~W~~4,722 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2022		December 31, 2021
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.37 ~ 6.97	~~W~~	193,594	118,558
Short-term borrowings	HSBC and others	0.04 ~ 8.70		8,281,686	4,991,866

				8,475,280	5,110,424

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.44 ~ 7.59		2,339,239	992,154
Current portion of debentures	Goldman sachs Group, Inc. and others	1.27 ~ 4.30		4,569,050	2,731,321
Less: Current portion of discount on debentures issued				(3,584)	(3,832)

				6,904,705	3,719,643

			~~W~~	15,379,985	8,830,067

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	Long-term borrowings, excluding current portion and others as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2022		December 31, 2021
Long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50	~~W~~	3,148,082	3,841,375
Less: Present value discount				(9,666)	(12,530)
Bonds	KB Securities co.,Ltd. and others	0.50 ~ 5.06		8,836,567	7,671,755
Less: Discount on debentures issued				(34,139)	(24,644)
Exchangeable bonds(*1)	Foreign currency exchangeable bonds			1,373,234	1,435,193

			~~W~~	13,314,078	12,911,149

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangable bonds

Type of bond	Exchangable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	463,438

Underlying shares exchange	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders

- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than

30 consecutive trading days)

Call option by the Issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(c)	Assets pledged as collateral with regard to the borrowings as of September 30, 2022 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,843,693	6,494,117
Trade accounts and notes receivable	Korea Development Bank and others		375,008	375,008
Financial instruments	Shinhan Bank and others		21,416	21,518

		~~W~~	5,240,117	6,890,643

16. Other Payables

Other payables as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Accounts payable	~~W~~	1,134,842	1,034,823
Accrued expenses		796,236	835,226
Dividend payable		4,016	4,046
Lease liabilities		172,261	181,774
Withholdings		307,381	133,492

	~~W~~	2,414,736	2,189,361

Non-current
Accounts payable	~~W~~	52,103	17,312
Accrued expenses		9,133	8,760
Lease liabilities		758,972	596,240
Withholdings		62,693	56,697

	~~W~~	882,901	679,009

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Derivative liabilities	~~W~~	132,181	91,739
Financial guarantee liabilities		20,436	19,902

	~~W~~	152,617	111,641

Non-current
Derivative liabilities	~~W~~	16,240	18,300
Financial guarantee liabilities		6,493	5,696

	~~W~~	22,733	23,996

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

18. Provisions

(a)	Provisions as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	106,573	32,100	93,502	45,031
Provision for construction warranties		7,138	234,721	14,519	222,141
Provision for legal contingencies and claims(*1)		13,664	56,903	24,441	69,050
Provision for the restoration(*2,3)		9,949	176,650	5,918	153,613
Others(*4,5)		248,930	108,256	261,604	99,257

	~~W~~	386,254	608,630	399,984	589,092

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~42,883 million and ~~W~~61,911 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of September 30, 2022 and December 31, 2021, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~22,924 million as provisions for restoration as of September 30, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 5.16%~5.19% to measure present value of these costs.

(*3)

Due to contamination of river water quality near Greenhills mine owned by POSCO Canada Ltd., the Company recognized present value of estimated costs for recovery amounting to ~~W~~57,539 million as provisions for improvement as of September 30, 2022.

(*4)

As of September 30, 2022, and December 31, 2021, POSCO ENERGY CO., LTD and Korea Fuel Cell, recognized ~~W~~88,006 million and ~~W~~80,727 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)	The Company has recognized emission liabilities of ~~W~~21,534 million for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of September 30, 2022.

(b)	Changes in provisions for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	138,533	132,160	(125,801)	(3,172)	(3,047)	138,673
Provision for construction warranties		236,660	43,660	(31,637)	(6,533)	(291)	241,859
Provision for legal contingencies and claims		93,491	7,620	(29,693)	(7,477)	6,626	70,567
Provision for the restoration		159,531	27,746	(5,097)	(37,070)	41,489	186,599
Others		360,861	228,394	(194,896)	(41,163)	3,990	357,186

	~~W~~	989,076	439,580	(387,124)	(95,415)	48,767	994,884

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	121,951	160,893	(138,003)	(4,989)	(1,319)	138,533
Provision for construction warranties		227,097	79,518	(67,196)	(3,080)	321	236,660
Provision for legal contingencies and claims		87,450	66,395	(28,400)	(32,731)	777	93,491
Provision for the restoration		139,745	29,456	(7,646)	(11,129)	9,105	159,531
Others		389,999	291,284	(185,066)	(119,633)	(15,723)	360,861

	~~W~~	966,242	627,546	(426,311)	(171,562)	(6,839)	989,076

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	21,983	13,212	43,638	37,762

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Present value of funded obligations	~~W~~	2,382,829	2,401,261
Fair value of plan assets(*1)		(2,476,318)	(2,620,046)
Present value of non-funded obligations		22,450	13,770

Net defined benefit liabilities	~~W~~	(71,039)	(205,015)

(*1)

As of September 30, 2022 and December 31, 2021, the Company recognized net defined benefit assets amounting to ~~W~~92,884 million and ~~W~~255,858 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Defined benefit obligations at the beginning of period	~~W~~	2,415,031	2,453,353
Current service costs		173,432	243,029
Interest costs		51,679	52,118
Remeasurements		(2,411)	(78,888)
Benefits paid		(228,744)	(253,208)
Others		(3,708)	(1,373)

Defined benefit obligations at the end of period	~~W~~	2,405,279	2,415,031

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Fair value of plan assets at the beginning of period	~~W~~	2,620,046	2,397,717
Interest on plan assets		56,363	51,580
Remeasurement of plan assets		(40,747)	(9,529)
Contributions to plan assets		51,879	417,486
Benefits paid		(211,671)	(230,938)
Others		448	(6,270)

Fair value of plan assets at the end of period	~~W~~	2,476,318	2,620,046

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Current service costs	~~W~~	55,661	61,934	173,432	182,339
Net interest costs		(2,386)	28	(4,684)	218

	~~W~~	53,275	61,962	168,748	182,557

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

20. Other Liabilities

Other liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Due to customers for contract work	~~W~~	928,804	995,311
Advances received		485,142	475,800
Unearned revenue		73,845	106,574
Withholdings		389,043	340,107
Firm commitment liability		20,081	11,852
Others(*1)		28,639	14,844

	~~W~~	1,925,554	1,944,488

Non-current
Unearned revenue	~~W~~	26,200	27,908
Others (*1)		136,958	28,583

	~~W~~	163,158	56,491

(*1)

As of September 30, 2022, the Company recognized liability amounted to ~~W~~83,359 million related to unfavorable terms of a customer contract relative to market terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2022 and December 31, 2021 are as follows:

①	September 30, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	1,028,492	—	1,028,492	—	1,028,492
Short-term financial instruments		9,851,757	—	9,851,757	—	9,851,757
Debt securities		82,008	—	74,279	7,729	82,008
Other securities		614,172	33,458	2,279	578,435	614,172
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		34,546	—	34,546	—	34,546
Fair value through other comprehensive income
Equity securities		1,490,419	1,224,731	—	265,688	1,490,419
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		7,495,318	—	—	—	—
Trade accounts and notes receivable		9,884,878	—	—	—	—
Other receivables		3,128,185	—	—	—	—
Debt securities		241,129	—	—	—	—
Deposit instruments		3,382,243	—	—	—	—

	~~W~~	37,235,147	1,258,189	10,991,353	853,852	13,103,394

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	141,711	—	141,711	—	141,711
Borrowings		1,373,234	1,373,234	—	—	1,373,234
Derivative hedging instruments(*2)		6,710	—	6,710	—	6,710
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,630,437	—	—	—	—
Borrowings		27,320,829	—	26,896,597	—	26,896,597
Financial guarantee liabilities		26,929	—	—	—	—
Others		2,940,731	—	—	—	—

	~~W~~	37,440,581	1,373,234	27,045,018	—	28,418,252

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

②	December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	241,541	—	241,541	—	241,541
Short-term financial instruments		10,514,093	—	10,514,093	—	10,514,093
Debt securities		10,717	—	—	10,717	10,717
Other securities		430,998	37,343	1,022	392,633	430,998
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		7,555	—	7,555	—	7,555
Fair value through other comprehensive income
Equity securities		1,466,061	1,250,497	—	215,564	1,466,061
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,775,166	—	—	—	—
Trade accounts and notes receivable		9,051,708	—	—	—	—
Other receivables		2,761,566	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,745,280

	~~W~~	32,157,831	1,287,840	10,764,211	620,914	12,672,965

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	93,236	—	93,236	—	93,236
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Derivative hedging instruments		16,803	—	16,803	—	16,803
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,468,869	—	—	—
Borrowings		20,306,023	—	20,393,246	—	20,393,246
Financial guarantee liabilities		25,598	—	—	—
Others		2,693,163	—	—	—

	~~W~~	30,038,885	1,435,193	20,503,285	—	21,938,478

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2022 and 2021 were as follows:

①	For the nine-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	184,364	(48,819)	1,304	4,495	601	141,945	—
Derivative assets		—	823,329	—	594,857	—	1,418,186	—
Financial assets at fair value through other comprehensive income		—	—	—	—	36,729	36,729	(14,729)
Financial assets measured at amortized cost		160,149	—	1,634,168	(41,443)	(29,289)	1,723,585	—
Financial liabilities at fair value		—	126,746	(65,054)	—	—	61,692	—
Derivative liabilities		—	(76,580)	—	(551,388)	—	(627,968)	2,300
Financial liabilities measured at amortized cost		(407,058)	—	(2,433,802)	—	(3,683)	(2,844,543)	—

	~~W~~	(62,545)	824,676	(863,384)	6,521	4,358	(90,374)	(12,429)

②	For the nine-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	106,930	(7,961)	—	10,788	13,085	122,842	—
Derivative assets		—	148,865	—	253,494	—	402,359	—
Financial assets at fair value through other comprehensive income		—	—	—	—	30,247	30,247	199,143
Financial assets measured at amortized cost		101,534	—	649,801	(11,096)	(199)	740,040	—
Financial liabilities at fair value		—	15,311	(1,141)	—	(15,876)	(1,706)	—
Derivative liabilities		—	108,154	—	(323,390)	—	(215,236)	333
Financial liabilities measured at amortized cost		(324,159)	—	(856,068)	(15)	5,543	(1,174,699)	—

	~~W~~	(115,695)	264,369	(207,408)	(70,219)	32,800	(96,153)	199,476

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2022 and 2021 were as follows:

①	For the three-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	64,343	(15,157)	1,304	2,164	(464)	52,190	—
Derivative assets		—	395,464	—	283,812	—	679,276	—
Financial assets at fair value through other comprehensive income		—	—	—	—	5,570	5,570	109,960
Financial assets measured at amortized cost		52,628	—	988,669	(19,638)	(6,555)	1,015,104	—
Financial liabilities at fair value		—	26,350	(57,139)	—	—	(30,789)	—
Derivative liabilities		—	27,013	—	(127,504)	—	(100,491)	2,568
Financial liabilities measured at amortized cost		(171,647)	—	(1,448,438)	—	3,242	(1,616,843)	—

	~~W~~	(54,676)	433,670	(515,604)	138,834	1,793	4,017	112,528

②	For the three-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	30,036	2,131	—	8,954	5,251	46,372	—
Derivative assets		—	62,568	—	74,268	—	136,836	—
Financial assets at fair value through other comprehensive income		—	—	—	—	8,556	8,556	30,254
Financial assets measured at amortized cost		62,041	—	421,940	(4,679)	(110)	479,192	—
Financial liabilities at fair value		—	15,311	(1,141)	—	(15,876)	(1,706)	—
Derivative liabilities		—	63,654	—	(93,104)	—	(29,450)	108
Financial liabilities measured at amortized cost		(88,546)	—	(514,814)	(15)	(8,089)	(611,464)	—

	~~W~~	3,531	143,664	(94,015)	(14,576)	(10,268)	28,336	30,362

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2021.

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2022 and December 31, 2021 are as follows:

(in Won, except share information)	September 30, 2022		December 31, 2021
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2022, total shares of ADRs of 25,575,932 outstanding in overseas stock market are equivalent to 6,393,983 shares of common stock.
(*2)	As of September 30, 2022, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b) Capital surplus as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		806,114	796,623
Other capital surplus		118,999	127,512

	~~W~~	1,388,938	1,387,960

23. Hybrid Bonds

(a)

The Company issued hybrid bonds, which are classified as equity in the consolidated financial statements. During the nine-month period ended September 30, 2022, the hybrid bonds were transferred to a newly established company (POSCO) by a vertical spin-off. Accordingly, the ownership interests of the controlling company as of December 31, 2021 have been replaced by non-controlling interests as of September 30, 2022. Hybrid bonds classified as equity as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2022		December 31, 2021
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of September 30, 2022 are as follows:

Hybrid bond 1-2

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

· After 10 years : return on government bond of Republic of Korea (10 years) + 1.40%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2022 amounts to ~~W~~454 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)

POSCO ENERGY CO., LTD, a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2022		December 31, 2021
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of September 30, 2022 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

· After 10 years : return on government bond of Republic of Korea (10 years) + 1.55%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2022 amounts to ~~W~~639 million.

24. Reserves

Reserves as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	21,884	(532,833)
Changes in fair value of equity investments at fair value through other comprehensive income		(51,143)	(153,359)
Foreign currency translation differences		871,498	7,762
Gains or losses on valuation of derivatives		568	(455)
Others		11,900	11,900

	~~W~~	854,707	(666,985)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(shares, in millions of Won)	September 30, 2022			December 31, 2021
	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523
Acquisition of treasury shares	—		—	389,900		116,771
Disposal of treasury shares	(223,605)		(48,513)	—		—
Retirement of treasury shares	(2,615,605)		(567,473)	—		—

Ending	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the nine-month periods ended September 30, 2022 and 2021 were as follows:

①	For the nine-month period ended September 30, 2022

(in millions of Won)			Green Infrastructure			Green materials and Energy
	Steel		Construction	Trading	Energy and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	34,190,192	—	19,322,322	18,920	1,846,513	—	55,377,947
Revenue from services		719,390	18,805	466,986	2,715,726	4,432	11,957	3,937,296
Revenue from construction contract		—	5,429,421	—	—	20,845	—	5,450,266
Others		85,738	122,033	398,216	45,991	—	85,172	737,150

	~~W~~	34,995,320	5,570,259	20,187,524	2,780,637	1,871,790	97,129	65,502,659

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	34,275,930	203,470	19,720,538	64,911	1,846,513	85,170	56,196,532
Revenue recognized over time		719,390	5,366,789	466,986	2,715,726	25,277	11,959	9,306,127

	~~W~~	34,995,320	5,570,259	20,187,524	2,780,637	1,871,790	97,129	65,502,659

②	For the nine-month period ended September 30, 2021

(in millions of Won)			Green Infrastructure			Green materials and Energy
	Steel		Construction	Trading	Energy and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	28,800,196	—	17,757,155	7,326	877,177	161,818	47,603,672
Revenue from services		482,432	44,187	369,646	1,449,754	2,135	78,460	2,426,614
Revenue from construction contract		—	4,509,743	—	557	24,117	96	4,534,513
Others		92,194	1,656	199,745	15,210	—	124,468	433,273

	~~W~~	29,374,822	4,555,586	18,326,546	1,472,847	903,429	364,842	54,998,072

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	28,892,390	51,746	17,956,900	22,536	877,177	286,286	48,087,035
Revenue recognized over time		482,432	4,503,840	369,646	1,450,311	26,252	78,556	6,911,037

	~~W~~	29,374,822	4,555,586	18,326,546	1,472,847	903,429	364,842	54,998,072

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended September 30, 2022 and 2021 were as follows:

①	For the three-month period ended September 30, 2022

(in millions of Won)			Green Infrastructure			Green materials and Energy
	Steel		Construction	Trading	Energy and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,733,098	—	6,144,771	309	828,655	—	17,706,833
Revenue from services		165,959	5,609	166,705	1,074,584	1,788	—	1,414,645
Revenue from construction contract		—	1,795,082	—	—	5,510	—	1,800,592
Others		27,388	42,525	135,441	15,859	—	11,252	232,465

	~~W~~	10,926,445	1,843,216	6,446,917	1,090,752	835,953	11,252	21,154,535

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,760,486	97,727	6,280,212	16,168	828,655	11,252	17,994,500
Revenue recognized over time		165,959	1,745,489	166,705	1,074,584	7,298	—	3,160,035

	~~W~~	10,926,445	1,843,216	6,446,917	1,090,752	835,953	11,252	21,154,535

②	For the three-month period ended September 30, 2021

(in millions of Won)			Green Infrastructure			Green materials and Energy
	Steel		Construction	Trading	Energy and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,750,980	—	6,769,589	2,445	314,197	62,401	17,899,612
Revenue from services		217,227	17,199	133,574	589,189	164	27,703	985,056
Revenue from construction contract		—	1,562,608	—	557	4,411	96	1,567,672
Others		66,685	650	62,386	6,904	—	47,918	184,543

	~~W~~	11,034,892	1,580,457	6,965,549	599,095	318,772	138,118	20,636,883

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,817,665	30,990	6,831,975	9,349	314,197	110,319	18,114,495
Revenue recognized over time		217,227	1,549,467	133,574	589,746	4,575	27,799	2,522,388

	~~W~~	11,034,892	1,580,457	6,965,549	599,095	318,772	138,118	20,636,883

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Receivables
Account receivables	~~W~~	9,884,878	9,051,708
Contract assets
Due from customers for contract work		1,238,652	1,073,479
Contract liabilities
Advance received		493,034	483,375
Due to customers for contract work		928,804	995,311
Unearned revenue		99,975	133,765

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022			December 31, 2021
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	33,806,641	94,104	32,687,274	81,478
Accumulated contract profit		3,388,987	15,570	3,302,005	14,932
Accumulated contract loss		(843,942)	(14,760)	(1,227,883)	(16,904)
Accumulated contract revenue		36,351,686	94,914	34,761,396	79,506

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	Details of due from customers for contract work and due to customers for contract work as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022			December 31, 2021
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,203,787	69,399	1,069,343	40,739
Due to customers for contract work		(845,287)	(83,517)	(937,337)	(57,974)

	~~W~~	358,500	(14,118)	132,006	(17,235)

(c)	Details of the provisions of construction loss as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Construction segment	~~W~~	26,951	26,656
Others		11,339	16,229

	~~W~~	38,290	42,885

(d)

Due to the factors causing the variation of costs for the nine-month period ended September 30, 2022, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the nine-month period ended September 30, 2022 and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total		Changes in estimated
	contract revenues		total contract costs	Net income	Future loss	Total
Construction segment	~~W~~	898,419	916,255	5,473	(23,309)	(17,836)
Others		7,298	7,517	174	(393)	(219)

	~~W~~	905,717	923,772	5,647	(23,702)	(18,055)

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to September 30, 2022. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs, and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and quoted market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Wages and salaries	~~W~~	291,176	260,416	788,444	691,564
Expenses related to post-employment benefits		19,577	23,335	59,636	94,483
Other employee benefits		53,914	52,358	172,585	145,647
Travel		11,454	4,136	27,096	12,873
Depreciation		38,818	36,881	109,994	107,484
Amortization		23,760	18,963	69,337	68,711
Communication		2,550	3,202	7,597	7,544
Electricity		2,491	1,845	7,411	5,476
Taxes and public dues		17,241	15,638	72,618	62,440
Rental		8,119	7,731	28,201	19,983
Repairs		5,066	3,425	11,334	8,446
Entertainment		4,107	2,280	10,157	6,636
Advertising		25,474	22,593	78,010	59,103
Research & development		49,634	23,362	120,793	83,734
Service fees		49,333	46,625	158,762	132,507
Vehicles maintenance		1,992	1,304	4,830	3,805
Industry association fee		1,212	1,582	7,755	7,366
Conference		5,238	3,241	14,486	9,361
Increase (Reversal) to provisions		(4,253)	1,926	(2,403)	4,747
Others		19,078	13,818	48,289	35,141

	~~W~~	625,981	544,661	1,794,932	1,567,051

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Freight and custody	~~W~~	18,178	45,720	58,089	140,542
Operating expenses for distribution center		678	1,860	1,777	5,399
Sales commissions		15,890	21,483	49,601	59,245
Sales advertising		1,002	1,700	1,829	2,089
Sales promotion		3,159	1,108	7,381	4,232
Sample		501	454	1,455	1,442
Sales insurance premium		9,727	10,411	29,662	29,629
Contract cost		14,702	14,625	39,715	41,727
Others		3,487	3,339	9,843	9,516

	~~W~~	67,324	100,700	199,352	293,821

29. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Finance income
Interest income(*1)	~~W~~	116,971	92,078	344,513	208,464
Dividend income		5,104	13,807	37,330	43,332
Gain on foreign currency transactions		725,043	331,943	1,546,629	732,908
Gain on foreign currency translations		539,200	159,796	989,360	363,662
Gain on derivatives transactions		287,549	80,452	609,532	279,496
Gain on valuations of derivatives		439,523	213,899	910,377	402,134
Gain on valuation of financial liabilities at fair value through profit or loss		26,350	15,311	126,746	15,311
Others		9,652	18,713	23,626	56,180

	~~W~~	2,149,392	925,999	4,588,113	2,101,487

Finance costs
Interest expenses	~~W~~	171,647	88,547	407,058	324,159
Loss on foreign currency transactions		672,361	279,631	1,499,467	659,932
Loss on foreign currency translations		1,107,486	306,123	1,899,906	644,046
Loss on derivatives transactions		131,241	99,288	566,063	349,392
Loss on valuation of derivatives		17,046	87,677	163,628	145,115
Loss on disposal of trade accounts and notes receivable		19,638	4,678	41,443	11,096
Others		25,956	31,719	100,922	63,900

	~~W~~	2,145,375	897,663	4,678,487	2,197,640

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2022 and 2021 were ~~W~~160,149 million and ~~W~~101,534 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	592	960	55,124	46,703
Gain on disposals of investments in subsidiaries, associates and joint ventures		361	600	12,273	26,655
Gain on disposals of property, plant and equipment		3,113	1,467	16,873	8,406
Gain on valuation of firm commitment		2,980	30,099	177,746	148,752
Reversal of other provisions		1,416	160	4,442	2,559
Gain on insurance claim		849	1,611	2,459	22,159
Others(*1)		14,871	27,700	51,993	141,161

	~~W~~	24,182	62,597	320,910	396,395

Other non-operating expenses
Loss on disposals of investments in subsidiaries, associates and joint ventures	~~W~~	18	310	18	7,878
Loss on disposals of property, plant and equipment		15,382	20,242	80,483	56,389
Impairment loss on property, plant and equipment		131,963	27,643	131,966	44,536
Impariment loss on intangible assets		61	20,776	261	27,997
Loss on valuation of firm commitment		52,146	15,387	140,472	92,705
Idle tangible asset expenses		4,035	6,030	14,231	18,699
Increase to other provisions		56,872	10,682	62,618	21,158
Donations		29,938	21,087	43,517	36,615
Others		10,956	10,141	27,185	84,382

	~~W~~	301,371	132,298	500,751	390,359

(*1)

During the nine-month period ended September 30, 2021, the Company recognized ~~W~~48,773 million of non-operating income for refund of other than income tax as a result of administrative litigation for tax audits.

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Raw material used, changes in inventories and others	~~W~~	14,343,343	11,721,604	42,125,128	32,237,738
Employee benefits expenses		1,166,351	1,084,421	3,153,666	2,926,612
Outsourced processing cost		1,912,579	1,950,052	6,149,435	5,472,262
Electricity and water expenses		216,051	177,309	699,005	539,525
Depreciation(*1)		797,553	776,604	2,368,731	2,333,660
Amortization		129,978	112,514	356,011	332,988
Freight and custody expenses		947,834	425,999	2,453,655	1,143,220
Sales commissions		15,890	21,483	49,601	59,245
Loss on disposal of property, plant and equipment		15,382	20,242	80,483	56,389
Impairment loss on property, plant and equipment		131,963	27,644	131,966	44,536
Impairment loss on intangible assets		61	20,776	261	27,997
Donations		29,938	21,087	43,517	36,615
Other expenses		835,623	1,301,540	3,126,495	3,329,915

	~~W~~	20,542,546	17,661,275	60,737,954	48,540,702

(*1)	Includes depreciation expense of investment property.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

32. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2022 and 2021 were 20.84% and 23.83%, respectively.

The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,292,895 million under the Corporate Tax Act were incurred for the asset and liabilities transferred to the newly established company, and the Company simultaneously set a provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,240,232 million. Meanwhile, POSCO, a newly established company, recognized deferred tax assets of ~~W~~2,240,232 million for ~~W~~8,292,895 million, the difference between the market price under the Corporate Tax Act and accounting book value of assets and liabilities transferred from the Company during the spin-off.

33. Earnings per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in Won except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Profit attributable to controlling interest	~~W~~	509,914,196,033	2,429,720,200,212	3,809,955,970,673	5,118,799,676,088
Interests of hybrid bonds, net of tax		—	(1,681,205,479)	(1,078,164,383)	(4,988,794,519)
Weighted-average number of common shares outstanding (*1)		75,849,177	75,625,572	75,803,309	75,719,934

Basic earnings per share	~~W~~	6,723	32,106	50,247	67,536

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(Shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2022	2021	2022	2021
Total number of common shares issued	84,571,230	87,186,835	84,571,230	87,186,835
Weighted-average number of treasury shares	(8,722,053)	(11,561,263)	(8,767,921)	(11,466,901)

Weighted-average number of common shares outstanding	75,849,177	75,625,572	75,803,309	75,719,934

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)

The Company holds exchangeable bonds as potential common shares with a diluting effect as of September 30, 2022 and 2021, but diluted earnings per share is equal to basic earnings per share for the three-month period ended September 30, 2022 due to anti-dilutive effect as of September 30, 2022. Meanwhile, diluted earnings per share for the three-month periods ended September 30, 2021, and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in Won, except share information)	For the three-month period ended September 30		For the nine-month periods ended September 30
	2021		2022	2021
Profit attributable to controlling interest	~~W~~	2,429,720,200,212	3,809,955,970,673	5,118,799,676,088
Interests of hybrid bonds, net of tax		(1,681,205,479)	(1,078,164,383)	(4,988,794,519)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(10,273,058,805)	(44,920,175,663)	(10,273,058,805)
Adjusted weighted-average number of common shares(*1)		76,581,815	78,882,275	76,042,185
Diluted earnings per share	~~W~~	31,571	47,716	67,115

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	For the three-month period ended September 30	For the nine-month periods ended September 30
	2021	2022	2021
Weighted-average number of common shares outstanding	75,625,572	75,803,309	75,719,934
Weighted-average number of potential common shares	956,243	3,078,966	322,251

Adjusted weighted-average number of common shares	76,581,815	78,882,275	76,042,185

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2022 and 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	~~W~~	14,126	—	—	—	—	—	1,742
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		3,694	16,555	7	—	85,302	—	11,517
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		132,326	—	215	—	—	7,656	18
POSCO ICT(*4)		798	4,970	18	—	39,908	10,190	33,444
eNtoB Corporation		3	24	—	60,649	9,698	32	3,209
POSCO CHEMICAL CO., LTD		81,960	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		176,045	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,100,190	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,152	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,583	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,827	—	427	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,670	—	255	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,579	—	427	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,287	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,223	—	403	—	—	—	8
Others		196,968	2,452	5,065	61,488	14,021	53,139	214,083

		3,254,303	122,344	7,417	915,949	153,686	136,912	270,083

Associates and joint ventures(*3)
SNNC		3,148	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	163,413	—	210,455	—	—	—
Others		77,910	48,602	12,236	16,485	—	—	301

		106,672	217,363	12,244	375,179	—	—	301

	~~W~~	3,360,975	339,707	19,661	1,291,128	153,686	136,912	270,384

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2022, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the nine-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	4,315	11,094	—	286,992	109	26,431
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		500,645	2,085	—	—	28,782	506
POSCO ICT		1,266	4,992	—	159,334	32,213	134,074
eNtoB Corporation		11	—	236,803	37,730	69	15,298
POSCO CHEMICAL CO., LTD		216,689	26,579	341,790	7,836	223,159	2,799
POSCO ENERGY CO., LTD.		4,184	1,426	6,992	—	—	20,512
POSCO MOBILITY SOLUTION		570,632	—	—	—	32,355	635
POSCO INTERNATIONAL Corporation		6,962,982	54,331	867,793	—	541	5,241
POSCO Thainox Public Company Limited		228,192	—	—	—	—	20
POSCO Canada Ltd.		—	796	148,558	—	—	—
POSCO Asia Co., Ltd.		19,142	50	417	—	—	1,539
Qingdao Pohang Stainless Steel Co., Ltd.		131,173	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,130,531	1	20,315	287	—	2,959
POSCO-VIETNAM CO., Ltd.		307,224	339	—	—	—	27
POSCO MEXICO S.A. DE C.V.		320,811	111	—	—	—	506
POSCO Maharashtra Steel Private Limited		646,802	259	—	—	—	132
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		118,655	—	—	—	—	—
POSCO VST CO., LTD.		152,119	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	853	1,212,212	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		194,535	183	8	—	—	10
Others		1,017,908	53,865	157,818	42,778	193,551	95,205

		12,527,816	156,964	2,992,706	534,957	510,779	305,914

Associates and joint ventures
SNNC		50,311	2,342	519,658	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		54,594	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	383,689	1,630,448	—	—	—
Others		32,442	25,239	76,194	—	—	33,194

		137,347	411,270	2,226,300	—	—	33,301

	~~W~~	12,665,163	568,234	5,219,006	534,957	510,779	339,215

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2022 and 2021 were as follows:

1)	For the three-month period ended September 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	5,959	—	—	—	—	—	1,175
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		1,329	—	—	—	—	—	1,235
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		335	—	—	—	—	—	12
POSCO ICT		302	—	—	—	1,817	—	1,041
eNtoB Corporation		1	—	—	—	—	—	2
POSCO CHEMICAL CO., LTD		456	—	—	—	—	—	—
POSCO ENERGY CO., LTD.		—	—	—	—	—	—	—
POSCO MOBILITY SOLUTION		90	—	—	—	—	—	—
POSCO INTERNATIONAL Corporation		300	—	—	—	—	—	—
POSCO Thainox Public Company Limited		67	—	—	—	—	—	—
POSCO Canada Ltd.		—	—	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		49	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		—	—	—	—	—	—	—
POSCO-VIETNAM Co., Ltd.		210	—	144	—	—	—	—
POSCO MEXICO S.A. DE C.V.		35	—	52	—	—	—	—
POSCO Maharashtra Steel Private Limited		292	—	143	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		—	—	—	—	—	—	—
POSCO VST CO., LTD.		75	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	—	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		43	—	135	—	—	—	—
Others		2,641	736	1,538	17	979	—	8,555

		12,184	736	2,012	17	2,796	—	12,020

Associates and joint ventures
SNNC		19	—	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		—	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	37,429	—	—	—	—	—
Others		666	16,162	4,195	—	—	—	—

		685	53,591	4,195	—	—	—	—

	~~W~~	12,869	54,327	6,207	17	2,796	—	12,020

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the three-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,519	12	—	84,257	40	12,950
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		209,472	—	—	—	11,436	75
POSCO ICT		429	—	—	65,204	11,385	43,657
eNtoB Corporation		4	—	100,009	16,123	48	5,695
POSCO CHEMICAL CO., LTD		87,944	5,133	115,469	2,281	75,739	503
POSCO ENERGY CO., LTD.		970	460	3,454	—	—	9,313
POSCO MOBILITY SOLUTION		232,942	—	—	—	10,950	196
POSCO INTERNATIONAL Corporation		2,740,847	—	443,365	—	—	2,402
POSCO Thainox Public Company Limited		78,008	—	—	—	—	—
POSCO Canada Ltd.		—	115	66,813	—	—	—
POSCO Asia Co., Ltd.		5	18	—	—	—	834
Qingdao Pohang Stainless Steel Co., Ltd.		49,771	—	—	—	—	—
POSCO JAPAN Co., Ltd.		408,035	—	5,993	—	—	1,915
POSCO-VIETNAM Co., Ltd.		119,680	—	—	—	—	27
POSCO MEXICO S.A. DE C.V.		123,634	40	—	—	—	420
POSCO Maharashtra Steel Private Limited		268,945	79	—	—	—	31
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		52,008	—	—	—	—	—
POSCO VST CO., LTD.		55,872	—	—	—	—	12
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	465,531	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		73,591	73	—	—	—	—
Others		359,051	1,275	97,692	17,567	71,322	41,583

		4,862,727	7,205	1,298,326	185,432	180,920	119,613

Associates and joint ventures
SNNC		30,259	—	224,001	—	—	54
POSCO-SAMSUNG-Slovakia Processing Center		23,401	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	127,551	589,980	—	—	—
Others		10,102	1,664	29,022	—	—	13,361

		63,762	129,215	843,003	—	—	13,415

	~~W~~	4,926,489	136,420	2,141,329	185,432	180,920	133,028

(c)	The related account balances from significant transactions between the controlling company and related companies as of September 30, 2022 and December 31, 2021 are as follows:

1) September 30, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	—	219	219	38	14,663	14,701
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		3,987	—	3,987	—	—	—
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		382	—	382	—	—	—
POSCO ICT		81	—	81	332	917	1,249
eNtoB Corporation		—	—	—	—	—	—
POSCO CHEMICAL CO., LTD		797	—	797	—	5,086	5,086
POSCO ENERGY CO., LTD.		200	—	200	—	1,593	1,593
POSCO MOBILITY SOLUTION		270	—	270	—	—	—
POSCO INTERNATIONAL Corporation		448	—	448	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		146	—	146	—	—	—
POSCO Maharashtra Steel Private Limited		627	1,252	1,879	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		127	1,243	1,370	—	—	—
PT. KRAKATAU POSCO		640	18,284	18,924	—	—	—
Others		4,301	3,176	7,477	1,012	3,335	4,347

		12,006	24,174	36,180	1,382	26,096	27,478

Associates and joint ventures
SNNC		57	—	57	—	—	—
Roy Hill Holdings Pty Ltd		37,430	—	37,430	—	—	—
FQM Australia Holdings Pty Ltd		—	229,334	229,334	—	—	—
Others		85	25,279	25,364	—	—	—

		37,572	254,613	292,185	—	—	—

	~~W~~	49,578	278,787	328,365	1,382	26,096	27,478

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT.KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and joint ventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	~~W~~	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2022 and 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	226,543	—	—	—	116
SNNC		112,786	—	383	442,616	812
Noeul Green Energy Co., Ltd.		5,453	—	—	—	1,055
CSP - Compania Siderurgica do Pecem		4,089	—	—	126,123	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*1)		17,824	—	—	24,190	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		11,721	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		26,087	—	—	320	—
South-East Asia Gas Pipeline Company Ltd.		—	6,075	2,676	—	1,205
POSCO MITSUBISHI CARBON TECHNOLOGY		102,290	24,000	—	3,811	159
Samcheok Blue Power Co., Ltd.		388,438	7,494	26	—	—
Pocheon-Hwado Highway Corp.		57,537	—	—	—	—
UITrans LRT Co., Ltd.		613	—	—	1,359	—
Roy Hill Holdings Pty Ltd		—	40,878	—	965,823	—
Others		422,028	89,196	2,121	411,738	105,372

	~~W~~	1,375,409	167,643	5,206	1,975,980	108,719

(*1)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd. was excluded from the associates due to the disposal of its shares during the nine-month period ended September 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the nine-month period ended September 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	211,118	—	266	—	123
SNNC		51,163	—	267	17,485	25,869
Noeul Green Energy Co., Ltd.		4,595	—	—	—	1,374
CSP - Compania Siderurgica do Pecem		4,583	—	—	54,667	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		37,288	—	—	19,183	6,736
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		11,976	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		27,361	—	—	147	—
South-East Asia Gas Pipeline Company Ltd.		—	12,544	6,107	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		42,992	—	10	3,120	144
Samcheok Blue Power Co., Ltd.		178,984	206	—	—	—
TK CHEMICAL CORPORATION(*1)		14,906	—	—	2,292	—
Pocheon-Hwado Highway Corp.		41,429	—	—	—	—
UITrans LRT Co., Ltd.		10,700	—	—	—	—
Roy Hill Holdings Pty Ltd		—	96,441	—	—	—
Others		131,155	45,219	14,202	20,830	13,674

	~~W~~	768,250	154,410	20,852	117,724	47,920

(*1)	TK CHEMICAL CORPORATION was excluded from the associates due to disposal of its shares during the nine-month period ended September 30, 2021.

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2022 and 2021 were as follows:

1)	For the three-month period ended September 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	80,614	—	—	—	23
SNNC		35,315	—	295	124,580	97
Noeul Green Energy Co., Ltd.		77	—	—	—	284
CSP - Compania Siderurgica do Pecem		—	—	—	36,854	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		—	—	—	—	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		4,751	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		7,109	—	—	227	—
South-East Asia Gas Pipeline Company Ltd.		—	6,075	576	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		44,241	—	—	1,541	—
Samcheok Blue Power Co., Ltd.		149,749	5,078	—	—	—
Pocheon-Hwado Highway Corp.		17,858	—	—	—	—
UITrans LRT Co., Ltd.		471	—	—	—	—
Roy Hill Holdings Pty Ltd		—	18,281	—	530,467	—
Others		166,685	21,571	327	155,575	42,564

	~~W~~	506,870	51,005	1,198	849,244	42,968

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the three-month period ended September 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	83,074	—	—	—	42
SNNC		18,143	—	214	2,229	10,703
Noeul Green Energy Co., Ltd.		1,550	—	—	—	333
CSP - Compania Siderurgica do Pecem		26	—	—	24,098	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,894	—	—	2,536	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		4,851	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		9,379	—	—	17	—
South-East Asia Gas Pipeline Company Ltd.		—	6,888	1,747	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		19,925	—	3	1,070	34
Samcheok Blue Power Co., Ltd.		71,416	206	—	—	—
Pocheon-Hwado Highway Corp.		18,949	—	—	—	—
UITrans LRT Co., Ltd.		257	—	—	—	—
Roy Hill Holdings Pty Ltd		—	31,888	—	—	—
Others		48,222	26,302	13,542	89	4,639

	~~W~~	288,686	65,284	15,506	30,039	15,751

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2022 and December 31, 2021 are as follows:

1)	September 30, 2022

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	83,941	—	16,858	100,799	—	50,103	50,103
Chuncheon Energy Co., Ltd.		—	—	—	—	—	325	325
Samcheok Blue Power Co., Ltd.		145,922	—	—	145,922	—	61,058	61,058
Nickel Mining Company SAS		—	65,712	188	65,900	—	358	358
CSP - Compania Siderurgica do Pecem		—	—	—	—	—	3,308	3,308
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		8,337	—	—	8,337	—	133	133
South-East Asia Gas Pipeline Company Ltd.		—	10,436	—	10,436	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		17,367	—	41	17,408	1,107	8	1,115
Pocheon-Hwado Highway Corp.		16,616	—	—	16,616	—	—	—
UITrans LRT Co., Ltd.		6,220	36,512	—	42,732	—	5,705	5,705
Roy Hill Holdings Pty Ltd		—	—	9,331	9,331	537,479	—	537,479
SNNC		5,132	—	126	5,258	19,260	—	19,260
Others		143,677	193,336	136,486	473,499	82,223	7,924	90,147

	~~W~~	427,212	305,996	163,030	896,238	640,069	128,922	768,991

2)	December 31, 2021

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	49,748	—	16,261	66,009	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	257	—	257
Samcheok Blue Power Co., Ltd.		120,672	—	—	120,672	—	23,683	23,683
Nickel Mining Company SAS		—	62,611	477	63,088	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	—	—	3,144	—	3,144
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd.		9,108	—	—	9,108	4,393	—	4,393
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		19,271	—	—	19,271	—	18	18
South-East Asia Gas Pipeline Company Ltd.		—	47,423	—	47,423	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,183	—	—	8,183	1,083	—	1,083
Pocheon-Hwado Highway Corp.		14,162	—	—	14,162	—	—	—
UITrans LRT Co., Ltd.		7,048	29,099	—	36,147	—	—	—
Roy Hill Holdings Pty Ltd		—	—	8,589	8,589	—	—	—
SNNC		4,708	—	—	4,708	143	—	143
Others		34,254	179,036	106,186	319,476	97	31,047	31,144

	~~W~~	267,154	318,169	131,513	716,836	9,117	54,748	63,865

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

1)	September 30, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	29,099	7,460	(3)	(44)	36,512
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(37,409)	422	10,436
PT. Tanggamus Electric Power		4,690	—	—	986	5,676
PT. Wampu Electric Power		5,651	—	(1,876)	740	4,515
PT. POSMI Steel Indonesia(*2)		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	3,101	65,712
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	826	4,304
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	1,496	8,609
AMCI (WA) PTY LTD		91,665	4,860	—	8,076	104,601
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	1,994	11,478
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	2,634	14,348
FQM Australia Holdings Pty Ltd		27,227	7,302	—	2,894	37,423

	~~W~~	318,169	19,622	(55,540)	23,745	305,996

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)	PT. POSMI Steel Indonesia was excluded from the associates due to disposal of its shares during the nine-month period ended September 30, 2022.

2)	December 31, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	23,452	5,682	—	(35)	29,099
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(49,928)	6,348	47,423
PT. Batutua Tembaga Raya(*2)		35,355	—	—	(35,355)	—
PT. Tanggamus Electric Power		4,304	—	—	386	4,690
PT. Wampu Electric Power		5,186	—	—	465	5,651
PT. POSMI Steel Indonesia		2,176	—	—	195	2,371
Nickel Mining Company SAS		62,420	—	—	191	62,611
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	(698)	4,742
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	585	7,113
AMCI (WA) PTY LTD		83,291	6,154	—	2,220	91,665
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,440	—	—	488	5,928
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,704	—	—	780	9,484
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	1,463	17,783
CAML RESOURCES PTY LTD		3,312	—	(3,312)	—	—
Shinahn Wind Power Generation(*3)		37	60	—	(97)	—
FQM Australia Holdings Pty Ltd		—	27,242	—	(15)	27,227

	~~W~~	355,350	39,138	(53,240)	(23,079)	318,169

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)

PT. Batutua Tembaga Raya was excluded from the associates due to disposal of shares during the year ended December 31, 2021. Meanwhile, the uncollected loan was offset and written off from the loan loss provisions set in the previous period, and these effects are included in Others.

(*3)	Shinahn Wind Power Generation was excluded from the associates due to disposal of shares during the year ended December 31, 2021.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(h)	For the nine-month periods ended September 30, 2022 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2022		September 30, 2021
Short-term benefits	~~W~~	132,016	81,055
Long-term benefits		7,074	13,680
Retirement benefits		17,913	16,711

	~~W~~	157,003	111,446

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2022 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	286,960	—	—
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	223,829	140,000,000	200,873
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	208,103	5,021,000,001	189,944
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	200,562	119,784,000	171,866
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,150,300,000	3,085,251	1,348,618,203	1,934,999
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	131,874,750	189,214	131,874,750	189,214
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	86,088	60,000,000	86,088
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	258,264	180,000,000	258,264
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	53,517,404	76,787	27,517,404	39,482
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	13,200,000	18,939	13,200,000	18,939
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,250,510,000,000	117,548	1,250,510,000,000	117,548
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	21,024	14,652,750	21,024
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	71,740	7,855,199	11,271
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL JAPAN Corp.					6,929,668	9,943
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					24,270,000	34,823
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	38,740	27,000,000	38,740
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC, Malaysia	USD	6,000,000	8,609	6,000,000	8,609
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	51,653	36,000,000	51,653
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	37,161	25,900,000	37,161
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	2,152	600,000	861
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	21,809	2,400,000	3,444
POSCO STEELEON Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	20,068	11,952,170	17,149
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	71,052,555	101,946	71,052,555	101,946
[Associates and joint ventures]
POSCO HOLDINGS INC.	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	602,615	358,266,014	514,038
		BNDES	BRL	464,060,000	123,352	464,060,000	123,352
	LLP POSUK Titanium	SMBC	USD	13,500,000	19,370	13,250,000	19,011
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	64,806	46,000,000	64,806
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	9,541	6,650,000	9,541
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,900	145,900
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	31,305	860,880	1,235
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,705,858	1,705,858	598,696	598,696
POSCO ICT	Busan Sanseong Tunnel	Kookmin Bank and others	KRW	7,621	7,621	6,390	6,390
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	26,746,000	24,957	26,746,000	24,957
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	7,520	80,000,000,000	7,520
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	609,310,473	10,730	609,310,473	10,730
			USD	3,807,936,588	5,463,627	2,634,633,593	3,780,174
			KRW	1,862,679	1,862,679	750,986	750,986
			IDR	1,330,510,000,000	125,068	1,330,510,000,000	125,068
			INR	609,310,473	10,730	609,310,473	10,730
			THB	5,501,000,000	208,103	5,021,000,001	189,944
			EUR	46,000,000	64,806	46,000,000	64,806
			AUD	26,746,000	24,957	26,746,000	24,957
			BRL	464,060,000	123,352	464,060,000	123,352
			USD	3,807,936,588	5,463,627	2,603,433,925	3,735,408
			KRW	1,862,679	1,862,679	750,986	750,986

			IDR	1,330,510,000,000	125,068	1,330,510,000,000	125,068
			INR	609,310,473	10,730	609,310,473	10,730
			THB	5,501,000,000	208,103	5,021,000,001	189,944
			EUR	46,000,000	64,806	46,000,000	64,806
			AUD	26,746,000	24,957	26,746,000	24,957
			BRL	464,060,000	123,352	464,060,000	123,352

2)	Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of September 30, 2022 are as follows.

(in millions of Won)			Agreed amount			Executed amount
Provider	Recipient	Lender	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	JB CLARK HILLS	HSBC and others	USD	30,000,000	43,044	29,500,000	42,327
[Associates and joint ventures]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	620,000	620,000	550,700	550,700
	POHANG E&E Co., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	52,642	52,642
	UITrans LRT Co., Ltd	Kookmin Bank and others	KRW	205,051	205,051	179,490	179,490
	Pocheon-Hwado Highway Corp.	Lotte Insurance Co., Ltd and others	KRW	319,526	319,526	95,137	95,137
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	13,294	13,294
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	51,559	51,559	27,700	27,700
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE and others	KRW	44,054	44,054	28,211	28,211
POSCO ICT	UITrans LRT Co., Ltd	Kookmin Bank	KRW	38,147	38,147	35,858	35,858
[Others]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon - Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	4,134,990	4,134,990	1,814,370	1,814,370
POSCO ICT	Incheon - Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	238,051	238,051	99,597	99,597

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of September 30, 2022 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of September 30, 2022, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO HOLDINGS INC. has deposited 3,128,714 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2022.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2022, 76 million tons of iron ore and 1 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of September 30, 2022, there are 36 vessels under contract, and the average remaining contract period is about 8 years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of September 30, 2022, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in December 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 1,570 million provided by financial institutions and uses USD 791 million with Woori Bank and others.

As of September 30, 2022, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~505,129 million(limited to ~~W~~920,820 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

As of September 30, 2022, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO ENGINEERING & CONSTRUCTION CO., LTD is obligated to make contibutions for core capital, unqualified investment, excess expenses occurred for business, and accelaration of payment. Among them, the remaining amount of the core capital investment obligation is ~~W~~43,189 million, and the payment period is expected to be in the first quarter of 2024.

POSCO ICT	As of September 30, 2022, in relation to contract enforcement, POSCO ICT is provided with a guarantee of ~~W~~122,477 million, ~~W~~31,922 million from Software credit union and Seoul guarantee insurance respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(c)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC (“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2.3 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. In the meantime, the Company has determined that the Applicant’s claim is without merit, and did not recognize a provision. Meanwhile, as a result of the final arbitration ruling on October 28, 2022, all of the Applicant’s requirements were rejected.

2)	Other litigation

The Company is involved in 306 lawsuits aggregating to ~~W~~1,311.8 billion as defendant as of September 30, 2022, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~42.9 billion for 52 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of September 30, 2022.

POSCO, a subsidiary, lost lawsuits regarding the first and second trials related to confirmation of employee status in the Supreme Court of Korea on July 28, 2022. As of September 30, 2022, plaintiffs whose employee status was confirmed were hired as full-time employees.

(d)	Other Contingencies

Other major contingencies for the Company as of September 30, 2022 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin off date of POSCO.

POSCO INTERNATIONAL Corporation	As of September 30, 2022, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 23 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 36 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~8,024,505 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of September 30, 2022, POSCO ICT has provided 8 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	September 30, 2022		September 30, 2021
Trade accounts and notes receivable	~~W~~	(281,879)	(2,028,833)
Other receivables		61,365	(156,811)
Inventories		(1,611,545)	(4,537,739)
Other current assets		(269,314)	(110,904)
Other non-current assets		(18,141)	(161,327)
Trade accounts and notes payable		(831,586)	1,130,509
Other payables		(23,447)	(157,128)
Other current liabilities		(58,403)	317,055
Provisions		(222,851)	(137,676)
Payments of severance benefits		(228,744)	(194,468)
Plan assets		159,792	152,224
Other non-current liabilities		10,303	30,558

	~~W~~	(3,314,450)	(5,854,540)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company changed the internal organization and composition of the reporting segment and classified the operating segments according to reporting level provided to the management for decision-making during 2022. Accordingly, the Company restated the reporting segments information for the nine-month period ended September 30, 2021.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

The Company has four reportable operating segments—Steel, Green infrastructure, Green Materials and Energy and Others.

The Steel segment includes subsidiaries that manufacture and sell steel products, and the Green Infrastructure segment consists of subsidiaries that operate trading, construction, resource development, power generation, network and system integration. The Green Materials and Energy segment includes subsidiaries that operate EV battery materials and hydrogen businesses such as lithium, nickel, cathode and anode materials, while the Other segments consist of the controlling company and the subsidiaries that operate investment businesses.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(a)	Information about reportable segments for the nine-month periods ended September 30, 2022 and 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

			Greeen Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Construction	Trading	Energy and others		Others	Total
External revenues	~~W~~	34,995,320	5,570,260	20,187,524	2,780,636	1,871,790	97,129	65,502,659
Internal revenues		20,542,536	846,160	19,184,700	2,446,507	708,956	445,858	44,174,717
Inter segment revenues		14,288,902	759,457	9,694,579	2,485,776	696,725	433,217	28,358,656
Total revenues		55,537,856	6,416,420	39,372,224	5,227,143	2,580,746	542,987	109,677,376
Segment profits (losses)		2,681,464	235,895	485,970	254,631	154,916	(1,815,743)	1,997,133

2)	For the nine-month period ended September 30, 2021

①	The segment results as previously disclosed are as follows:

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	29,374,822	18,326,546	4,555,585	2,741,119	54,998,072
Internal revenues		16,147,310	14,766,211	656,448	2,049,280	33,619,249
Inter segment revenues		10,676,368	7,763,264	600,888	1,911,292	20,951,812
Total revenues		45,522,132	33,092,757	5,212,033	4,790,399	88,617,321
Segment profits		5,290,635	276,691	167,109	260,078	5,994,513

②	The restated segment results due to the change of the operating segments are as follows:

			Greeen Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Construction	Trading	Energy and others		Others	Total
External revenues	~~W~~	29,374,822	4,555,585	18,326,546	1,472,847	903,428	364,844	54,998,072
Internal revenues		16,147,310	656,448	14,766,211	567,568	621,505	860,207	33,619,249
Inter segment revenues		10,676,368	600,888	7,763,264	548,712	618,888	846,187	21,054,307
Total revenues		45,522,132	5,212,033	33,092,757	2,040,415	1,524,933	1,225,051	88,617,321
Segment profits		5,290,635	167,109	276,691	127,166	99,229	33,683	5,994,513

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	September 30, 2022		September 30, 2021
Total profit for reportable segments	~~W~~	1,997,133	5,994,513
Corporate fair value adjustments		(51,102)	(45,430)
Elimination of inter-segment profits (losses)		2,351,433	(375,513)
Income tax expense		1,131,300	1,743,241

Profit before income tax expense	~~W~~	5,428,764	7,316,811

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

38. Business combination

During the nine-month period ended September 30, 2022, the Company’s subsidiary Senex Holdings Pty Ltd acquired 100% shares in Senex Energy Limited as of April 1, 2022 to operate a land gas field production/development project in Queensland, eastern Australia, with the expectation to secure natural gas reserves and expand its market share in eastern Australia.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date is as follows:

(in millions of Won)	April 1, 2022
Assets
Cash and cash equivalents	~~W~~	39,967
Trade accounts, notes receivable and other receivables, net		21,455
Inventories		12,693
Other current assets		3,054

Total current assets		77,169

Other long-term financial assets		1,257
Property, plant and equipment, net		244,058
Intangible assets, net		1,011,517

Total non-current assets		1,256,832

Total assets	~~W~~	1,334,001

Liabilities
Trade accounts and notes payable	~~W~~	78,027
Short-term borrowings		71,959
Other short-term financial liabilities		14,471
Provisions		343
Other current liabilities		21,544

Total current liabilities		186,344

Other payables		181,913
Long-term borrowings		68,034
Other long-term financial liabilities		1,553
Other non-current liabilities		70,982
Long-term provisions		24,115

Total non-current liabilities		346,597

Total liabilities	~~W~~	532,941

Net assets		801,060

Share acquisition ratio (%)		100

Net assets acquisition		801,060

Consideration paid		801,060

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

Assuming that Senex Energy Limited were acquired on January 1, 2022, the revenue and net loss associated with the acquired entity are ~~W~~164,203 and ~~W~~5,616 million, respectively. On the other hand, revenue and net income from Senex Energy Limited since inclusion in the consolidation are ~~W~~126,140 million and ~~W~~17,058 million.

39. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on November 4, 2022, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~151.7 billion).

(b)

The employees who participated in certain lawsuits regarding employee status against POSCO, a subsidiary, in which POSCO was ruled against by the Supreme Court of Korea in July 2022, filed additional lawsuits against POSCO regarding payroll amount in October 2022. In addition, two lawsuits were filed against POSCO regarding employee status in October 2022. The expected impact on the Company’s financial statements cannot be reliably estimated.

POSCO HOLDINGS INC.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2022

(With Independent Auditors’ Review Report Thereon)

KPMG SAMJONG Accounting Corp. 152, Teheran-ro, Gangnam-gu, Seoul 06236 (Yeoksam-dong, Gangnam Finance Center 27th Floor) Republic of Korea	Tel +82 (2) 2112 0100 Fax +82 (2) 2112 0101 www.kr.kpmg.com

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2022, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our review conclusion, we draw attention to Note 1 and Note 35 to the condensed separate interim financial statements, which describes the spin-off by the former POSCO, the controlling company on March 1, 2022. Upon completion of the spin-off, the surviving company was renamed as POSCO HOLDINGS INC., and a new subsidiary, POSCO, was established.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2021, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2022, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 14, 2022

This report is effective as of November 14, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	20	~~W~~	452,735	2,042,274
Trade accounts and notes receivable, net	4,14,20,25,32		49,541	6,017,508
Other receivables, net	5,20,32		70,672	545,341
Other short-term financial assets	6,20		2,833,636	9,605,522
Inventories	7,29		—	7,623,202
Assets held for sale	8		13,910	29,789
Current income tax assets			29,628	—
Other current assets	13		7,614	55,244

Total current assets			3,457,736	25,918,880

Long-term trade accounts and notes receivable, net	4,20		—	5,675
Other receivables, net	5,20		258,099	274,253
Other long-term financial assets	6,20		1,083,211	1,326,565
Investments in subsidiaries, associates and joint ventures	9		45,679,653	16,002,640
Investment property, net	10		224,734	144,140
Property, plant and equipment, net	11		142,647	19,772,299
Intangible assets, net	12		14,401	551,410
Defined benefit assets, net	18		—	212,531
Other non-current assets	13		9	34,366

Total non-current assets			47,402,754	38,323,879

Total assets		~~W~~	50,860,490	64,242,759

See accompanying notes to the condensed separate interim financial statements.

3

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		December 31, 2021
Liabilities
Trade accounts and notes payable	20,32	~~W~~	—	2,453,068
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,464	2,072,354
Other payables	15,20,32		57,107	1,267,459
Other short-term financial liabilities	16,20		11,288	13,755
Current income tax liabilities			—	1,832,078
Liabilities directly associated with the assets held for sale	8		—	185
Provisions	17		50,671	84,409
Other current liabilities	19,25		4,548	144,961

Total current liabilities			125,078	7,868,269

Long-term borrowings, excluding current installments	14,20		1,373,234	6,129,778
Other payables	15,20		846	399,144
Other long-term financial liabilities	16,20		19,175	21,991
Defined benefit liabilities, net	18		9,964	—
Deferred tax liabilities			2,785,764	747,653
Long-term provisions	17,33		12,044	36,755
Other non-current liabilities	19,25		—	3,744

Total non-current liabilities			4,201,027	7,339,065

Total liabilities			4,326,105	15,207,334

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,348,780	1,339,289
Hybrid bonds	22		—	199,384
Reserves	23		(214,572)	(211,849)
Treasury shares	24		(1,892,308)	(2,508,294)
Retained earnings			46,810,082	49,734,492

Total equity			46,534,385	49,035,425

Total liabilities and equity		~~W~~	50,860,490	64,242,759

See accompanying notes to the condensed separate interim financial statements.

4

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods ended September 30			For the nine-month periods ended September 30
	Notes	2022		2021	2022	2021
Operating revenue	25,32
Revenue		~~W~~	74,515	11,314,724	7,996,178	28,392,523
Operating expenses	7,29,32
Cost of sales			951	(8,712,578)	(6,464,119)	(22,591,516)
Impairment loss on trade accounts and notes receivable			—	(5)	—	(11)
Other administrative expenses	26		(63,606)	(237,813)	(336,646)	(655,124)
Selling expenses	26		—	(68,632)	(37,594)	(169,220)

			(62,655)	(9,019,028)	(6,838,359)	(23,415,871)

Operating profit			11,860	2,295,696	1,157,819	4,976,652
Finance income and costs	20,27
Finance income			110,104	586,860	417,017	1,426,600
Finance costs			(67,842)	(375,804)	(221,124)	(777,081)

Other non-operating income and expenses	32
Impairment loss on other receivables			—	(420)	(128)	(741)
Other non-operating income	28		2,020	16,863	23,371	128,754
Other non-operating expenses	28,29		(230,938)	(48,772)	(258,145)	(143,207)

Profit (loss) before income tax			(174,796)	2,474,423	1,118,810	5,610,977
Income tax revenue (expense)	30		206,473	(634,354)	(2,312,282)	(1,500,574)

Profit (loss)			31,677	1,840,069	(1,193,472)	4,110,403
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(103)	(2,528)	(80,150)	(13,890)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		(13,309)	(16,756)	(99,629)	103,205
Total comprehensive income (loss)		~~W~~	18,265	1,820,785	(1,373,251)	4,199,718

Earnings (loss) per share (in Won)	31
Basic earnings (loss) per share (in Won)			418	24,309	(15,759)	54,218
Diluted earnings (loss) per share (in Won)		~~W~~	418	23,871	(15,759)	53,854

See accompanying notes to the condensed separate interim financial statements.

5

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	4,110,403	4,110,403
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(13,890)	(13,890)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	105,283	—	(2,078)	103,205
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)
Interim dividends		—	—	—	—	—	(529,379)	(529,379)
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of September 30, 2021	~~W~~	482,403	1,339,289	199,384	(191,343)	(2,508,294)	48,997,387	48,318,826

Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(1,193,472)	(1,193,472)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,150)	(80,150)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(2,723)	—	(96,906)	(99,629)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)
Interim dividends		—	—	—	—	—	(606,794)	(606,794)
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004
Retirement of treasury shares		—	—	—	—	567,473	(567,473)	—
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)

Balance as of September 30, 2022	~~W~~	482,403	1,348,780	—	(214,572)	(1,892,308)	46,810,082	46,534,385

See accompanying notes to the condensed separate interim financial statements.

6

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		September 30, 2021
Cash flows from operating activities
Profit (loss)		~~W~~	(1,193,472)	4,110,403
Adjustments for :
Expenses related to post-employment benefit			20,530	91,145
Depreciation			390,406	1,712,811
Amortization			16,977	82,233
Impairment loss on trade and other receivables			128	752
Finance income			(359,096)	(516,234)
Dividend income			(419,121)	(617,729)
Finance costs			176,139	466,722
Loss on valuation of inventories			1,722	1,015
Gain on disposal of property, plant and equipment			(5,443)	(7,029)
Loss on disposal of property, plant and equipment			18,281	70,218
Impairment loss on property, plant and equipment			3	3,113
Impairment loss on intangible assets			—	7,180
Gain on disposal of investments in subsidiaries, associates and joint venture			(4,748)	—
Impairment loss on investments in subsidiaries, associates and joint venture			175,990	1,500
Gain on disposal of assets held for sale			(2,706)	(46,697)
Loss on disposal of emission rights			—	5,843
Increase to provisions			59,839	35,771
Income tax expense			2,312,282	1,500,574
Employee benefits			61,603	—
Others			(954)	5,255
Changes in operating assets and liabilities	34		(743,190)	(4,115,413)
Interest received			87,251	99,669
Interest paid			(50,424)	(151,398)
Dividends received			417,515	538,198
Income taxes paid			(2,045,228)	(201,099)

Net cash provided by (used in) operating activities		~~W~~	(1,085,716)	3,076,803

See accompanying notes to the condensed separate interim financial statements.

7

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	September 30, 2022		September 30, 2021
Cash flows from investing activities
Decrease in deposits		~~W~~	450,017	1,884,031
Proceeds from disposal of short-term financial instruments			23,789,014	23,877,869
Proceeds from disposal of long-term financial instruments			5	4
Collection of short-term loans			1,416	5,041
Proceeds from disposal of debt securities			50,000	150,070
Proceeds from disposal of long-term debt securities			—	1,742
Proceeds from disposal of equity securities			4,903	12,868
Proceeds from disposal of other securities			19,589	2,534
Proceeds from disposal of derivatives			—	1,482
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			10,787	1,020
Proceeds from disposal of intangible assets			—	727
Proceeds from disposal of assets held for sale			3,074	59,291
Proceeds from disposal of emission rights			—	5,503
Increase in deposits			(550,571)	(2,042,750)
Acquisition of short-term financial instruments			(20,510,014)	(23,538,704)
Acquisition of long-term financial instruments			—	(272,825)
Increase in long-term loans			(3,618)	(193,048)
Acquisition of debt securities			(50,000)	(50,033)
Acquisition of equity securities			—	(8,385)
Acquisition of other securities			(89,914)	(24,729)
Acquisition of investments in subsidiaries, associates and joint ventures			(661,172)	(1,107,671)
Acquisition of property, plant and equipment			(356,942)	(1,198,496)
Payment for disposal of property, plant and equipment			(14,485)	(45,612)
Acquisition of intangible asstes			(9,519)	(34,434)
Cash outflow for spin-off			(1,910,211)	—

Net cash provided by (used in) investing activities		~~W~~	172,359	(2,514,505)

Cash flows from financing activities
Proceeds from borrowings			537,165	5,096,059
Increase in long-term financial liabilities			15,515	1,362
Proceeds from disposal of derivatives			—	3,195
Receipt of government grants			—	398
Repayment of borrowings			(232,976)	(4,053,496)
Decrease in long-term financial liabilities			(279)	(1,297)
Repayment of lease liabilities			(7,493)	(34,466)
Payment for disposal of derivatives			(7,103)	—
Payment of cash dividends			(984,929)	(871,971)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			—	(6,906)

Net cash provided by (used in) financing activities		~~W~~	(680,100)	16,107

Effect of exchange rate fluctuation on cash held			3,918	22,170
Net increase (decrease) in cash and cash equivalents			(1,589,539)	600,575
Cash and cash equivalents at beginning of the period			2,042,274	1,822,660

Cash and cash equivalents at end of the period		~~W~~	452,735	2,423,235

See accompanying notes to the condensed separate interim financial statements.

8

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2022

(Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was incorporated on April 1, 1968 under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

The Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of September 30, 2022, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2021. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

10

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021.

Revenue from contracts with customers

As the Company vertically spun off its steel business at the spin-off date on March 1, 2022, the Company’s main business has changed from manufacturing and sales of steel, rolled products, and plates to investment business that controls and manages through ownership of shares of subsidiaries etc., and rental business for real estate, etc.

Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with K-IFRS No. 1115.

11

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(a)	Accounting policies applied from March 1, 2022

1)	Dividend income

Dividend income from subsidiaries and others is recognized as revenue when the Company’s right to receive the dividend is established.

2)	Rental income

Rental income from the Company’s real estate is recognized as revenue over the service offering period.

3)	Trademark usage income

Trademark usage income is recognized in accordance with the related arrangements over the term of use of trademark.

(b)	Accounting policies applied before March 1, 2022

1)	Steel products

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount. Only when the price discount period has passed, only the amount of the cumulative revenue that has already been recognized, income recognized including income.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” prescribed in the respective contracts, and the Company’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.

2)	Transportation services

For the performance obligation for transportation services included in the Company’s product sales contracts, revenue is recognized over the period when the services are provided and the revenue is measured by reference to the degree to which the service has been completed. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of steel products.

12

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The Company expects that an exchangeable bond (~~W~~1,373,234 million as of September 30, 2022) will be reclassified from non-current liabilities to current liabilities with the adoption of the amendments.

13

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Trade accounts and notes receivable	~~W~~	49,541	6,031,878
Less: Allowance for doubtful accounts		—	(14,370)

	~~W~~	49,541	6,017,508

Non-current
Trade accounts and notes receivable	~~W~~	—	7,901
Less: Present value discount		—	(1,555)
Less: Allowance for doubtful accounts		—	(671)

	~~W~~	—	5,675

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. The carrying amounts of such secured borrowings are none as of September 30, 2022 and ~~W~~214,465 million as of December 31, 2021, which are presented in the statements of financial position as short-term borrowings.

5. Other Receivables

Other receivables as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Other accounts receivable	~~W~~	27,436	506,040
Others		43,236	41,361
Less: Allowance for doubtful accounts		—	(2,060)

	~~W~~	70,672	545,341

Non-current
Loans	~~W~~	229,598	244,895
Long-term other accounts receivable		28,487	34,260
Others		14	4,185
Less: Allowance for doubtful accounts		—	(9,087)

	~~W~~	258,099	274,253

14

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Debt securities	~~W~~	101,100	154,750
Deposit instruments(*1)		—	1,436,915
Short-term financial instruments		2,732,536	8,013,857

	~~W~~	2,833,636	9,605,522

Non-current
Long-term derivative assets	~~W~~	—	170,471
Equity securities		932,624	1,084,574
Other securities		150,587	71,492
Deposit instruments(*2)		—	28

	~~W~~	1,083,211	1,326,565

(*1)	As of December 31, 2021, ~~W~~3,915 million are restricted in relation to government assigned project.
(*2)	As of December 31, 2021, the Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022							December 31, 2021
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	312,864	(161,098)	312,864	303,814
KB Financial group Inc.	3,863,520	0.93		178,839	168,836	(10,003)	168,836	212,493
Woori Financial Group Inc.	20,280,000	2.79		244,447	216,996	(27,451)	216,996	257,556
CSN Mineracao S.A.	102,186,675	1.83		206,265	89,907	(116,358)	89,907	146,550
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	13,623	4,693	13,623	18,041
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	12,459	548	12,459	9,260
Kyeong Nam Steel Co., LTD. (*1)	1,329,604	4.93		4,713	3,962	(751)	3,962	—
Others (8 companies)				62,752	43,004	(19,748)	43,004	51,717

				1,191,819	861,651	(330,168)	861,651	999,431

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Korea Nickel CO.LTD (*2)	75,600	14.00		—	—	—	—	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
Others (24 companies)				41,354	35,066	(6,288)	35,066	39,042

				77,261	70,973	(6,288)	70,973	85,143

			~~W~~	1,269,080	932,624	(336,456)	932,624	1,084,574

(*1)	During the nine-month period ended September 30, 2022, the Company acquired new shares by exercising the right to convert convertible bonds of Kyeong Nam Steel Co., LTD.
(*2)	During the nine-month period ended September 30, 2022, the Company decided to dispose of Korea Nickel CO.LTD, and classified as assets held for sale.

15

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

7. Inventories

Inventories as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Finished goods	~~W~~	—	1,164,685
Semi-finished goods		—	2,227,433
By-products		—	19,317
Raw materials		—	1,682,946
Fuel and materials		—	459,784
Materials-in-transit		—	2,073,218
Others		—	673

		—	7,628,056
Less: Allowance for inventories valuation		—	(4,854)

	~~W~~	—	7,623,202

The amount of loss on valuation of inventories recognized in cost of sales during the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were ~~W~~1,722 million and ~~W~~4,854 million, respectively. Meanwhile, inventories were transferred to the newly established company (POSCO) upon a vertical spin-off during the nine-month period ended September 30, 2022.

8. Assets Held for Sale

Assets held for sale as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Assets
Property, plant and equipment(*1)	~~W~~	—	29,236
Intangible Assets		—	553
Other Financial Assets		13,910	—

	~~W~~	13,910	29,789

Liabilities
Others	~~W~~	—	185

(*1)

During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale. Meanwhile, the facility was transferred to the newly established company (POSCO) through spin-off during the nine-month period ended September 30, 2022.

16

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)			September 30, 2022			December 31, 2021
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO(*1)	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,441,678	—
POSCO INTERNATIONAL Corporation	Korea	Trading and natural resources exploration	62.91		3,156,434	3,156,434
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation, fuel cell manufacturing and sales	89.02		658,176	658,176
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)(*2,5)	Korea	Coated steel manufacturing and sales	—		—	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD	Korea	Refractory and anode/ cathode material manufacturing and sales	59.72		895,707	895,707
POSCO O&M Co., Ltd(*3)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2)	Korea	Packing materials and manufacturing and sales	—		—	107,278
Busan E&E Co,. Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSCO-Pilbara LITHIUM SOLUTION (formerly, POSCO Lithium Solution Co., Ltd.)(*6)	Korea	Lithium manufacturing and sales	82.00		314,940	150,000
Others (13 companies)(*2, 7)					450,423	384,735

					36,209,964	6,753,357

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		633,421	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Cold rolled STS manufacturing and sales	74.56		178,785	178,785
POSCO-China Holding Corp.	China	Holding company	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Researching and consulting	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.(*4)	Argentina	Mineral exploration, manufacturing and sales	100.00		630,264	376,906
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Vietnam	Steel manufacturing and sales	51.00		130,526	130,526
Others (29 companies)					532,580	529,080

					6,600,544	6,343,686

				~~W~~	42,810,508	13,097,043

17

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(*1)

During the nine-month period ended September 30, 2022, the Company acquired the shares of the newly established company (POSCO) by a vertical spin-off of its steel business. The acquisition cost of the investments in subsidiary was calculated by deducting the book value of liabilities and hybrid bonds from the assets succeeded to the newly established company (POSCO) by a vertical spin-off.

(*2)

During the nine-month period ended September 30, 2022, the shares of POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.), POSCO M-TECH, POSCO Humans and POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd. were transferred to the newly established company(POSCO) by a vertical spin-off.

(*3)

The Company classified POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO O&M Co., Ltd.

(*4)

During the nine-month period ended September 30, 2022, the Company acquired ~~W~~253,358 million in additional subsidiary investment shares by participating in POSCO Argentina S.A.U‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*5)	During the nine-month period ended September 30, 2022, POSCO COATED & COLOR STEEL Co., Ltd. changed the name to POSCO STEELEON Co., Ltd..

(*6)

During the nine-month period ended September 30, 2022, POSCO Lithium Solution Co., Ltd. changed the name to POSCO-Pilbara LITHIUM SOLUTION. Meanwhile, the Company acquired ~~W~~164,732 million in additional subsidiary investment shares by participating in POSCO-Pilbara LITHIUM SOLUTION’s paid-in capital increase during the nine-month period ended September 30, 2022.

(*7)

During the nine-month period ended September 30, 2022, the Company acquired 100% shares of POSCO Silicon Solution Co., Ltd (formerly, TERA TECHNOS CO., Ltd.) for ~~W~~52,864 million and classified as investments in subsidiaries.

18

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)	Details of associates and carrying amounts as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)			September 30, 2022			December 31, 2021
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Foreign investments in mining	45.18	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business and facility management	50.00		85,550	85,550
Others (8 companies)					48,556	21,331

					404,077	376,852

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(*1)	Canada	Investment in venture companies	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd (*2)	China	Tinplate manufacturing and sales	—		—	11,003
FQM Australia Holdings Pty Ltd	Australia	Non ferrous metal mining	30.00		109,568	109,568
Others (8 companies)					51,742	48,071

					474,848	482,180

				~~W~~	878,925	859,032

(*1)

As of September 30, 2022, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(*2)

During the nine-month period ended September 30, 2022, the Company disposed of investments in associates of Zhongyue POSCO (Qinhuangdao)Tinplate Industrial Co., Ltd, and recognized ~~W~~510 million of gain on disposal.

(c)	Details of joint ventures and carrying amounts as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)						December 31, 2021
			September 30, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	20.00		—	175,990
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,251	109,057
Others (2 companies)					65,934	72,483

				~~W~~	1,990,220	2,046,565

(*1)

As of September 30, 2022 and December 31, 2021, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.

(*2)

During the nine-month period ended September 30, 2022, the Company decided to sell CSP - Compania Siderurgica do Pecem and recognized the full impairment loss on the difference between the recoverable amount and the remaining book value amounting to ~~W~~175,990 million. The Company transferred it to assets held for sale.

19

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	47,140	131,069
Buildings		48,989	(4,270)	(4,990)	47,447	87,176
Structures		7,583	(306)	(4,304)	3,516	6,489

	~~W~~	144,140	(4,576)	(12,933)	98,103	224,734

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	89,848	—	(2,280)	87,568
Buildings		51,417	(3,998)	1,570	48,989
Structures		8,352	(598)	(171)	7,583

	~~W~~	149,617	(4,596)	(881)	144,140

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

20

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(47,138)	51,310
Buildings		2,175,291	—	(1,045)	(35,617)	(2,079,343)	(25,366)	33,920
Structures		2,096,662	—	(117)	(31,585)	(2,075,346)	16,194	5,808
Machinery and equipment		12,299,612	2,178	(1,110)	(302,701)	(12,046,595)	59,191	10,575
Vehicles		18,357	622	—	(1,543)	(17,410)	6	32
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	9	—	(4,859)	(72,237)	899	12,336
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	265,930	—	—	(1,403,761)	(104,871)	28,666

	~~W~~	19,772,299	269,807	(2,272)	(385,830)	(19,409,737)	(101,620)	142,647

(*1)	Represents assets transferred from construction-in-progress to intangible assets, other property, plant and equipment, assets transferred from investment properties, and others.

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1,2)	Others(*3)	Ending
Land	~~W~~	1,401,605	—	(49,131)	—	—	(3,208)	1,349,266
Buildings		2,080,843	5,870	(514)	(206,062)	(17,406)	312,560	2,175,291
Structures		2,073,097	1,287	(14,384)	(182,926)	(3,733)	223,321	2,096,662
Machinery and equipment		12,651,431	52,534	(27,432)	(1,812,571)	(42,126)	1,477,776	12,299,612
Vehicles		14,486	3,290	(5)	(7,670)	—	8,256	18,357
Tools		24,333	4,652	(14)	(11,283)	—	7,203	24,891
Furniture and fixtures		44,426	8,126	(159)	(17,745)	—	53,876	88,524
Lease assets		331,588	130,610	—	(46,654)	—	32,784	448,328
Construction-in-progress		1,595,123	1,987,316	(6,027)	—	(164,906)	(2,140,138)	1,271,368

	~~W~~	20,216,932	2,193,685	(97,666)	(2,284,911)	(228,171)	(27,570)	19,772,299

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value, and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

The Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized ~~W~~223,273 million of impairment loss in 2021. The remaining balances were classified as assets held for sale as of December 31, 2021.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

21

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the nine-month period ended September 30, 2022 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2021 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	8,703	—	(301)	—	8,402
Buildings		71,431	3,471	(7,244)	—	67,658
Structures		59,221	—	(5,212)	—	54,009
Machinery and equipment		54,698	—	(8,532)	37,124	83,290
Vehicles		6,255	—	(500)	—	5,755
Ships		106,555	120,217	(16,714)	—	210,058
Furniture and fixtures		24,725	6,922	(8,151)	(4,340)	19,156

	~~W~~	331,588	130,610	(46,654)	32,784	448,328

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
	2022		2021	2022	2021
Interest on lease liabilities	~~W~~	—	3,011	1,969	9,221
Expenses related to short-term leases		44	916	724	2,548
Expenses related to leases of low-value assets		513	1,373	2,017	4,587

	~~W~~	557	5,300	4,710	16,356

22

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,227)	—	(24,180)	3,456	370
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,743)	—	(164,135)	617	551
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	9,123	—	—	—	(33,497)	(6,156)	1,862
Other intangible assets		21,794	726	—	(531)	—	(21,288)	(701)	—

	~~W~~	551,410	9,849	(525)	(16,977)	828	(527,400)	(2,784)	14,401

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b) For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Others(*3)	Ending
Intellectual property rights	~~W~~	22,758	—	(573)	(6,145)	—	6,806	22,846
Membership(*1)		81,795	3,690	(727)	—	—	—	84,758
Development expense		224,854	2,000	—	(76,588)	—	26,546	176,812
Port facilities usage rights		233,447	—	—	(20,639)	—	—	212,808
Construction-in-progress		34,924	28,590	(4,770)	—	—	(26,352)	32,392
Other intangible assets		24,148	15,775	(10,030)	(4,093)	(7,180)	3,174	21,794

	~~W~~	621,926	50,055	(16,100)	(107,465)	(7,180)	10,174	551,410

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2021, the Company decided to sell a portion of purchased emission rights and recognized impairment loss which is the difference between carrying amount and net fair value.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

23

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

13. Other Assets

Other assets as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Advance payments	~~W~~	7,423	17,398
Prepaid expenses		191	25,406
Emission rights purchased from the market		—	12,440

	~~W~~	7,614	55,244

Non-current
Long-term prepaid expenses	~~W~~	—	3,659
Others		9	30,707

	~~W~~	9	34,366

14. Borrowings

(a)	Borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Short-term borrowings
Short-term borrowings	~~W~~	—	672,303
Current portion of debentures		—	1,402,750
Less: Current portion of discount on debentures issued		—	(2,699)
Current portion of long-term borrowings		1,464	—

	~~W~~	1,464	2,072,354

Long-term borrowings
Long-term borrowings	~~W~~	—	1,210
Debentures		1,373,234	6,146,233
Less: Discount on debentures issued		—	(17,665)

	~~W~~	1,373,234	6,129,778

(b)	Short-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2022		December 31, 2021
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	—	214,465
Borrowings in foreign trade	—	—	—	—		—	457,838

					~~W~~	—	672,303

24

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(c)	Current portion of debentures and long-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2022		December 31, 2021

Debentures	—	—	—	—	~~W~~	—	809,447
Foreign debentures	—	—	—	—		—	590,604
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27.~ 2008.12.29.	2022.12.29	3 year Government bond		1,464	—

					~~W~~	1,464	1,400,051

(d) Long-term borrowings and others excluding current portion, as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2022		December 31, 2021

Foreign borrowings	—	—	—	—	~~W~~	—	1,210
Debentures	—	—	—	—		—	1,736,868
Foreign debentures	—	—	—	—		—	2,956,507
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—		1,373,234	1,435,193

					~~W~~	1,373,234	6,129,778

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price	463,438
(Won/share)

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

25

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

15. Other Payables

Other payables as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Accounts payable	~~W~~	14,697	727,844
Accrued expenses		14,325	475,056
Dividend payable		2,750	3,237
Lease liabilities		—	48,062
Withholdings		25,335	13,260

	~~W~~	57,107	1,267,459

Non-current
Long-term accrued expenses	~~W~~	—	27
Lease liabilities		—	398,513
Long-term withholdings		846	604

	~~W~~	846	399,144

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Derivative liabilities	~~W~~	—	3,429
Financial guarantee liabilities		11,288	10,326

	~~W~~	11,288	13,755

Non-current
Financial guarantee liabilities	~~W~~	19,175	21,991

17. Provisions

(a)	Provisions as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	6,390	151	21,365	25,155
Provision for restoration(*3)		4,681	11,893	5,902	6,601
Emission liabilities(*4)		—	—	34,059	—
Provision for product warranties(*5)		—	—	23,083	4,999
Others		39,600	—	—	—

	~~W~~	50,671	12,044	84,409	36,755

26

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.

(*2)	The Company estimated the present value of estimated future cash payments about the long-term service award, based on actuarial measurement.

(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 5.19% to assess present value of these costs.

(*4)

The Company has recognized emission liabilities for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of December 31, 2021. During the nine-month period ended September 30, 2022, it was transferred to a newly established company(POSCO) upon a vertical spin-off.

(*5)	As of December 31, 2021, the Company recognized the expected claim cost to be charged as a provision.

(*6)

During the nine-month period ended September 30, 2022, the Company decided to dispose of CSP-Compania Siderurgica do Pecem, an investment in joint venture. Meanwhile, upon sale, shareholders, including the Company, have an obligation to repay part of the borrowings held by the investee company in proportion to their respective ownership. The Company recognized the expected repayment of borrowings to be borne by disposal as a provision.

(b)	Changes in provisions for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-Off	Ending
Provision for bonus payments	~~W~~	46,520	25,390	(325)	(33,431)	(31,613)	6,541
Provision for restoration		12,503	15,821	(489)	(2,417)	(8,844)	16,574
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liabilities		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—
Others		—	39,600	—	—	—	39,600

	~~W~~	121,164	85,718	(814)	(35,848)	(107,505)	62,715

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	48,979	74,240	—	(76,699)	46,520
Provision for restoration		17,561	291	(186)	(5,163)	12,503
Provision for legal contingencies and claims		6,989	2,500	(2,052)	(7,437)	—
Emission liabilities		20,224	34,059	(19,391)	(833)	34,059
Provision for product warranties		22,453	27,434	—	(21,805)	28,082

	~~W~~	116,206	138,524	(21,629)	(111,937)	121,164

27

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
	2022		2021	2022	2021
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	14	10,127	6,158	27,756

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities(assets) in the statements of financial position as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Present value of funded obligations	~~W~~	28,085	1,330,938
Fair value of plan assets		(18,121)	(1,543,469)

Net defined benefit liabilities (assets)	~~W~~	9,964	(212,531)

2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Defined benefit obligation at the beginning of period	~~W~~	1,330,938	1,378,597
Current service costs		21,798	123,312
Interest costs		5,744	28,892
Remeasurement		106,795	(49,259)
Reclassification to liabilities directly related to assets held for sale		—	(5,675)
Benefits paid		(58,548)	(144,929)
Spin-off		(1,378,642)	—

Defined benefit obligation at the end of period	~~W~~	28,085	1,330,938

28

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Fair value of plan assets at the beginning of period	~~W~~	1,543,469	1,455,098
Interest on plan assets		7,012	31,145
Remeasurement of plan assets		(3,757)	(4,534)
Contributions to plan assets		—	200,000
Reclassification to liabilities directly related to assets held for sale		—	(5,490)
Benefits paid		(51,641)	(132,750)
Spin-off		(1,476,962)	—

Fair value of plan assets at the end of period	~~W~~	18,121	1,543,469

4)	The amounts recognized in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
	2022		2021	2022	2021
Current service costs	~~W~~	1,642	31,554	21,798	92,835
Net interest costs		(16)	(563)	(1,268)	(1,690)

	~~W~~	1,626	30,991	20,530	91,145

19. Other Liabilities

Other liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Current
Advances received	~~W~~	243	24,807
Withholdings		1,810	60,535
Unearned revenue		2,495	59,619

	~~W~~	4,548	144,961

Non-current
Unearned revenue	~~W~~	—	3,744

29

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2022 and December 31, 2021 are as follows:

①	September 30, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,732,536	—	2,732,536	—	2,732,536
Debt securities		1,100	—	—	1,100	1,100
Other securities		150,587	—	—	150,587	150,587
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		932,624	861,651	—	70,973	932,624
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		452,735	—	—	—	—
Trade accounts and notes receivable		37,590	—	—	—	—
Debt securities		100,000	—	—	—	—
Other receivables		323,956	—	—	—	—

	~~W~~	4,733,128	861,651	2,732,536	224,660	3,818,847

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,373,234	1,373,234	—	—	1,373,234
Financial liabilities measured at amortized cost(*1)
Borrowings		1,464	—	1,464	—	1,464
Financial guarantee liabilities		30,463	—	—	—	—
Others		50,767	—	—	—	—

	~~W~~	1,455,928	1,373,234	1,464	—	1,374,698

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

②	December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	170,471	—	170,471	—	170,471
Short-term financial instruments		8,013,857	—	8,013,857	—	8,013,857
Debt securities		4,750	—	—	4,750	4,750
Other securities		71,492	—	—	71,492	71,492
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,084,574	999,431	—	85,143	1,084,574
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,042,274	—	—	—	—
Trade accounts and notes receivable		6,005,022	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		495,306	—	—	—	—
Deposit instruments		1,436,943	—	—	—	—

	~~W~~	19,476,689	999,431	8,184,328	163,385	9,347,144

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	3,429	—	3,429	—	3,429
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		2,453,068	—	—	—	—
Borrowings		6,766,939	—	6,875,206	—	6,875,206
Financial guarantee liabilities		32,317	—	—	—	—
Others		1,546,986	—	—	—	—

	~~W~~	12,237,932	1,435,193	6,878,635	—	8,313,828

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

30

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2022. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	DBS	USD	35,000,000	50,218	29,992,274	43,033
Steel Private Limited	SMBC	USD	35,000,000	50,218	29,992,274	43,033
	BNP	USD	30,000,000	43,044	25,707,663	36,885
	CITI	USD	20,000,000	28,696	17,138,442	24,590
	SC	USD	19,784,000	28,386	16,953,347	24,325
POSCO ASSAN TST	SOCIETE GENERALE	USD	37,800,000	54,235	37,800,000	54,235
STEEL INDUSTRY	CITI	USD	36,000,000	51,653	36,000,000	51,653
	ING	USD	36,000,000	51,653	36,000,000	51,653
	BNP	USD	22,074,750	31,673	22,074,750	31,673
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	71,740	—	—
	ING	USD	50,000,000	71,740	—	—
	MIZUHO	USD	50,000,000	71,740	—	—
	Shinhan	USD	50,000,000	71,740	—	—
POSCO-VIETNAM Co., Ltd.	Credit Agricole	USD	40,000,000	57,392	35,897,436	51,506
	SMBC	USD	50,000,000	71,740	35,897,436	51,506
	MUFG	USD	26,000,000	37,305	32,307,692	46,355
	CITI	USD	20,000,000	28,696	17,948,718	25,753
	MIZUHO	USD	20,000,000	28,696	17,948,718	25,753
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	757,000,000	1,086,144	421,168,507	604,293
	SMBC	USD	290,000,000	416,092	207,165,956	297,242
	HSBC	USD	221,000,000	317,091	166,558,261	238,978
	SC	USD	110,000,000	157,828	110,000,000	157,828
	SCB	USD	107,800,000	154,671	44,229,956	63,461
	MUFG	USD	60,000,000	86,088	60,000,000	86,088
	BTMU	USD	119,000,000	170,741	47,806,956	68,593
	MIZUHO	USD	165,000,000	236,742	102,182,609	146,612
	ANZ	USD	103,500,000	148,502	60,450,305	86,734
	Credit Suisse	USD	91,000,000	130,567	36,558,261	52,454
	BOA	USD	105,000,000	150,654	84,060,870	120,611
	The Tokyo Star Bank	USD	21,000,000	30,131	8,436,522	12,105
POSCO COATED STEEL	ANZ	THB	1,175,000,000	44,450	1,072,473,187	40,572
(THAILAND) CO., LTD.	MUFG	THB	1,175,000,000	44,450	1,072,473,187	40,572
	SC	THB	1,175,000,000	44,450	1,072,473,187	40,572
	SMBC	THB	1,175,000,000	44,450	1,072,473,187	40,572
	CITI	THB	801,000,000	30,303	731,107,253	27,656
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	19,370	13,250,000	19,011
Nickel Mining Company SAS	SMBC	EUR	46,000,000	64,806	46,000,000	64,806
Joint ventures
CSP - Compania	BNDES	BRL	464,060,000	123,352	464,060,000	123,352
Siderurgica do Pecem	Export-Import Bank of Korea	USD	182,000,000	261,135	156,704,224	224,837
	BNP	USD	47,600,000	68,296	40,312,358	57,840
	MIZUHO	USD	47,600,000	68,296	40,312,358	57,840
	Santander	USD	47,600,000	68,296	40,312,358	57,840
	Credit Agricole	USD	20,000,000	28,696	16,937,972	24,303
	KfW	USD	20,000,000	28,696	16,937,972	24,303
	SOCIETE GENERALE	USD	20,000,000	28,696	16,937,972	24,303
	BBVA Seoul	USD	17,600,000	25,252	14,905,400	21,386
	ING	USD	17,600,000	25,252	14,905,400	21,386

		USD	3,211,458,750	4,607,801	2,111,792,967	3,030,001
		THB	5,501,000,000	208,103	5,021,000,001	189,944
		BRL	464,060,000	123,352	464,060,000	123,352
		EUR	46,000,000	64,806	46,000,000	64,806

31

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2022 and 2021 were as follows:

①	For the nine-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	89,691	—	3,922	19,774	—	113,387	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(103,345)
Financial assets measured at amortized cost		17,075	112,638	—	—	—	129,713	—
Financial liabilities at fair value through profit or loss		—	(64,787)	(4,188)	123,726	—	54,751	—
Financial liabilities measured at amortized cost		(24,469)	(84,802)	—	—	7,313	(101,958)	—

	~~W~~	82,297	(36,951)	(266)	143,500	7,313	195,893	(103,345)

②	For the nine-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	89,939	—	—	523	73,660	—	164,122	—
Financial assets at fair value through other comprehensive income		—	43,973	—	91	—	—	44,064	103,205
Financial assets measured at amortized cost		11,348	—	244,812	—	—	—	256,160	—
Financial liabilities at fair value through profit or loss		—	—	(1,141)	9,093	214,206	(15,876)	206,282	—
Financial liabilities measured at amortized cost		(117,818)	—	(481,455)	—	—	4,408	(594,865)	—

	~~W~~	(16,531)	43,973	(237,784)	9,707	287,866	(11,468)	75,763	103,205

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~573,756 million for the nine-month period ended September 30, 2021.

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2022 and 2021 were as follows:

①	For the three-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	22,785	—	3,718	—	—	26,503	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(17,025)
Financial assets measured at amortized cost		5,128	38,199	—	—	—	43,327	—
Financial liabilities at fair value through profit or loss		—	(57,138)	—	26,350	—	(30,788)	—
Financial liabilities measured at amortized cost		—	853	—	—	2,367	3,220	—

	~~W~~	27,913	(18,086)	3,718	26,350	2,367	42,262	(17,025)

32

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

②	For the three-month period ended September 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	31,515	—	—	(645)	45,179	—	76,049	—
Financial assets at fair value through other comprehensive income		—	14,637	—	(1)	—	—	14,636	(16,755)
Financial assets measured at amortized cost		4,121	—	161,209	—	—	—	165,330	—
Financial liabilities at fair value through profit or loss		—	—	(1,141)	(9,084)	122,119	(15,876)	96,018	—
Financial liabilities measured at amortized cost		(31,910)	—	(281,895)	—	—	1,378	(312,427)	—

	~~W~~	3,726	14,637	(121,827)	(9,730)	167,298	(14,498)	39,606	(16,755)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~171,450 million for the three-month period ended September 30, 2021.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2021.

21. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2022 and December 31, 2021 are as follows:

(in Won, except share information)	September 30, 2022		December 31, 2021
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2022, total shares of ADRs of 25,575,932 are equivalent to 6,393,983 shares of common stock.
(*2)	As of September 30, 2022, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

(b)	Capital surplus as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		806,114	796,623
Gain from merger		80,628	80,628
Loss on disposal of hybrid bonds		(1,787)	(1,787)

	~~W~~	1,348,780	1,339,289

33

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2022		December 31, 2021
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60	~~W~~	—	200,000
Issuance cost					—	(616)

				~~W~~	—	199,384

(*1)	During the nine-month period ended September 30, 2022, it was transferred to a newly established company (POSCO) upon a vertical spin-off.

23. Reserves

Reserves as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(214,572)	(211,849)

24. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for nine-month period ended September 30, 2022 and the year ended December 31, 2021 were as follows:

(shares, in millions of Won)	September 30, 2022			December 31, 2021
	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523
Acqusition of treasury shares	—		—	389,900		116,771
Disposal of treasury shares	(223,605)		(48,513)	—		—
Retirement of treasury shares	(2,615,605)		(567,473)	—		—

Ending	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294

34

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2022		2021	2022	2021
Types of revenue
Sales of steel product	~~W~~	—	10,848,586	7,262,347	27,293,282
Transportation services		—	359,207	241,733	901,782
Dividend income		62,365	—	419,121	—
Others		12,150	106,931	72,977	197,459

	~~W~~	74,515	11,314,724	7,996,178	28,392,523

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	60,372	10,934,359	7,698,278	27,436,280
Revenue recognized over time		14,143	380,365	297,900	956,243

	~~W~~	74,515	11,314,724	7,996,178	28,392,523

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	September 30, 2022		December 31, 2021
Receivables
Account receivables	~~W~~	37,590	6,005,022
Contract assets
Account receivables		11,951	18,161
Contract liabilities
Advance received		243	24,807
Unearned income		2,495	63,363

35

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2022		2021	2022	2021
Wages and salaries	~~W~~	13,952	83,423	94,279	205,423
Expenses related to post-employment benefits		1,894	10,511	10,172	28,580
Other employee benefits		2,196	15,493	21,502	41,972
Travel		1,101	1,583	3,670	5,674
Depreciation		2,569	7,161	12,514	20,837
Amortization		162	3,476	5,485	29,059
Rental		557	11,719	13,445	37,498
Repairs		158	1,696	1,267	5,116
Advertising		6,208	13,766	26,714	42,595
Research & development		20,477	20,671	58,000	56,339
Service fees		11,259	51,977	53,778	126,912
Supplies		31	122	193	845
Vehicles maintenance		397	1,237	1,586	3,677
Industry association fee		18	1,024	1,893	4,150
Training		518	5,691	1,487	15,973
Conference		468	1,128	2,005	3,263
Others		1,641	7,135	28,656	27,211

	~~W~~	63,606	237,813	336,646	655,124

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2022		2021	2022	2021
Freight and custody	~~W~~	—	29,301	20,724	88,481
Operating expenses for distribution center		—	1,529	935	4,615
Sales commissions		—	34,096	14,486	68,109
Sales advertising		—	1,569	29	1,827
Sales promotion		—	330	201	976
Sample		—	235	133	706
Sales insurance premium		—	1,572	1,086	4,506

	~~W~~	—	68,632	37,594	169,220

36

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Finance income
Interest income(*1)	~~W~~	27,913	35,636	106,766	101,287
Dividend income		—	186,087	—	617,729
Gain on foreign currency transactions		9,491	133,373	57,727	290,297
Gain on foreign currency translations		40,034	53,720	91,846	94,744
Gain on valuation of derivatives		—	158,979	21,631	279,548
Gain on transactions of derivatives		—	1,801	194	20,152
Others		32,666	17,264	138,853	22,843

	~~W~~	110,104	586,860	417,017	1,426,600

Finance costs
Interest expenses	~~W~~	—	31,910	24,469	117,818
Loss on foreign currency transactions		2,341	123,843	43,918	292,447
Loss on foreign currency translations		65,271	185,077	142,606	330,379
Others		230	34,974	10,131	36,437

	~~W~~	67,842	375,804	221,124	777,081

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2022 and 2021 were ~~W~~17,075 million and ~~W~~11,348 million, respectively.

28. Other Non-Operating income and expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	—	1,343	5,443	7,029
Gain on disposals of subsidiaries, associates and joint ventures		1,390	—	4,748	—
Gain on disposals of assets held for sale		—	960	2,706	46,697
Premium income		—	1,504	8	3,808
Reversal of other provisions		—	—	489	2,052
Others(*1)		630	13,056	9,977	69,168

	~~W~~	2,020	16,863	23,371	128,754

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	—	23,948	18,281	70,218
Impairment loss on property, plant and equipment		—	—	3	3,113
Impairment loss on investment in subsidiaries, associates and joint ventures		175,990	—	175,990	1,500
Donations		—	15,224	19	17,350
Impairment loss on intangible assets		—	—	—	7,180
Transfer of provisions		54,277	14	54,760	47
Others		671	9,586	9,092	43,799

	~~W~~	230,938	48,772	258,145	143,207

(*1)

During the nine-month period ended September 30, 2021, the Company recognized ~~W~~48,771 million of non-operating income for refund of other than corporate tax as a result of administrative litigation for tax audits.

37

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Changes in inventories(*1)	~~W~~	—	(592,055)	(3,222)	(977,900)
Raw materials and consumables used		—	6,743,186	4,881,888	16,858,719
Employee benefits expenses		17,377	588,044	382,983	1,492,677
Outsourced processing cost		—	689,078	429,841	1,898,583
Depreciation(*2)		2,760	566,219	390,406	1,712,811
Amortization		162	27,365	16,977	82,233
Electricity and water expenses		2	81,495	80,911	240,962
Service fees		11,327	76,191	62,728	189,710
Rental		578	24,686	20,262	68,856
Advertising		6,208	13,766	26,714	42,595
Freight and custody expenses		—	280,680	207,320	720,355
Sales commissions		—	34,096	14,486	68,109
Loss on disposals of property, plant and equipment		—	23,948	18,281	70,218
Impairment loss on investment in subsidiaries, associates and joint ventures		175,990	—	175,990	1,500
Other expenses		79,189	511,521	391,067	1,090,392

	~~W~~	293,593	9,068,220	7,096,632	23,559,820

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2022 and 2021 were 206.67% and 26.74%, respectively.

The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,292,895 million under the Corporate Tax Act were incurred for the asset and liabilities transferred to the newly established company (POSCO), and the Company simultaneously set a provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,240,232 million.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax costs for the nine-month period ended September 30, 2022 is ~~W~~2,240,232 million.

38

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

31. Earnings per Share

(a) Basic earnings(loss) per share for the three-month and nine-month periods ended September 30, 2022 and 2021 were as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Profit(loss) for the period	~~W~~	31,677,793,765	1,840,068,246,557	(1,193,471,611,342)	4,110,403,352,867
Interests of hybrid bonds, net of tax		—	(1,681,205,479)	(1,078,164,383)	(4,988,794,519)
Weighted-average number of common shares outstanding(*1)		75,849,177	75,625,572	75,803,309	75,719,934
Basic earnings(loss) per share	~~W~~	418	24,309	(15,759)	54,218

(*1)	The weighted-average number of common shares used to calculate basic earnings(loss) per share are as follows:

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2022	2021	2022	2021
Total number of common shares issued	84,571,230	87,186,835	84,571,230	87,186,835
Weighted-average number of treasury shares	(8,722,053)	(11,561,263)	(8,767,921)	(11,466,901)

Weighted-average number of common shares outstanding	75,849,177	75,625,572	75,803,309	75,719,934

(b) The Company holds exchangeable bonds as potential common stocks with a diluting effect as of September 30, 2022 and 2021. Diluted earnings(loss) per share is equal to basic earnings per share for the three-month and nine-month periods ended September 30, 2022 due to anti-dilutive effect. Meanwhile, diluted earnings(loss) per share for the three-month and nine-month periods ended September 30, 2021 were as follows:

(in Won, except share information)	For the three-month period ended September 30, 2021		For the nine-month period ended September 30, 2021
Profit(loss) for the period	~~W~~	1,840,068,246,557	4,110,403,352,867
Interests of hybrid bonds, net of tax		(1,681,205,479)	(4,988,794,519)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(10,273,058,805)	(10,273,058,805)
Adjusted weighted-average number of common shares(*1)		76,581,815	76,042,185
Diluted earnings(loss) per share	~~W~~	23,871	53,854

(*1) The weighted-average number of common shares used to calculate diluted earnings(loss) per share are as follows:

(shares)	For the three-month period ended September 30, 2021	For the nine-month period ended September 30, 2021
Weighted-average number of common shares outstanding	75,625,572	75,719,934
Weighted-average number of potential common shares	956,243	322,251

Adjusted weighted-average number of common shares	76,581,815	76,042,185

39

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2022 and 2021 were as follows:

1)	For the nine-month period ended September 30, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	~~W~~	14,126	—	—	—	—	—	1,742
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		3,694	16,555	7	—	85,302	—	11,517
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		132,326	—	215	—	—	7,656	18
POSCO ICT(*4)		798	4,970	18	—	39,908	10,190	33,444
eNtoB Corporation		3	24	—	60,649	9,698	32	3,209
POSCO CHEMICAL CO., LTD		81,960	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		176,045	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,100,190	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,152	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,583	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,827	—	427	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,670	—	255	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,579	—	427	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,287	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,223	—	403	—	—	—	8
Others		196,968	2,452	5,065	61,488	14,021	53,139	214,083

		3,254,303	122,344	7,417	915,949	153,686	136,912	270,083

Associates and joint ventures(*3)
SNNC		3,148	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	163,413	—	210,455	—	—	—
Others		77,910	48,602	12,236	16,485	—	—	301

		106,672	217,363	12,244	375,179	—	—	301

	~~W~~	3,360,975	339,707	19,661	1,291,128	153,686	136,912	270,384

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2022, the Company provided guarantees to related parties (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

40

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2) For the nine-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,315	11,094	—	286,992	109	26,431
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		500,645	2,085	—	—	28,782	506
POSCO ICT		1,266	4,992	—	159,334	32,213	134,074
eNtoB Corporation		11	—	236,803	37,730	69	15,298
POSCO CHEMICAL CO., LTD		216,689	26,579	341,790	7,836	223,159	2,799
POSCO ENERGY CO., LTD.		4,184	1,426	6,992	—	—	20,512
POSCO MOBILITY SOLUTION		570,632	—	—	—	32,355	635
POSCO INTERNATIONAL Corporation		6,962,982	54,331	867,793	—	541	5,241
POSCO Thainox Public Company Limited		228,192	—	—	—	—	20
POSCO Canada Ltd.		—	796	148,558	—	—	—
POSCO Asia Co., Ltd.		19,142	50	417	—	—	1,539
Qingdao Pohang Stainless Steel Co., Ltd.		131,173	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,130,531	1	20,315	287	—	2,959
POSCO-VIETNAM Co., Ltd.		307,224	339	—	—	—	27
POSCO MEXICO S.A. DE C.V.		320,811	111	—	—	—	506
POSCO Maharashtra Steel Private Limited		646,802	259	—	—	—	132
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		118,655	—	—	—	—	—
POSCO VST CO., LTD.		152,119	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	853	1,212,212	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		194,535	183	8	—	—	10
Others		1,017,908	53,865	157,818	42,778	193,551	95,205

		12,527,816	156,964	2,992,706	534,957	510,779	305,914

Associates and joint ventures
SNNC		50,311	2,342	519,658	—	—	107
POSCO-SAMSUNG-Slovakia Processing Center		54,594	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	383,689	1,630,448	—	—	—
Others		32,442	25,239	76,194	—	—	33,194

		137,347	411,270	2,226,300	—	—	33,301

	~~W~~	12,665,163	568,234	5,219,006	534,957	510,779	339,215

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2022 and 2021 were as follows:

1)	For the three-month period ended September 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	5,959	—	—	—	—	—	1,175
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		1,329	—	—	—	—	—	1,235
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		335	—	—	—	—	—	12
POSCO ICT		302	—	—	—	1,817	—	1,041
eNtoB Corporation		1	—	—	—	—	—	2
POSCO CHEMICAL CO., LTD		456	—	—	—	—	—	—
POSCO ENERGY CO., LTD.		—	—	—	—	—	—	—
POSCO MOBILITY SOLUTION		90	—	—	—	—	—	—
POSCO INTERNATIONAL Corporation		300	—	—	—	—	—	—
POSCO Thainox Public Company Limited		67	—	—	—	—	—	—
POSCO Canada Ltd.		—	—	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		49	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		—	—	—	—	—	—	—
POSCO-VIETNAM Co., Ltd.		210	—	144	—	—	—	—
POSCO MEXICO S.A. DE C.V.		35	—	52	—	—	—	—
POSCO Maharashtra Steel Private Limited		292	—	143	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		—	—	—	—	—	—	—
POSCO VST CO., LTD.		75	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	—	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		43	—	135	—	—	—	—
Others		2,641	736	1,538	17	979	—	8,555

		12,184	736	2,012	17	2,796	—	12,020

Associates and joint ventures
SNNC		19	—	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		—	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	37,429	—	—	—	—	—
Others		666	16,162	4,195	—	—	—	—

		685	53,591	4,195	—	—	—	—

	~~W~~	12,869	54,327	6,207	17	2,796	—	12,020

41

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	For the three-month period ended September 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,519	12	—	84,257	40	12,950
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		209,472	—	—	—	11,436	75
POSCO ICT		429	—	—	65,204	11,385	43,657
eNtoB Corporation		4	—	100,009	16,123	48	5,695
POSCO CHEMICAL CO., LTD		87,944	5,133	115,469	2,281	75,739	503
POSCO ENERGY CO., LTD.		970	460	3,454	—	—	9,313
POSCO MOBILITY SOLUTION		232,942	—	—	—	10,950	196
POSCO INTERNATIONAL Corporation		2,740,847	—	443,365	—	—	2,402
POSCO Thainox Public Company Limited		78,008	—	—	—	—	—
POSCO Canada Ltd.		—	115	66,813	—	—	—
POSCO Asia Co., Ltd.		5	18	—	—	—	834
Qingdao Pohang Stainless Steel Co., Ltd.		49,771	—	—	—	—	—
POSCO JAPAN Co., Ltd.		408,035	—	5,993	—	—	1,915
POSCO-VIETNAM Co., Ltd.		119,680	—	—	—	—	27
POSCO MEXICO S.A. DE C.V.		123,634	40	—	—	—	420
POSCO Maharashtra Steel Private Limited		268,945	79	—	—	—	31
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		52,008	—	—	—	—	—
POSCO VST CO., LTD.		55,872	—	—	—	—	12
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	465,531	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		73,591	73	—	—	—	—
Others		359,051	1,275	97,692	17,567	71,322	41,583

		4,862,727	7,205	1,298,326	185,432	180,920	119,613

Associates and joint ventures
SNNC		30,259	—	224,001	—	—	54
POSCO-SAMSUNG-Slovakia Processing Center		23,401	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	127,551	589,980	—	—	—
Others		10,102	1,664	29,022	—	—	13,361

		63,762	129,215	843,003	—	—	13,415

	~~W~~	4,926,489	136,420	2,141,329	185,432	180,920	133,028

(c)	The related account balances of significant transactions with related companies as of September 30, 2022 and December 31, 2021 are as follows:

1)	September 30, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	—	219	219	38	14,663	14,701
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		3,987	—	3,987	—	—	—
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		382	—	382	—	—	—
POSCO ICT		81	—	81	332	917	1,249
eNtoB Corporation		—	—	—	—	—	—
POSCO CHEMICAL CO., LTD		797	—	797	—	5,086	5,086
POSCO ENERGY CO., LTD.		200	—	200	—	1,593	1,593
POSCO MOBILITY SOLUTION		270	—	270	—	—	—
POSCO INTERNATIONAL Corporation		448	—	448	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		146	—	146	—	—	—
POSCO Maharashtra Steel Private Limited		627	1,252	1,879	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		127	1,243	1,370	—	—	—
PT. KRAKATAU POSCO		640	18,284	18,924	—	—	—
Others		4,301	3,176	7,477	1,012	3,335	4,347

		12,006	24,174	36,180	1,382	26,096	27,478

Associates and joint ventures
SNNC		57	—	57	—	—	—
Roy Hill Holdings Pty Ltd		37,430	—	37,430	—	—	—
FQM Australia Holdings Pty Ltd		—	229,334	229,334	—	—	—
Others		85	25,279	25,364	—	—	—

		37,572	254,613	292,185	—	—	—

	~~W~~	49,578	278,787	328,365	1,382	26,096	27,478

42

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT.KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and joint ventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	~~W~~	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

(d)	For the nine-month periods ended September 30, 2022 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2022		September 30, 2021
Short-term benefits	~~W~~	39,437	33,115
Long-term benefits		—	4,530
Retirement benefits		5,280	11,320

	~~W~~	44,717	48,965

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33.	Commitments and Contingencies

(a)	Commitments

1)

As of September 30, 2022, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

2)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

43

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

3)	The Company has deposited 3,128,714 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2022.

(b)	As of September 30, 2022, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 2 lawsuits for compensatory damage amounted to ~~W~~9.4 billion as defendant as of September 30, 2022. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of September 30, 2022.

(d)	The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin-off date of POSCO.

44

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

34.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2022 and 2021 were as follows:

(in millions of Won)	September 30, 2022		September 30, 2021
Trade accounts and notes receivable, net	~~W~~	(442,912)	(2,363,173)
Other accounts receivable		(4,531)	(64,636)
Accrued revenues		(8,107)	17,797
Inventories		354,262	(2,428,017)
Prepaid expenses		(41,038)	(18,407)
Other current assets		(7,056)	(117)
Long-term guarantee deposits		17	309
Derivative assets		5,781	632
Other non-current assets		129	(18,154)
Trade accounts and notes payable		(417,714)	816,686
Other accounts payable		(92,574)	(159,873)
Accrued expenses		(61,613)	68,239
Advances received		(3,363)	(1,625)
Withholdings		(5,064)	19,792
Unearned revenue		(235)	38,104
Other current liabilities		(11,981)	(29,477)
Derivative liabliities		—	15,090
Payments of severance benefits		(58,542)	(106,174)
Plan assets		51,641	94,932
Other non-current liabilities		(290)	2,659

	~~W~~	(743,190)	(4,115,413)

35.	Spin-off

(a)	On March 1, 2022, the Company executed the spin-off for the purpose of production and sales of steel rolled products and plates, and established a new wholly owned subsidiary with the name of POSCO.

Details
Method	Vertical Spin-off

Related Entities	POSCO HOLDINGS INC. (surviving company after the spin-off) POSCO (newly established entity for the spin-off)

Board of Directors date	December 10, 2021

Approval of shareholders’ meeting	January 28, 2022

Effective spin-off date	March 1, 2022

45

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(b)

Assets and liabilities transferred to the newly established company through spin-off and its value Assets and liabilities were carried over to the newly established company as specified in the spin-off plan approved by the shareholders on January 28, 2022. Changes in assets and liabilities related to the division, which occur as a result of operations until the spin-off date, were adjusted.

(c)	Accounting of spin-off

①	Assets and liabilities transferred to the newly established company were measured at their carrying amount prior to the spin-off.

②

Among the deferred tax assets (liabilities) related to the transferred assets and liabilities, only those items that can be transferred under the Corporate Tax Act were transferred to the newly established company.

(d)

Rights and obligations transferred to the newly established company Active and passive assets, other rights and obligations including rights and obligations under public law, and factual relations with monetary value (including licensing, labor relations, contract relations, litigation and others), which are related to the business subject to divide, are carried over to the newly established company. Otherwise, it is carried over to the surviving company.

(e)

Obligations of the Company as a result of the spin-off Pursuant to Article 530-3(1) of the Commercial Code of the Republic of Korea, the spin-off shall be approved by the special resolution at the shareholders’ meeting. The surviving company and the newly established company are jointly liable for the liabilities of the Company before the spin-off date under Article 530(9)(1) of the Commercial Code of the Republic of Korea.

46

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

(f)	Details of assets and liabilities transferred to the newly established company as of the spin-off date are as follows :

(in millions of Won)	March 1, 2022
Assets
Cash and cash equivalents	~~W~~	1,910,211
Trade accounts and notes receivable, net		6,469,413
Other receivables, net		477,252
Other short-term financial assets		3,589,789
Inventories		7,268,929
Assets held for sale		24,250
Other current assets		96,266

Total current assets		19,836,110

Long-term trade accounts and notes receivable, net		5,374
Other receivables, net		81,731
Other long-term financial assets		184,487
Investments in subsidiaries, associates and joint ventures		236,174
Investment property, net		12,933
Property, plant and equipment, net		19,409,737
Intangible assets, net		527,400
Defined benefit assets, net		98,320
Other non-current assets		34,232

Total non-current assets		20,590,388

Total assets	~~W~~	40,426,498

Liabilities
Trade accounts and notes payable	~~W~~	2,042,473
Short-term borrowings and current installments of long-term borrowings		2,994,566
Other payables		956,789
Other short-term financial liabilities		3,534
Provisions		70,000
Other current liabilities		126,904

Total current liabilities		6,194,266

Long-term borrowings, excluding current installments		4,127,763
Other payables		395,278
Long-term provisions		37,505
Deferred tax liabilities		26,926
Other non-current liabilities		3,698

Total non-current liabilities		4,591,170

Total liabilities		10,785,436

Equity
Hybrid bonds		199,384

Total equity		199,384

Total liabilities and equity	~~W~~	10,984,820

Net assets transferred (Investment in subsidiary)	~~W~~	29,441,678

47

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2022

(Unaudited)

36.	Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on November 4, 2022, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~151.7 billion).

(b)

Pursuant to the resolution of the Board of Directors on November 4, 2022, the Company decided to dispose of 16 subsidiaries including POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, 7 associates and joint ventures including POSCO-SAMSUNG-Slovakia Processing Center, 33 equity securities including PT. Krakatau Steel, and 2 other securities including IBK POSCO TRUBEN Recovery Private Equity Fund No.1. In addition, the Company decided to dispose of the subsidiary POSCO Europe Steel Distribution Center to the subsidiary POSCO FLOW Co., Ltd.

48